7/26

07026015

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northstar Healthcare Inc.

*CURRENT ADDRESS 355 Burrard St. Suite 1900
Vancouver, British Columbia V6C2G8
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 2 2007
THOMSON
FINANCIAL

FILE NO. 82- 35104 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 8/15/07

082-35104

AR/S
12-31-06

Long Form Final Prospectus - English
May 10, 2007

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. See "Plan of Distribution".

PROSPECTUS

Initial Public Offering May 9, 2007

Northstar Healthcare Inc.

Cdn $148,074,300

12,087,698 Common Shares

This initial public offering (the "Offering") of 12,087,698 common shares ("Common Shares") of Northstar Healthcare Inc. ("Northstar" or the "Issuer") is being sold on an underwritten basis by BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). See "Plan of Distribution".

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly hold an interest in two ambulatory surgery centres in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and three pain management clinics in Houston (collectively, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ambulatory surgery centres and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, Northstar Healthcare Subco, L.L.C. ("Northstar Subco"), an indirect subsidiary of the Issuer, will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. Northstar will be entitled to 87.5% of the distributions indirectly paid to Northstar Subco by the Northstar Partnerships on account of its indirect partnership interests and 87.5% of the management fees paid by the Northstar Partnerships and the Managed Centres (after deducting the preferential distributions on the Subco Preferred Units and the Acquisitions Preferred Units and any applicable United States withholding taxes). Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will be entitled to the remaining 12.5% of such distributions and management fees. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships", "Investment Agreement and Related Transactions", "Retained Interest" and "Use of Proceeds".

Upon the closing of this Offering (the "Closing"), the Issuer's board of directors intends to adopt a dividend policy providing for the payment, subject to applicable law and the terms of any then existing indebtedness, of regular monthly dividends on each of its Common Shares initially in the annual amount of Cdn $1.20 per share.

The price to the public of the Common Shares has been determined by negotiation among Northstar, Ventures and the Underwriters. See "Plan of Distribution". **There are certain risk factors associated with an investment in the Common Shares, which should be carefully reviewed and considered by prospective purchasers before purchasing the Common Shares. See "Risk Factors".**

Each Common Share is entitled to one vote. Upon completion of this Offering, the Issuer's outstanding Common Shares will consist of 12,087,698 Common Shares. See "The Issuer – Share Capital".

Northstar Healthcare Inc.



Northstar Healthcare Inc. manages, owns and operates Ambulatory Surgery Centers (ASCs) in Houston and Dallas, Texas

Northstar will own a controlling interest in two ASCs in Houston, Texas and manage an ASC in Dallas and three pain management clinics in Houston. The Northstar ASCs are licensed ambulatory surgery centers that provide scheduled surgical procedures in select high-margin clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients.


PALLADIUM

☆ The Palladium for Surgery – Houston

THE PALLADIUM FOR SURGERY (HOUSTON) is located in Houston, Texas, less than a mile from the Galleria shopping and office complex, within minutes of the Texas Medical Center. Palladium ASC focuses primarily on pain management, ENT, podiatry, and orthopedics.



☆ Kirby Surgical Center – Houston

KIRBY SURGICAL CENTER (HOUSTON) is located in Houston, Texas, in close proximity to major sports stadiums. A number of this Northstar ASC's surgical staff are designated physicians for professional sports teams. Kirby ASC focuses primarily on pain management, ENT, podiatry, and orthopedics.



☆ The Palladium for Surgery – Dallas

THE PALLADIUM FOR SURGERY (DALLAS) is well located in the heart of Dallas' Medical Center and focuses primarily on pain management, ENT, podiatry, and orthopedics.

Northstar Healthcare Inc.



River Oaks Pain Management Center – Humble



River Oaks Pain Management Center – Baytown



River Oaks Pain Management Center – Galleria

RIVER OAKS PAIN MANAGEMENT FACILITIES – Established in 1998, the three Houston, Texas area locations include 3 physicians and 12+ staff. Northstar Healthcare has management responsibilities for this group practice.



In connection with this Offering, the Underwriters are permitted to engage in transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. **The Underwriters may offer the Common Shares at a lower price than stated below. See "Plan of Distribution". There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell Common Shares purchased under this prospectus.**

Price: Cdn $12.25 per Common Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Issuer(2)
Per Common Share	Cdn $ 12.25	Cdn $ .704	Cdn $ 11.546
Total(3)	Cdn $148,074,300	Cdn $8,514,272	Cdn $139,560,028

Notes:

(1) The Underwriters will receive a fee of 5.75% of the price of the Common Shares offered hereby.

(2) After deducting the Underwriters' fee but before deducting expenses of the Offering, estimated at Cdn $5,544,000, which expenses will be paid for by the Issuer on behalf of certain subsidiaries of the Issuer, including Northstar Acquisitions, from the proceeds of the Offering.

(3) The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part and at any time for a period of 30 days after Closing to purchase up to an additional 1,813,154 Common Shares on the same terms as set forth above solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Issuer will be Cdn $170,285,437, Cdn $9,791,413 and Cdn $160,494,024, respectively. See "Plan of Distribution". This prospectus qualifies the distribution of the Over-Allotment Option and the Common Shares issuable on the exercise thereof.

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares under the symbol "NHC". Listing is subject to the Issuer fulfilling all of the requirements of the TSX on or before July 31, 2007, including distribution of the Common Shares to a minimum number of public shareholders.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued, sold and delivered by the Issuer to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP and, with respect to U.S. federal income tax matters, on behalf of the Issuer by Kaye Scholer LLP and on behalf of the Underwriters by Shearman & Sterling LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Offering will be conducted under the book-based system. Accordingly, a subscriber who purchases Common Shares will receive a customer confirmation from the registered dealer from or through whom Common Shares are purchased. CDS Clearing and Depository Services Inc. (''CDS'') will record the CDS participants who hold Common Shares on behalf of owners who have purchased or transferred Common Shares in accordance with the book-based system. Certificates evidencing Common Shares will not be issued unless specifically requested. The closing date of this Offering is expected to occur on or about May 17, 2007 or such other date as the Issuer and the Underwriters may agree (the "Closing Date"), but in any event no later than June 20, 2007. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer that is a CDS participant and from or through which the Common Shares are purchased.

Ventures, the promoter of this Offering, is organized under the laws of a foreign jurisdiction and resides outside Canada. Although Ventures has appointed the Issuer, Suite 2400, 250 Yonge Street, Toronto, Ontario, Canada, M5B 2M6 as its agent for service of process in Ontario, it may not be possible for investors to collect from the promoter judgments obtained in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. See ''Risk Factors – Risks Related to the Structure of the Issuer and this Offering – Limitations on Enforcement of Certain Civil Judgments by Canadian Investors''.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains "forward-looking statements" that reflect the current expectations of management regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are only predictions and are not guarantees of performance. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "aim", "endeavour" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Important assumptions relating to the forward-looking statements contained in this prospectus include expansion, capital expenditures, competitive conditions and gross economic conditions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this prospectus are based upon what management currently believes to be reasonable assumptions, we cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus and we do not intend, and do not assume any obligation, to update or revise these forward-looking statements.

NON-GAAP FINANCIAL MEASURES

This prospectus contains references to EBITDA (earnings before interest, taxes, depreciation and amortization). Management believes that EBITDA is a useful supplemental measure of cash available for distribution prior to debt service, capital expenditures and income taxes. However, EBITDA is not a recognized earnings measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss (which are determined in accordance with GAAP or Canadian GAAP) as an indicator of the performance of the Issuer or the Northstar Partnerships or as a measure of liquidity and cash flows. The Issuer's method of calculating EBITDA may differ materially from the methods used by other public companies and accordingly, may not be comparable to similarly titled measures used by other public companies.

This prospectus also contains references to net collected revenues, which represents actual payments received from third-party payors and patients, less refunds. Net collected revenues is not a recognized earnings measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP.

GENERAL MATTERS

Market data and industry forecasts used throughout this prospectus were obtained from various public sources. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

Our corporate website is *www.Northstar-Healthcare.com.* The information contained on our website is not intended to be included in or incorporated by reference into this prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in our Common Shares.

The graphs and tables demonstrating our historical performance that are contained in this prospectus are intended only to illustrate the effects of past performance. Past returns are not necessarily indicative of future performance.

As used in this prospectus, unless the context indicates or requires otherwise, the terms "Northstar", "Issuer", "we", "us" and "our" mean Northstar Healthcare Inc.

Unless otherwise indicated or the context otherwise requires, all references to years in this prospectus are references to calendar years.

Percentages in tables have been rounded and accordingly may not add up to one hundred percent. Certain financial data has also been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetical totals of such data.

CURRENCY AND EXCHANGE RATE INFORMATION

In this prospectus, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. References to "$", "US$" or "U.S. dollars" are to the lawful currency of the United States and references to "Cdn $" or "Canadian dollars" are references to the lawful currency of Canada.

The business of the Northstar Partnerships is conducted in the United States and their revenues and expenses are denominated, earned and incurred in U.S. dollars. Accordingly, the *pro forma* consolidated financial statements of the Issuer and the financial statements for the Northstar Partnerships included in this prospectus are presented in U.S. dollars.

The following table reflects the high and low rates of exchange for one U.S. dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average of such rates of exchange on the last day of each month of such periods, based on the Bank of Canada noon spot rate of exchange:

	Years Ended December 31,		
	2006	2005	2004
Low	1.1726	1.2704	1.3968
High	1.0990	1.1507	1.1774
Period end	1.1653	1.1659	1.2036
Average rate	1.1342	1.2116	1.3015

On May 8, 2007, the noon spot rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn $1.1048.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Issuer, and Borden Ladner Gervais LLP, counsel to the Underwriters, on the date of this prospectus, the Common Shares, if and when listed on the Toronto Stock Exchange, will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder (collectively, the "Tax Act") for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

MEANING OF CERTAIN REFERENCES

Capitalized terms used in this prospectus will have the meaning as set out in the "Glossary of Terms".

References to "management" in this prospectus refer to the management of the Issuer and Northstar Healthcare Acquisitions L.L.C., unless otherwise indicated.

References to "net patient service revenues" in this prospectus refer to gross revenues received from patients, less provisions for contractual adjustments with third-party payors, such as private payors with managed care plans, Medicare and Medicaid.

References to a "procedure" in this prospectus refer to an individual service performed on a patient. In the instance of a typical surgical case, a number of procedures are generally performed. For example, during 2006, 36,400 procedures were performed by the Northstar ASCs, which corresponded to 10,251 cases.

References to "capacity" in this prospectus, when used in connection with an ASC, refer to the amount of time an operating suite is being occupied or used, divided by the amount of time that, in management's judgment, an operating suite could be occupied or used, generally being eight hours per day, five days per week.

Throughout this prospectus, unless otherwise indicated, all references to GAAP are to U.S. generally accepted accounting principles. The audited financial statements of the Northstar Partnerships contained elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States which, as applied to the Northstar Partnerships, in all significant respects conform with Canadian GAAP, as described in the notes to the *pro forma* consolidated financial statements of the Issuer for the year ended December 31, 2006. The *pro forma* consolidated financial statements for the Issuer contained elsewhere in this prospectus have been prepared in accordance with the accounting principles generally accepted in Canada which, as applied to the Issuer, in all respects significantly conform with GAAP.

Unless otherwise noted, the information in this prospectus does not give effect to the exercise of any part of the Over-Allotment Option.

PROSPECTUS SUMMARY

The following information is a summary of the principal features of this Offering and is qualified in its entirety by, and should be read together with, the more detailed information and the financial data and statements contained elsewhere in this prospectus. Certain terms used in this prospectus are defined in the "Glossary of Terms". Unless otherwise indicated, the disclosure contained in this prospectus assumes that the steps under the heading "Investment Agreement and Related Transactions" have been completed.

The Issuer

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly hold an interest in two ASCs in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and three pain management clinics in Houston (collectively, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, Northstar Healthcare Subco, L.L.C. ("Northstar Subco"), an indirect subsidiary of the Issuer, will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. Northstar will be entitled to 87.5% of the distributions indirectly paid to Northstar Subco by the Northstar Partnerships on account of its indirect partnership interests and 87.5% of the management fees paid by the Northstar Partnerships and the Managed Centres (after deducting the preferential distributions on the Subco Preferred Units and the Acquisition Preferred Units and any applicable United States withholding taxes). Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will be entitled to the remaining 12.5% of such distributions and management fees. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships", "Investment Agreement and Related Transactions", "Retained Interest" and "Use of Proceeds".

Industry Overview

Overview of the U.S. Healthcare Market

The United States is the world's largest market for healthcare services. As illustrated by the chart below, total annual U.S. healthcare expenditures are projected by CMS to increase from $2.17 trillion in 2006 to $2.88 trillion in 2010, with annual increases expected to average approximately 7%.

U.S. Healthcare Expenditures
1980-2015(1)



4500
4000
3500
3000
2500
2000
1500
1000
500
0
$ (billions)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year

Source: CMS

(1) Years 2006-2015 are projections.

Health Insurance

Healthcare services in the United States are largely paid for by a combination of public and private payors. Approximately 85% of the population has access to some level of health insurance, which includes both publicly funded health insurance plans and private health insurance plans. Publicly-funded health insurance plans include: Medicare, generally available to persons over 65 years of age; Medicaid, generally available to low-income persons; and other specialty programs for the armed forces, federal employees and various other groups. Medicare is financed and paid for by the U.S. federal government, while Medicaid is administered largely at the state level, with financial support coming from the federal government. Private health insurance in the United States is dominated by third-party payor coverage generally obtained through the workplace. These plans typically provide comprehensive healthcare services to insureds and offer financial incentives for patients to use healthcare providers associated with such plans.

Surgical Facilities

During the past 20 years, there has been a steady increase in the number of surgical procedures performed in the United States, with technological advances, well-informed consumers and increasing life expectancy driving demand. Throughout the 1970s, traditional hospitals had been the dominant providers of surgical procedures in the United States. In the years since that time, continued advancements in medical techniques, equipment and anaesthesia have reduced the invasiveness of many surgical procedures, making them safer and more effective. Management believes that this is the primary reason that the number of surgical procedures performed in alternative surgical settings, such as specialty hospitals and ASCs, has increased significantly in recent years, greatly exceeding the number of both cases and procedures performed in the traditional hospital setting.

Generally, traditional hospitals have the equipment, infrastructure and staffing to perform the most complex and invasive surgeries. They typically offer a complete range of healthcare services including general surgery, intensive care, acute care, obstetrics, imaging and diagnostic procedures, clinical laboratory and pharmacy services and emergency procedures. As a result of the wide range of services offered, traditional hospitals typically have greater capital, infrastructure and staffing requirements than alternative surgical facilities. In recent years, traditional hospitals have faced a number of challenges, including reimbursement pressures, nursing shortages, rising supply costs, escalating information technology expenditures, increasing insurance premiums and an aging infrastructure base.

Specialty hospitals are stand-alone facilities that are not located within the walls of a full-service, traditional hospital. Specialty hospitals are licensed to perform both outpatient procedures and surgical procedures that may require hospitalization for more than 24 hours, commonly referred to as "inpatient procedures". In the State of Texas, specialty hospitals are subject to the same licensing requirements as traditional hospitals. As a result, while specialty hospitals generally only offer procedures on a scheduled basis, they are also required to offer emergency room facilities.

Ambulatory surgery centres, such as the Northstar ASCs, offer an alternative to the institutional setting of a traditional or specialty hospital for scheduled (as opposed to emergency) surgical procedures. Typically, unlike traditional or specialty hospitals, ASCs are licensed only to perform surgical procedures that do not require hospitalization for more than 24 hours. Consequently, ASCs do not schedule patients for procedures that require overnight stays. These procedures are commonly referred to as "outpatient procedures". ASCs generally focus on one or more clinical specialties such as orthopedics, ophthalmology, pain management, ENT, endoscopy, colonoscopy, podiatry, women's health and other general surgical procedures. By focusing on a high volume of a limited number of specialized procedures, physicians and staff at ASCs develop routines that increase their productivity and, as a result, generally offer improved quality of care at a lower cost to the facility than traditional hospitals.

Growth of the U.S. ASC Industry

According to the Federated Ambulatory Surgery Association, in 2005, ASCs in the United States performed more than 12 million procedures. According to a March 2006 Medicare Payment Advisory Commission report, between 1999 and 2005, the number of Medicare-certified ASCs increased from 2,786 to 4,506, an increase of 62%. As illustrated by the chart below, the percentage of surgeries performed in outpatient settings (such as ASCs) compared to traditional and specialty hospitals has increased substantially over the last 25 years.

Inpatient vs. Outpatient Surgery Volume
1981-2005(1)



Procedures (in millions)
60
50
40
30
20
10
0
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
All Outpatient Settings
Hospital Inpatient

Source: Avalere Health analysis of Verispan's Diagnostic Imaging Center Profiling Solution, 2004, and American Hospital Association Annual Survey data for community hospitals, 1981-2004.

(1) Year 2005 is an estimate.

Management believes that the growth in the ASC industry can be primarily attributed to the following three factors:

- *Technological Advancement.* Faster acting and more effective anaesthetics and less invasive techniques (such as arthroscopy and endoscopy) have reduced the trauma of surgeries (by, for example, eliminating the need for large incisions) and the amount of recovery time required by patients following a surgical procedure. As medical innovation continues to advance, an increasing number of procedures are expected to be suitable for the ASC setting.
- *Lower Cost Alternative.* A 2005 study by The Moran Company found that claims for ASC procedures cost Medicare an average of $320 less per procedure than those performed at traditional hospitals. A surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of greater certainty in scheduling, lower facility development costs, more efficient staffing and space utilization, a specialized operating environment focused on cost containment and a reduced need for overnight or prolonged hospitalization.
- *Surgeon and Patient Preference.* ASCs provide surgeons with greater scheduling flexibility, more convenience, more consistent nursing staff and faster turnaround times between cases. In addition, management believes that patients prefer the less institutional environment, higher levels of customer service and convenience, simplified administration procedures and greater scheduling flexibility offered by ASCs.

See "Industry Overview".

Business of Northstar

The Palladium Partnership and the Kirby Partnership own and operate two ASCs in Houston, Texas. The Northstar ASCs are licensed ambulatory surgery centres that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients. The Northstar ASCs consist of The Palladium For Surgery (the "Palladium ASC") and the Kirby Surgery Center (the "Kirby ASC").

Together, the Northstar ASCs have seven operating suites, three procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 12 pre-operation beds, 17 post-operation or recovery beds and 91 surgeons with medical staff privileges. See "– Description of the Northstar ASCs".

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatry surgery, ENT, pain management and general surgery. See "– Revenue Model – Case Mix".

In addition to owning and operating the Northstar ASCs, Northstar Acquisitions will provide management services to the Managed Centres, which initially are The Palladium for Surgery – Dallas and River Oaks Pain Management.

The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth.

Management will be employed by Northstar Acquisitions L.L.C. ("Northstar Acquisitions"). In addition to owning a majority interest in and managing the Northstar ASCs, Northstar Acquisitions will also manage the Managed Centres. Northstar Acquisitions will be paid a management fee by the Managed Centres equal to 10% of their net collected revenue. See "Business of Northstar – Description of the Managed Centres".

Strengths of Northstar

Management believes that Northstar possesses a number of attributes that differentiate it from its competitors, which include traditional hospitals, specialty surgery centres and other ASCs. These attributes include:

- *Multi-Pronged Value Proposition for Surgeons, Patients and Payors.* The Northstar ASCs provide an environment where surgeons can deliver high-quality healthcare services and optimize their case volume.

Management believes that the Northstar ASCs are run efficiently with the intention of reducing wait times for patients and providing a more comfortable setting than a traditional hospital. In addition, management believes that the Northstar ASCs are able to deliver healthcare services in a more cost-effective manner than traditional hospitals.

- *Strong Financial and Operating Performance.* The Northstar ASCs have a track record of improved financial performance. Aggregate net patient service revenues for the Northstar Partnerships increased from approximately $20.3 million in 2004 to $47.0 million in 2006, an increase of 131%.

- *Attractive Organic Growth Prospects.* The Northstar ASCs have significant incremental capacity for future case volume growth. Management believes that the Northstar ASCs are operating significantly below an optimal level of capacity.

- *Target-Rich Environment in ASC Space.* According to the Foundation for Ambulatory Surgery in America, there are currently more than 4,600 ASCs in the United States. The ASC industry is highly fragmented, with the top seven players collectively representing only approximately 15% of the total market. Management has implemented a selective acquisition strategy to support future growth. Management intends to actively search for potential ASC acquisitions that could enhance Northstar's growth strategy.

- *Surgeon Ownership.* The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. This ownership structure gives the Physician Limited Partners of each Northstar ASC a significant on-going financial interest in the success of that ASC.

- *Favourable Payor Mix.* In 2006, approximately 99% of the Northstar Partnerships' collected revenues came from private (or non-government) payor sources, with the remaining 1% coming from Medicare and Medicaid. Management believes that Northstar's focus on private payor sources will result in Northstar being less susceptible to risks associated with changes to government pay programs. The following chart illustrates the combined payor mix for the Northstar Partnerships for each of the past three years:

Net Patient Service Revenues – Payor Sources(1)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006
Private Insurance & Other Private Pay
Workers Compensation
Medicare/Medicaid

(1) Unaudited.

- *Geographic Focus in the Growing Houston Market.* The Northstar ASCs are located in Houston, Texas, the metropolitan area of which has a population of approximately 5 million people. The Texas Medical Center, with more than five million patient visits annually and one of the highest densities in the world of clinical, basic science and medical research facilities, is located in Houston and is the largest medical district in the world. In addition, Houston is home to numerous national and multi-national companies in the energy, manufacturing, financial and service sectors, which provide private-pay health insurance coverage to their employees.
- *Experienced Management Team.* Northstar's management team will be employed by Northstar Acquisitions. Led by its Chief Executive Officer, Donald L. Kramer, M.D., the management team has extensive experience in the ASC and healthcare industries and a proven track record of successfully acquiring and operating outpatient healthcare facilities. Management also has extensive knowledge of the Houston healthcare market, which management believes will assist Northstar in attracting and retaining talented surgeons in the future. Northstar's management team is primarily composed of the management team of the Palladium ASC. While at the Palladium ASC, Dr. Kramer and the management team were responsible for the development and growth of Palladium ASC. Management will work to implement "best practices" across the current Northstar ASCs as well as ASCs acquired in the future. At Closing, Dr. Kramer will have a significant ongoing indirect interest in Northstar as the sole limited partner of Ventures. See "Directors, Officers and Management – Northstar Acquisitions" and "Interest of Management and Others in Material Transactions".

Growth Strategy of Northstar

Northstar intends to implement a growth strategy that involves both organic growth, by enhancing the performance of the existing Northstar ASCs and implementing a selective acquisition strategy.

- *Organic Growth.* Management believes that, in 2006, the Northstar ASCs together operated at approximately 36% of their aggregate capacity, which management believes is well below optimal levels. Management is pursuing a range of initiatives to increase the use of excess capacity at the Northstar ASCs, including implementing "best practices" of (i) identifying, attracting and retaining quality healthcare professionals; (ii) enhancing operating efficiencies; (iii) implementing effective marketing; and (iv) negotiating insurance contracts with third-party payors.
- *Growth By Acquisitions.* The ASC industry in the United States is highly fragmented, consisting of more than 4,600 facilities nationwide, with the top seven companies representing only approximately 15% of the total market. In Texas alone, there are more than 300 licensed ASCs, more than 60 of which are located in Houston. Given the highly fragmented market in the U.S. and in Texas, in particular, management believes that growth opportunities exist through the acquisition of additional ASCs throughout the U.S. and in Texas. Northstar plans to initially focus its acquisition strategy on the Houston ASC market, with an intent to pursue other ASC acquisition opportunities in Texas and the United States that complement its core strategy of acquiring multiple ASCs in large, attractive metropolitan areas.

See "Business of Northstar".

Simplified Post-Closing Structure

The following chart illustrates the simplified ownership structure of Northstar upon completion of the Offering and the transactions contemplated by the Investment Agreement. See "Investment Agreement and Related Transactions".



PUBLIC INVESTORS
100% common shares
Northstar Healthcare Inc.
Healthcare Ventures, Ltd.
87.5% economic interest (1)
12.5% economic interest (1)(7)
U.S. Holdings Entities
Management Agreements
55%(2)(3)(4)
60%(2)(5)
Palladium Partnership
Kirby Partnership
Palladium Dallas(6)
River Oaks Pain Clinics

Notes:

(1) See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

(2) Indirect ownership that includes the general partnership interest.

(3) Assuming full exercise of the Over-Allotment Option, Northstar Subco would own a 70% interest in the Palladium Partnership.

(4) The remaining 45% interest (30% if the Over-Allotment Option is exercised in full) is held by Physician Limited Partners.

(5) The remaining 40% interest is held by Physician Limited Partners.

(6) Northstar holds a right of first refusal of any future sale of The Palladium for Surgery – Dallas.

(7) Donald L. Kramer, M.D., Chief Executive Officer of the Issuer, has an ownership interest in Ventures, the Palladium Partnership, The Palladium for Surgery – Dallas and the River Oaks Pain Clinics. See "Interest of Management and Others in Material Transactions".

Selected Historical and Pro Forma Financial Information of the Northstar Partnerships and the Issuer

The following table sets out selected historical financial information of the Northstar Partnerships and pro forma financial information of the Issuer for the year ended December 31, 2006:

In thousands of U.S. dollars	Year Ended December 31, 2006 (unaudited)
Historical net patient service revenues	$ 47,023
Historical net income	29,739
Adjustments to net income:	
Depreciation	1,150
Incremental general, administrative and other expenses of Northstar Acquisitions(1)	(2,237)
Incremental general, administrative and other expenses of the Issuer(2)	(853)
Pro forma adjustments to net income:	
Existing management fee(3)	1,824
Insurance expense(4)	1,871
Interest expense	234
Management Fee on Managed Centres(5)	360
Pro forma EBITDA(6)	$ 32,088
Pro forma EBITDA margin(7)	68.2%
Minority interest of the Physician Limited Partners(8)	(13,606)
Distributions to Ventures (management fee)(9)	(1,910)
Pro forma EBITDA(6) net of minority interest of the Physician Limited Partners and distributions to Ventures(10)	$ 16,572
Pro forma EBITDA margin(7) net of minority interest of the Physician Limited Partners and distributions to Ventures	35.2%

Notes:

(1) Management estimates that, subsequent to the Offering, Northstar Acquisitions will incur additional general and administrative costs on an ongoing basis relating to normal course compensation to employees of Northstar Acquisitions, rent, marketing and other corporate administration expenses.

(2) Includes estimated administrative expenses to be incurred by the Issuer following the Offering in connection with ongoing public disclosure requirements, investor relations, director fees and other expenses.

(3) The Palladium Partnership currently pays a management fee equal to 10% of net collected revenues. These payment arrangements will be terminated at Closing.

(4) The Palladium Partnership has paid property and casualty insurance premiums to insurance companies affiliated with two of its Physician Limited Partners and a spouse. These payment arrangements will be terminated at Closing.

(5) Northstar Acquisitions will earn a management fee from the Managed Centres equal to 10% of their net collected revenues.

(6) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(7) Margins are expressed as a percentage of net patient service revenues.

(8) Represents estimated partnership distributions to the Physician Limited Partners of each Northstar Partnership, who will retain a 45% limited partnership interest in the Palladium Partnership (assuming no exercise of the Over-Allotment Option) and a 40% limited partnership interest in the Kirby Partnership.

(9) Includes $1,542 of estimated distributions on the Subco Class B Units and $368 of estimated distributions on the Acquisitions Class B Units.

(10) Pro forma cash available to the Issuer to pay dividends is $1,800 less than pro forma EBITDA net of minority interest of the Physician Limited Partners and distributions to Ventures on account of (i) an estimated $400 of annual maintenance capital expenditures, and (ii) estimated cash tax payable of $1,400.

Selected Financial Information of the Northstar Partnerships

The following table sets out selected historical combined financial information of the Northstar Partnerships for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
In thousands of U.S. dollars			
Net patient service revenues	$47,023	$35,148	$20,320
Net income	29,739	21,254	12,400
Adjustments to net income			
Interest expense	234	286	212
Depreciation and amortization	1,150	982	615
EBITDA[(1)]	31,123	22,522	13,227
EBITDA margin[(2)]	66.2%	64.1%	65.1%

	Year Ended December 31,		
	2006	2005	2004
Net patient service revenues			
Palladium Partnership	$24,623	$18,344	$ 9,578
Kirby Partnership	22,399	16,804	10,743
Total	47,023	35,148	20,320
Expenses[(3)]			
Palladium Partnership	9,584	6,919	3,859
Kirby Partnership	7,700	6,975	4,061
Total	17,284	13,894	7,920
Net Income			
Palladium Partnership	15,040	11,425	5,719
Kirby Partnership	14,699	9,829	6,681
Total	$29,739	$21,254	$12,400

Notes:

(1) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(2) Margins are expressed as a percentage of net patient service revenues.

(3) Consists of operating expenses and interest expense.

THE OFFERING

Offering:	12,087,698 Common Shares, by way of a treasury offering.
Price:	Cdn $12.25 per Common Share (the "Offering Price").
Issue Size:	Cdn $148,074,300.
Shares Outstanding After This Offering:	12,087,698 Common Shares.
Over-Allotment Option:	The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part at any time up to 30 days after Closing to purchase up to an additional 1,813,154 Common Shares at a price of Cdn $12.25 per Common Share solely to cover over-allotments, if any, and for market stabilization purposes. See "Plan of Distribution".
Use of Proceeds:	The net proceeds of the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $120.9 million. The Issuer will use such proceeds to indirectly acquire all of the Subco Class A Units and Subco Preferred Units. On Closing, Northstar Subco will use approximately $59.9 million of these proceeds to indirectly acquire a 55% partnership interest, including the general partnership interest, in the Palladium Partnership and approximately $47.7 million of these proceeds to indirectly acquire a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. The remaining proceeds will be paid to Ventures. Ventures is expected to provide or cause to be provided to Northstar Subco a five-year, $5 million revolving credit facility to be used for working capital needs. In addition, on Closing, Ventures will provide cash collateral of up to $5 million as required to support Northstar's hedging arrangements. See "Indebtedness of Northstar". Net proceeds received by the Issuer from the exercise of the Over-Allotment Option will be used principally to purchase an additional interest in the Palladium Partnership (in proportion to the percentage of the Over-Allotment Option being exercised), resulting in Northstar Subco indirectly holding a 70% interest in the Palladium Partnership if the Over-Allotment Option is exercised in full. The remaining proceeds will be paid to Ventures. See "Investment Agreement and Related Transactions" and "Use of Proceeds".
Dividend Policy:	The Issuer intends to adopt a policy of distributing its available cash from consolidated operations, subject to applicable law and the terms of any then existing indebtedness, by way of monthly dividends on the Common Shares, after the retention of amounts considered reasonable and prudent by the Board of Directors for working capital and other purposes, including capital investment and capital reserves. The first such dividend for the period from the Closing to June 30, 2007 is expected to be paid on or before July 16, 2007 and is estimated to be Cdn $0.148 per Common Share (assuming that the Closing occurs on May 17, 2007). Subsequent regular dividends in the estimated amount of Cdn $0.10 per Common Share are anticipated to be paid each month thereafter commencing August 15, 2007. We cannot assure you that we will pay dividends at this level in the future or at all. See "Dividend Policy".

Retained Interest: Upon Closing, Ventures will hold all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive distributions from Northstar Subco, after the prior entitlement of the Subco Preferred Units has been satisfied, on a *pro rata* basis with the holders of Subco Class A Units, subject to certain distribution deferral arrangements with Ventures. See "Retained Interest". In addition, Ventures will also hold an interest in Northstar Acquisitions, which entitles Ventures to 12.5% of all management fees earned by Northstar Acquisitions. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships". Ventures has the right to request that Northstar Subco enter into good faith negotiations to repurchase or cancel all or a portion of its Subco Class B Units for cash in certain specified circumstances. Northstar Subco also has the right to repurchase for cash a portion of the Subco Class B Units for cancellation at fair market value in certain specified circumstances. See "Retained Interest – Repurchase Events" and "Investment Agreement and Related Transactions". Upon a repurchase or redemption of Subco Class B Units, there will be a corresponding decrease in Ventures' economic interest in Northstar Acquisitions. See "Northstar Acquisitions – Share Capital".

Voting Rights: Each outstanding Common Share carries one vote and, subject to applicable law, the holders of Common Shares vote as a class on all matters presented to the shareholders for a vote.

Risk Factors: Prospective purchasers should carefully review and evaluate certain risk factors relating to an investment in the Common Shares, including: we are subject to general business risks in the ASC industry; we depend on payments from third-party payors, including private insurers, managed care organizations and government healthcare programs; we depend on our surgeons and other key personnel; our business is not diversified; we face significant competition from other healthcare providers; we are subject to regulation; we may be unable to implement our organic growth strategy; we may be unable to implement our acquisition strategy; we may incur unexpected, material liabilities as a result of acquiring ASCs; as a healthcare provider, we are subject to professional liability claims both directly and vicariously through the alleged malpractice of members of our medical staff; we rely on technology; we will be subject to rising costs; we depend on referrals; we may be subject to changes in current law or the enactment of future legislation; we may face a shortage of nurses; our ability to pay dividends is dependent on Northstar Acquisitions, which ultimately is dependent upon the Northstar ASCs; we will not have control of the day-to-day medical and certain other affairs of the Northstar ASCs; distribution of all available cash may restrict potential growth of us and the Northstar ASCs; payment of dividends is not guaranteed; exchange rate fluctuations may impact the amount of cash available to be paid out as dividends; substantial indebtedness could negatively impact our business; future issuances of common shares could result in dilution; there are limitations on enforcement of certain civil judgments by Canadian investors; we are subject to Canadian and United States tax laws; the United States Internal Revenue Service may challenge the characterization of the Repurchase Agreement as a financing transaction; Northstar Holdco may not be able to deduct all of the dividend payments made on the Acquisitions Class A Units for United States federal income tax purposes; Northstar Holdco may not be able to finance the repurchase of the Acquisitions Class A Units in a tax-efficient manner; the non-solicitation and non-competition agreements of the existing partners may not be enforceable; conflicts of interest; and there may be limitations on the enforcement of our rights against Ventures. See "Risk Factors".

THE ISSUER

The Issuer is a corporation formed to indirectly acquire and/or manage ambulatory surgery centres in the United States, focusing initially on Houston and other metropolitan areas in Texas. Initially, the Issuer will indirectly hold an interest in two ASCs in Houston, Texas (together, the "Northstar ASCs" and, individually, a "Northstar ASC") and manage an ambulatory surgery centre in Dallas and three pain management clinics in Houston (collectively, the "Managed Centres"). The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand its asset base and increase dividends through selective acquisitions and organic growth. See "Business of Northstar".

The Northstar ASCs are owned and operated by The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership") and Medical Ambulatory Surgical Suites, LP (the "Kirby Partnership", together with the Palladium Partnership, the "Northstar Partnerships" and, each individually, a "Northstar Partnership"). Following completion of the Offering, Northstar Healthcare Subco, L.L.C. ("Northstar Subco"), an indirect subsidiary of the Issuer, will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. Northstar will be entitled to 87.5% of the distributions indirectly paid to Northstar Subco by the Northstar Partnerships on account of its indirect partnership interests and 87.5% of the management fees paid by the Northstar Partnerships and the Managed Centres (after deducting the preferential distributions on the Subco Preferred Units and the Acquisitions Preferred Units and any applicable United States withholding taxes). Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will be entitled to the remaining 12.5% of such distributions and management fees. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships", "Investment Agreement and Related Transactions", "Retained Interest" and "Use of Proceeds".

INDUSTRY OVERVIEW

Overview of the U.S. Healthcare Market

The United States is the world's largest market for healthcare services. As illustrated by the chart below, total annual U.S. healthcare expenditures are projected by CMS to increase from $2.17 trillion in 2006 to $2.88 trillion in 2010, with annual increases expected to average approximately 7%.

U.S. Healthcare Expenditures
1980-2015(1)



4500
4000
3500
3000
2500
2000
1500
1000
500
0
$ (billions)
1980
1990
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year

Source: CMS

(1) Years 2006-2015 are projections.

Health Insurance

Healthcare services in the United States are largely paid for by a combination of public and private payors. Approximately 85% of the population has access to some level of health insurance, which includes both publicly funded health insurance plans and private health insurance plans.

Publicly-funded health insurance plans include: Medicare, generally available to persons over 65 years of age; Medicaid, generally available to low-income persons; and other specialty programs for the armed forces, federal employees and various other groups. Medicare is administered and financed by the U.S. federal government, while Medicaid is administered largely at the state level, with financial support coming from the federal government.

Private health insurance in the United States is dominated by third-party payor coverage generally obtained through the workplace. These plans typically provide comprehensive healthcare services to insureds and offer financial incentives for patients to use healthcare providers associated with such plans.

Public and private insurance plans cover a portion of the cost of healthcare services performed at associated facilities and generally require a co-payment, deductible and/or coinsurance to be paid by or on behalf of the patient. These payments typically represent a relatively small portion of the overall cost of the healthcare service. The chart below illustrates the increased role of private payors in U.S. health expenditures during the past 25 years.

Distribution of U.S. Health Expenditures by Source of Payment for 1980, 1990, and 2004[(1)]



50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1980
1990
2004
Medicare/Medicaid
Out of Pocket
Other Government
Other Private and Private Insurance

Source: CMS

(1) CMS completed a benchmark revision in 2006, introducing changes in methods, definitions and source data. For more information on this revision, see http://www.cms.hhs.gov/NationalHealthExpendData.

Surgical Facilities

During the past 20 years, there has been a steady increase in the number of surgical procedures performed in the United States, with technological advances, well-informed consumers and increasing life expectancy driving demand. Throughout the 1970s, traditional hospitals had been the dominant providers of surgical procedures in the United States. In the years since that time, continued advancements in medical techniques, equipment and anaesthesia have reduced the invasiveness of many surgical procedures, making them safer and more effective. Management believes that this is the primary reason that the number of surgical procedures performed in alternative surgical settings, such as specialty hospitals and ASCs, has increased significantly in recent years, greatly exceeding the number of both cases and procedures performed in the traditional hospital setting.

Generally, traditional hospitals have the equipment, infrastructure and staffing to perform the most complex and invasive surgeries. They typically offer a complete range of healthcare services including general surgery, intensive care, acute care, obstetrics, imaging and diagnostic procedures, clinical laboratory and pharmacy services and emergency procedures. As a result of the wide range of services offered, traditional hospitals typically have greater capital, infrastructure and staffing requirements than alternative surgical facilities. In recent years, traditional hospitals have faced a number of challenges, including reimbursement pressures, nursing shortages, rising supply costs, escalating information technology expenditures, increasing insurance premiums and an aging infrastructure base.

Specialty hospitals are stand-alone facilities that are not located within the walls of a full-service, traditional hospital. Specialty hospitals are licensed to perform both outpatient procedures and surgical procedures that may require hospitalization for more than 24 hours, commonly referred to as "inpatient procedures". In the State of Texas, specialty hospitals are subject to the same licensing requirements as traditional hospitals. As a result, while specialty hospitals generally only offer procedures on a scheduled basis, they are also required to offer emergency room facilities.

Ambulatory surgery centres, such as the Northstar ASCs, offer an alternative to the institutional setting of a traditional or specialty hospital for scheduled (as opposed to emergency) surgical procedures. Typically, unlike traditional or specialty hospitals, ASCs are licensed only to perform surgical procedures that do not require hospitalization for more than 24 hours. Consequently, ASCs do not schedule patients for procedures that require overnight stays. These procedures are commonly referred to as "outpatient procedures". ASCs generally focus on one or more clinical specialties such as orthopedics, ophthalmology, pain management, ENT, endoscopy, colonoscopy, podiatry, women's health and other general surgical procedures. By focusing on a high volume of a limited number of specialized procedures, physicians and staff at ASCs develop routines that increase their productivity and, as a result, generally offer improved quality of care at a lower cost than traditional hospitals.

Growth of the U.S. ASC Industry

According to the Federated Ambulatory Surgery Association, in 2005, ASCs in the United States performed more than 12 million procedures. According to a March 2006 Medicare Payment Advisory Commission report, between 1999 and 2005, the number of Medicare-certified ASCs increased from 2,786 to 4,506, an increase of 62%. As illustrated by the chart below, the percentage of surgeries performed in outpatient settings (such as ASCs) compared to traditional and specialty hospitals has increased substantially over the last 25 years.

Inpatient vs. Outpatient Surgery Volume
1981-2005(1)



60
50
40
30
20
10
0
Procedures (in millions)
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
All Outpatient Settings
Hospital Inpatient

Source: Avalere Health analysis of Verispan's Diagnostic Imaging Center Profiling Solution, 2004, and American Hospital Association Annual Survey data for community hospitals, 1981-2004.

(1) Year 2005 is an estimate.

Management believes that the growth in the ASC industry can be primarily attributed to the following three factors:

- *Technological Advancement.* Changes in technology have made it increasingly practical to perform a growing range of procedures in ASCs. Faster acting and more effective anaesthetics and less invasive techniques (such as arthroscopy and endoscopy) have reduced the trauma of surgeries (by, for example, eliminating the need for large incisions) and the amount of recovery time required by patients following a surgical procedure. As medical innovation continues to advance, an increasing number of procedures are expected to be suitable for the ASC setting.
- *Lower Cost Alternative.* A 2005 study by The Moran Company found that claims for ASC procedures cost Medicare an average of $320 less per procedure than those performed at traditional hospitals. In addition, The Foundation for Ambulatory Surgery in America reported that in 2005, the choice of ASCs over traditional hospitals to perform certain procedures covered by Medicare resulted in savings to the Medicare program of $1.1 billion in that year. A surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of greater certainty in scheduling, lower facility development costs, more efficient staffing and space utilization, a specialized operating environment focused on cost containment and a reduced need for overnight or prolonged hospitalization.
- *Surgeon and Patient Preference.* ASCs provide surgeons with greater scheduling flexibility, more convenience, more consistent nursing staff and faster turnaround times between cases. Procedures at ASCs are of a non-emergency, elective nature, thereby allowing procedures to be scheduled without interruption by another doctor's emergency surgery in the operating suite. In addition, management believes that patients prefer the less institutional environment, higher levels of customer service and convenience, simplified administration procedures and greater scheduling flexibility offered by ASCs.

BUSINESS OF NORTHSTAR

Business Overview

The Palladium Partnership and the Kirby Partnership own and operate two ASCs in Houston, Texas. The Northstar ASCs are licensed ambulatory surgery centres that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both surgeons and patients. The Northstar ASCs consist of The Palladium For Surgery (the "Palladium ASC") and the Kirby Surgery Center (the "Kirby ASC").

Together, the Northstar ASCs have seven operating suites, three procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 12 pre-operation beds, 17 post-operation or recovery beds and 91 surgeons with medical staff privileges. See "– Description of the Northstar ASCs".

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatry surgery, ENT, pain management and general surgery. See "– Revenue Model – Case Mix".

The objectives of Northstar are to (i) enhance the long-term value of Northstar through the ownership and management of ASCs and (ii) expand the asset base and increase dividends through selective acquisitions and organic growth.

Management will be employed by Northstar Acquisitions L.L.C. ("Northstar Acquisitions"). In addition to owning a majority interest in and managing the Northstar ASCs, Northstar Acquisitions will also manage the Managed Centres. Northstar Acquisitions will be paid a management fee by the Managed Centres equal to 10% of their net collected revenue. See "– Description of the Managed Centres".

Strengths of Northstar

Management believes that Northstar possesses a number of attributes that differentiate it from its competitors, which include traditional hospitals, specialty surgery centres and other ASCs. These attributes include:

Multi-Pronged Value Proposition for Surgeons, Patients and Payors

The Northstar ASCs provide an environment where surgeons can deliver high-quality healthcare services and optimize their case volume. Management believes that the Northstar ASCs are run efficiently with the intention of reducing wait times for patients and providing a more comfortable setting than a traditional hospital. In addition, management believes that the Northstar ASCs are able to deliver healthcare services in a more cost-effective manner than traditional hospitals.

Strong Financial and Operating Performance

The Northstar ASCs have a track record of improved financial performance. Aggregate net patient service revenues for the Northstar Partnerships increased from approximately $20.3 million in 2004 to $47.0 million in 2006, an increase of 131%. Aggregate EBITDA for the Northstar Partnerships increased from approximately $13.2 million in 2004 to $31.1 million in 2006, an increase of 136%. In addition, management believes that the Northstar ASCs have shown an ability to implement clinical and administrative procedures to maximize efficiency and surgeon productivity. By successfully executing a business strategy that emphasizes surgeon and patient satisfaction and operating efficiencies, the Northstar Partnerships have experienced strong and consistent historical growth in net patient service revenues and profitability.

Attractive Organic Growth Prospects

The Northstar ASCs have significant incremental capacity for future case volume growth. As illustrated by the table below, management believes that the Northstar ASCs are operating significantly below optimal capacity. However, there are a number of factors that affect an ASC's ability to operate at 100% capacity, including the preference by patients to schedule surgeries at certain times and on certain days of the week. In addition, factors such as physician and patient schedules, extended surgery time that may be needed for procedures, the availability of clinical staff and the availability of pre- and post-operative beds also affect an ASC's ability to operate at 100% capacity. See "Growth Strategies – Organic Growth".

ASC	% of Capacity[1]
Palladium	44%
Kirby	29%
Total	36%[2]

(1) Represents management estimates. See "Meaning of Certain References".

(2) Weighted average total based on the number of operating and procedure rooms.

Target-Rich Environment in ASC Space

According to the Foundation for Ambulatory Surgery in America, there are currently more than 4,600 ASCs in the United States. The ASC industry is highly fragmented, with the top seven players collectively representing only approximately 15% of the total market. Northstar represents an attractive platform for surgeon-owned ASCs, as it possesses experienced management and significant resources. Management has implemented a selective acquisition strategy to support future growth. See "Growth Strategy – Growth by Acquisitions".

Surgeon Ownership

The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. This ownership structure gives the Physician Limited Partners of each Northstar ASC a significant on-going financial interest in the success of that ASC. Additionally, the Physician Limited Partners, who in 2006 collectively handled approximately 63.2% of the cases at the Northstar ASCs, have continuing contractual obligations relating to performance under the Partnership Agreements.

Favourable Payor Mix

In 2006, approximately 99% of the Northstar Partnerships' collected revenues came from private (or non-government) payor sources, with the remaining 1% coming from Medicare and Medicaid. Management believes that Northstar's focus on private payor sources will result in Northstar being less susceptible to risks associated with changes to government pay programs. The following chart illustrates the payor mix for the Northstar Partnerships for each of the past three years:

Net Patient Service Revenues – Payor Sources(1)



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006
Private Insurance & Other Private Pay
Workers Compensation
Medicare/Medicaid

(1) Unaudited.

Geographic Focus in the Growing Houston Market

The Northstar ASCs are located in Houston, Texas, the metropolitan area of which has a population of approximately 5 million people. The city of Houston, the fourth largest city in the United States, has experienced average annual population growth of approximately 2.9% since 2000. The city of Houston is recognized throughout the world for its advances in healthcare and health services and accordingly draws patients from an ever broader geographic area. The Texas Medical Center, with more than five million patient visits annually and one of the highest densities in the world of clinical, basic science and medical research facilities, is the largest medical district in the world. Located within a few miles of the Northstar ASCs, the Texas Medical Center contains 42 medical-related institutions, 13 hospitals, and two medical schools with a steady supply of new surgeons. In addition, Houston is home to numerous national and multi-national companies in the energy, manufacturing, financial and service sectors, which provide private-pay health insurance coverage to their employees.

Experienced Management Team

Management will be employed by Northstar Acquisitions. Northstar's management team, led by its Chief Executive Officer, Donald Kramer, M.D., has extensive experience in the ASC and healthcare industries and a proven track record of successfully acquiring and operating outpatient healthcare facilities. Management also has extensive knowledge of the Houston healthcare market, which management believes will assist Northstar in attracting and retaining talented surgeons in the future. Northstar's management team is primarily composed of the management team of the Palladium ASC. While at the Palladium ASC, Dr. Kramer and the management team were responsible for the development and growth of Palladium ASC. For example, net patient service revenues of the Palladium Partnership grew from approximately $9.6 million in 2004 to over $24.6 million in 2006. Management will work to implement "best practices" across the Northstar ASCs as well as any other ASCs acquired in the future. At Closing, Dr. Kramer will have a significant ongoing indirect interest in Northstar as the sole limited partner of Ventures. See "Directors, Officers and Management – Northstar Acquisitions" and "Interest of Management and Others in Material Transactions".

Growth Strategy of Northstar

Northstar intends to implement a growth strategy that involves both organic growth, by enhancing the performance of the existing Northstar ASCs and implementing a selective acquisition strategy.

Organic Growth

Management believes that, in 2006, the Northstar ASCs collectively operated at approximately 36% of their aggregate capacity, which management believes is well below optimal capacity. Management is pursuing a range of initiatives to increase the use of excess capacity at the Northstar ASCs. These initiatives will primarily consist of implementing "best practices" across the Northstar ASCs and any other ASCs to be acquired in the future. These best practices include:

Identifying, Attracting and Retaining Quality Healthcare Professionals

Management believes that high-quality surgeons will continue to be attracted to the Northstar ASCs because of the Northstar ASCs' commitment to excellent care and personalized service for patients. Management also believes that the skill and reputation of the Northstar ASCs' surgical staff, a number of whom are designated physicians for professional sports teams, will assist the Northstar ASCs in continuing to attract other high-quality, active surgeons and other healthcare professionals. In addition, the Northstar ASCs have shown an ability to implement staffing, scheduling and clinical systems and protocols that increase surgeon productivity and promote their professional and financial success. Management believes this focus on surgeons, combined with a commitment to providing quality healthcare in a friendly and convenient environment for patients, will continue to increase the number of procedures performed at the Northstar ASCs.

Management intends to continue to focus its physician recruitment efforts on the specialties and surgeons that would generate significant revenue for the Northstar ASCs. The large number of community-based physician practices in Houston provide a significant talent pool from which Northstar can recruit capable surgeons. Moreover, Houston's Texas Medical Center, with its two medical schools and 14 hospitals, is one of the world's largest physician training centres. Upon completion of their training, many physicians trained at the Texas Medical Center choose to continue living and working in Houston due to its rapidly growing population base, attractive demographics and quality of life considerations.

During the past three years, Palladium ASC has experienced significant organic growth due in part to an increased number of procedures being performed by surgeons who are not Physician Limited Partners. Management intends to continue attracting surgeons who are not Physician Limited Partners to perform procedures at the Northstar ASCs to increase growth without diluting the equity interests of existing Physician Limited Partners.

Enhancing Operating Efficiencies

The clinical and operational procedures in place at the Northstar ASCs are designed to maximize operational efficiencies. For example, Palladium ASC has now implemented an electronic billing system that management believes has significantly reduced payment cycles. Also, the Kirby ASC has implemented a number of back office programs to increase operating efficiency, including those related to accounting, collections and human resources. By focusing on a limited number of specialized procedures, the Northstar ASCs are able to develop and implement clinical and administrative best practices that enhance surgeon productivity. Each Northstar ASC will continue to refine its case mix to enhance its operating efficiency. Management will be responsible for identifying and achieving potential synergies among the Northstar ASCs, including the implementation of best practices, benchmarking, strategic planning, standardizing reporting and information systems, equipment and supplies, and participating in group purchasing programs.

Implementing Effective Marketing

A range of targeted marketing programs have resulted in significant organic growth at the Palladium ASC. For example, Palladium ASC has successfully marketed pediatric procedures (such as tonsillectomies and tubes for children's ears) for Saturday time slots to better accommodate working parents. In addition, Palladium ASC is implementing and marketing Saturday morning colonoscopies, which will provide patients with ample recovery time with minimal absence from work. Under the banner of "Sinus Center of Houston", Palladium ASC has implemented a joint advertising campaign directed at patients in need of sinus surgery. The costs of such program are shared with Palladium ASC's head and neck surgeons. Northstar intends to implement similar creative marketing and surgical practice innovations, tailored to the particular specialties of each Northstar ASC.

Implementing Physician Training Programs

The Northstar ASCs offer physician training programs to help promote the long-term financial success of the Northstar ASCs. For example, over the past three years, Palladium ASC has successfully trained more than 10 primary-care physicians to perform pain management injection procedures. These trained physicians are now able to treat their own patients at Palladium ASC rather than referring them to pain management specialists who perform procedures at unrelated ASCs. Currently, more than 30% of the pain management cases at Palladium ASC are performed by physicians who have completed their training at Palladium ASC. Additionally, Palladium ASC is a primary pain management training site for the two Houston medical schools. It also hosts medical students, physician residents and physician fellows on a rotating basis. Training programs have served as a useful recruitment tool for Palladium ASC and have helped build its reputation in the Houston market. Management intends to expand training programs across each of the Northstar ASCs.

Negotiating Insurance Contracts With Third-Party Payors

The Northstar ASCs may choose to offer insurance companies contracted discounts in order to increase patient volumes from such insurers. Management has significant experience in negotiating favourable rates with these payors.

Growth By Acquisitions

The ASC industry in the United States is highly fragmented, consisting of more than 4,600 facilities nationwide, with the top seven companies representing only approximately 15% of the total market:

Major For-Profit ASC Participants in the United States

ASC Company	No. of ASCs	Estimated Market Share
HealthSouth Corp.	153	3.4%
Amsurg Corp.	153	3.4%
United Surgical Partners International, Inc.	128	2.8%
HCA, Inc.	92	2.0%
Nueterra Healthcare, LLC	70	1.6%
Symbion, Inc.	62	1.4%
SurgCenter Development	43	1.0%

Source: The ASC Sector Survey published by Deutsche Bank Securities, Inc. on October 6, 2006.

In Texas alone, there are more than 300 licensed ASCs, more than 60 of which are located in Houston. Given the highly fragmented market in the U.S. and in Texas, in particular, management believes that growth opportunities exist through the acquisition of additional ASCs. Northstar plans to initially focus its acquisition strategy on the Houston ASC market, with an intent to pursue other ASC acquisition opportunities in Texas and possibly other parts of the United States that complement its core strategy of acquiring multiple ASCs in large, attractive metropolitan areas.

When evaluating an acquisition target, Northstar will examine numerous criteria, including its growth potential in terms of revenues and cash flows, margins, potential for synergies, competition in and size of the local market, case mix, payor mix, quality of surgeon partners, ability to negotiate contracts with local managed care organizations, and licensing and other regulatory considerations. Among other sources, management intends to use industry contacts to identify, contact and develop potential acquisition candidates.

Upon identifying an acquisition target, Northstar will conduct financial, legal, facilities, operational, and systems audits of such target and will conduct interviews with the target's management, affiliated surgeons and staff. Once an ASC is acquired, management will focus on upgrading marketing activities, systems and protocols to increase profitability.

Management intends to actively search for potential ASC acquisitions that could enhance Northstar's growth strategy, and a number of potential opportunities are currently in various stages of evaluation by Northstar. Although management believes that certain of these opportunities may lead to future acquisitions, no commitments have been made by Northstar Acquisitions or any of its agents or representatives to any potential acquisition candidates and there is no assurance that Northstar will pursue or enter into any future transaction that it is presently evaluating.

Description of the Northstar ASCs

The following table sets forth information regarding each of the Northstar ASCs as of December 31, 2006 and the percentage of net collected revenues attributed to Physician Limited Partners for the year ended December 31, 2006.

Northstar ASC	Surgical Suites	Treatment Rooms	Pre-Op Beds	Post-Op Beds	Active Surgeons with Medical Privileges	No. of Physician Limited Partners	Percentage of Net Collected Revenues[1] Attributed to Physician Limited Partners
Palladium	3	2	7	9	80	5	44.4%
Kirby	4	1	5	8	11	10	100%
Total	**7**	**3**	**12**	**17**	**91**	**15**	—

(1) Net Collected Revenue refers to the net patient service revenues actually collected in a calendar year.

Palladium ASC

Palladium ASC is located at 4120 Southwest Freeway, 2nd Floor, in Houston, Texas, less than one mile from the world famous Galleria shopping and office complex, within minutes of the Texas Medical Center and just east of the busiest intersection in Texas. Operations began in December 2003 and, as of January 1, 2007, 80 surgeons had staff privileges at Palladium ASC with specialties in pain management, ENT, podiatry, orthopedics, general surgery, gastrointestinal and chiropractic medicine.

The 14,875 sq. ft. facility is currently leased from a third-party at an average rental rate of $34,105 per month. The lease has an initial term that ends in 2013 with two five-year renewal options and is currently in good standing. Palladium ASC is owned by the Palladium Partnership. On Closing, Northstar Subco will indirectly hold a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) while the remaining 45% (30% if the Over-Allotment Option is exercised in full) will be owned by Palladium's Physician Limited Partners.

Kirby ASC

Kirby ASC is located at 9300 Kirby Drive, in Houston, Texas, approximately four miles from downtown Houston. Operations began in June 2003 and, as of January 1, 2007, 11 surgeons had staff privileges with specialties in pain management, ENT, orthopedics, and general surgery.

The approximately 11,000 sq. ft. facility is leased from a third-party at an average rental rate of $10,668 per month through June 2007, and $11,768 thereafter. The lease has an initial term that ends in 2014 and is currently in good standing. Kirby ASC is owned by the Kirby Partnership. On Closing, Northstar Subco will indirectly hold a 60% interest in the Kirby Partnership while the remaining 40% will be owned by Kirby's Physician Limited Partners.

Description of the Managed Centres

In addition to owning and operating the Northstar ASCs, Northstar Acquisitions will provide management services to the Managed Centres, which initially are the Palladium for Surgery – Dallas and River Oaks Pain Management.

The Palladium for Surgery – Dallas is located at 5920 Forest Park, Suite 700, in Dallas, Texas. Operations began in 2005 and, as of January 1, 2007, 28 surgeons had staff privileges with specialties in pain management, ENT, orthopedics and general surgery.

River Oaks Pain Management consists of three pain management clinics located at (i) 4120 Southwest Freeway, Suite 230 in Houston, Texas, (ii) 20202 Highway 59 North, Suite 300 in Humble, Texas, and (iii) 4721 Garth Road, Suite A-100, in Baytown, Texas.

The Managed Centres are managed by Northstar Acquisitions pursuant to a management agreement. The management agreement provides for a management fee of 10% of net collected revenues. The management agreement has a term of five years and is renewed automatically. Northstar has a right of first refusal to acquire The Palladium for Surgery – Dallas. On a pro forma basis, the Managed Centres would have generated approximately $360,000 of revenue for Northstar in 2006. See "Selected Pro Forma Financial Information of the Issuer".

Northstar Acquisitions may, from time to time, also provide management services to individual physician practices.

Revenue Model

Overview

Revenues earned by the Northstar ASCs vary depending on the surgical procedure performed. For every medical procedure performed there are usually three separately invoiced patient billings:

- the surgical centre fee for the use of infrastructure, surgical equipment, nursing staff, non-surgical professional services, supplies and other support services, which is earned by the Northstar ASC;
- the surgery fee, which is separately earned, billed and collected by the surgeon performing the procedure, separate and apart from the fees charged by the Northstar ASC; and
- the anaesthesiology fee, which is separately earned, billed and collected by the anaesthesia provider, separate and apart from the fees charged by the Northstar ASC and the surgeons.

Overall revenue depends on the surgical procedure volume, case mix and payment rates of the respective payors. The following table sets out the net patient service revenues, the number of procedures performed and the net patient revenue per procedure at each of the Northstar Partnerships for the last three fiscal years:

	Net Patient Service Revenues $ (in thousands)			No. of Procedures			Net Patient Service Revenues ($) per Procedure[1]		
ASC	2006	2005	2004	2006	2005	2004	2006	2005	2004
Palladium	$24,623	$18,344	$ 9,578	18,827	15,728	16,794	$1,308	$1,166	$ 570
Kirby	22,399	16,804	10,743	17,573	14,394	7,195	1,275	1,167	1,493
Total	$47,023	$35,148	$20,320	36,400	30,122	23,989	$1,292	$1,167	$ 847
Total Percentage Year-Over-Year Growth	33.8%	73.0%	—%	20.8%	25.6%	—%	10.7%	37.8%	—%

Notes:

(1) Calculated by dividing net patient revenues by the number of procedures.

Case Mix

The Northstar ASCs focus on a limited number of high-volume, non-emergency surgical procedures. The case mix at each Northstar ASC is a function of the clinical specialties of the surgeons on the medical staff and the equipment and infrastructure at each facility. Both of the Northstar ASCs intend to continue to refine their case mix as opportunities arise. The following table sets forth the combined number of procedures and the net collected revenue by medical specialty generated in 2006 and 2005 at the Northstar ASCs:

Case Mix of the Northstar ASCs[1]

Specialty	2006 Cases[2]	2006 Percentage of Cases[2]	2006 Net Collected Revenue[3]	2006 Percentage of Net Collected Revenue[3]	2005 Cases[2]	2005 Percentage of Cases[2]	2005 Net Collected Revenue[3]	2005 Percentage of Net Collected Revenue[3]
Pain Management	5,127	50.0%	$21,243	46.9%	4,582	54.2%	$16,004	45.0%
Orthopedics[4]	3,027	29.5%	13,969	30.9%	2,533	30.0%	14,701	41.3%
Podiatry	727	7.1%	5,034	11.1%	386	4.6%	2,345	6.6%
Gastro-intestinal/ Urology	661	6.4%	588	1.3%	618	7.3%	677	1.9%
General Surgery	367	3.6%	1,240	2.7%	258	3.1%	1,372	3.9%
ENT	342	3.3%	3,191	7.0%	71	0.8%	464	1.3%
Total	10,251	100.0%	$45,265	100.0%	8,448	100.0%	$35,563	100.0%

Notes:

(1) Unaudited.

(2) "Cases" refer to the type or class of surgery performed and can often consist of a number of procedures. For example, surgeries to repair three separate ligaments in a patient's knee would be considered one orthopedic case but three orthopedic procedures.

(3) Net Collected Revenue (in thousands of U.S. Dollars) refers to the net patient service revenues actually collected in a calendar year.

(4) Includes chiropractic cases.

Payor Mix

The Northstar ASCs receive payments for surgical procedures and related services from private health insurance plans, workers' compensation, directly from patients and from government payor plans. A substantial portion (99%) of net patient service revenues generated by the Northstar ASCs is based on payments received from private (non-government) insurance plans. The Northstar ASCs receive a relatively small amount of revenue (approximately 1%) from Medicare or Medicaid procedures. The Northstar ASCs also receive a relatively small portion of their revenue directly from uninsured patients, who pay out of pocket for the services they receive. However, insured patients are responsible for services not covered by their health insurance plans, and for deductibles, co-payments and co-insurance obligations under their plans. The amount of these deductibles, co-payments and coinsurance obligations has increased in recent years but does not represent a material component of the revenue generated by the Northstar Partnerships. See "Strengths of Northstar – Favourable Payor Mix".

Sources of Surgical Centre Fees

The surgical centre fees of the Northstar ASCs are generated by the Physician Limited Partners and the other surgeons who practice at the Northstar ASCs. These surgical centre fees are billed and collected directly by the Northstar Partnerships. In addition, however, the Northstar ASCs may individually from time to time enter into arrangements with other surgeons to perform procedures for a pre-negotiated fee. The procedures are often booked and completed on an ad hoc basis, depending on the availability of space and staff. The fee models for these arrangements can vary, but are generally structured as a percentage (usually 40% to 50%) of the surgical centre fee. In addition to providing the Northstar ASCs with an additional source of revenue, management believes that these alternative arrangements help the Northstar ASCs attract and evaluate future Physician Limited Partners and increase the overall usage of the centres' capacity. Surgeons with an ownership interest in the Northstar Partnerships are not permitted to use space in the Northstar ASCs under these alternative arrangements.

Management and Employees

Northstar Acquisitions will be responsible for managing all operational, financial, credentialing, licensing, marketing and strategic initiatives of the Northstar ASCs, either directly or indirectly through the management of the employees of individual Northstar ASCs. This includes surgeon recruitment and accreditation, facilities management and maintenance, administrative and human resources functions and all financial matters including approving third-party payor arrangements and personnel.

Each of the Northstar ASCs has a medical director who is appointed by the Northstar Partnerships' respective Medical Boards. The staff of each Northstar ASC generally includes registered nurses, operating room technicians, radiology technicians and clerical and other support staff. Surgeons and other doctors who practice at the Northstar ASCs are not considered staff or employees. None of the Northstar ASCs' employees are represented by a collective bargaining agreement. Management believes that each Northstar ASC has a good relationship with its employees and each offers its employees a competitive compensation package. A summary of the staffing profile of each Northstar ASC is provided in the table below:

	Full-Time Equivalents(1)		
ASC	Clinical	Non-Clinical	Totals
Palladium	17	14	31
Kirby	24	12	36
Totals	**41**	**26**	**67**

(1) Excludes surgeons and other doctors who practice at the Northstar ASCs.

Management believes that the Northstar ASCs have had a high degree of surgeon, nursing and administrative staff retention as a result of the quality of services delivered and focus on both employee and patient satisfaction. Management also believes that the Northstar ASCs provide a less institutionalized work environment than traditional hospitals and improved working conditions for both nurses and staff.

Competitive Environment

Within the Houston market, the Northstar ASCs currently compete with traditional hospitals, specialty hospitals and other ASCs to attract both surgeons and patients. Hospitals generally have an advantage over ASCs with respect to the negotiation of insurance contracts and competition for surgeons' inpatient and outpatient practices. Hospitals also offer a much broader and specialized range of medical services (enabling them to service a broader patient population) and generally have longer operating histories and greater financial resources, and are better known in the general community.

The competition among ASCs and hospitals for physicians and patients has intensified in recent years. As a result, some hospitals have imposed restrictions on the credentialing of their medical staff (called conflict of interest credentialing) where these physicians hold an ownership interest in an ASC. Further, some traditional hospitals have recently begun forming joint ventures with surgeons whereby the hospital manages, but the hospital and surgeons jointly own, an ASC.

In addition, there are several large, publicly traded companies, divisions or subsidiaries of large publicly traded companies, and several private companies that develop and acquire ASCs. These companies may compete with Northstar in the acquisition of additional ASCs. Further, many surgeon groups develop ASCs without a corporate partner, using consultants who typically perform corporate services for a fee and who may take a small equity interest in the ongoing operations of such ASCs. See "Risk Factors – Risks Relating to Our Business – We Face Significant Competition From Other Healthcare Providers".

Despite these competitive pressures, management believes that the Northstar ASCs are well positioned to compete for both surgeons and patients in the Houston area and in other markets where Northstar may acquire ASCs in the future. See "– Strengths of Northstar".

Capital Expenditures

The capital expenditures of the Northstar ASCs can be categorized into two types: (i) maintenance and (ii) growth or earnings enhancing.

Maintenance Capital Expenditures

Maintenance capital expenditures include those associated with replacing capital equipment whose useful life has been exhausted either because of wear and tear or because it is technologically outdated. Maintenance capital expenditures also include those required to maintain and upgrade existing infrastructure, including the replacement of furnishings and routine maintenance to existing building structures and the surrounding landscape. The management information systems of the Northstar ASCs must also be maintained and upgraded from time to time. Both of the Northstar ASCs have been established within the last five years and the maintenance capital expenditures to date have been relatively low, and will likely increase in the future.

Growth Capital Expenditures

Growth capital expenditures are those related to the acquisition of new equipment, expansion of existing infrastructure, such as expansion of existing building facilities and/or addition of operating suites or recovery beds, and other capital improvements. Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity. For example, in 2006 Palladium ASC was remodelled to expand and reconfigure its pre-operation area by moving Palladium ASC's management's employees out of Palladium ASC and into separate office space, creating room for three newly-created, post-operation beds that Palladium ASC previously shared with the pre-operation department.

The table below sets out the maintenance and growth capital expenditures for the Northstar ASCs for 2005 and 2006:

	2006 Capital Expenditures			2005 Capital Expenditures		
Northstar ASC	Growth	Maintenance	Totals	Growth	Maintenance	Totals
Palladium	$695,419	$163,474	$ 858,893	$280,510	$ 56,989	$337,499
Kirby	98,796	267,401	366,197	257,706	167,039	424,745
Totals	**$794,215**	**$430,875**	**$1,225,090**	**$538,216**	**$224,028**	**$762,244**

Outlook

Maintenance capital expenditures for the Northstar Partnerships have averaged approximately $263,000 per year during each of the past three years. Management believes that $400,000 represents a conservative estimate of the annual maintenance capital expenditures required for the foreseeable future to sustain the current productive capacity and use of the infrastructure and equipment of the Northstar ASCs. Management will continue to consider growth capital expenditures based on the economic merit of each project and the availability of funds.

Currency Hedging Policy

Northstar is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the distributions that it will indirectly receive from the Northstar Partnerships are in U.S. dollars and the dividends that it will pay to shareholders will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, Northstar intends to enter into a five-year hedging arrangement based on the current level of estimated monthly cash flows. Thereafter, Northstar intends to maintain an ongoing hedging policy in the future having regard to the volatility in the rates of exchange between the Canadian dollar and U.S. dollar at that time.

Insurance

Each Northstar ASC maintains professional liability insurance on a claims-made basis. Coverage under these policies is contingent upon the policy being in effect when a claim is made regardless of when the events that caused the claim occurred. Each Northstar Partnership also maintains general liability insurance on an occurrence basis. The cost and availability of such coverage has varied widely in recent years. Management believes that the insurance policies are adequate in amount and coverage for the operation of the surgical facilities, but there can be no assurance that the insurance coverage is sufficient to cover all future claims or that such insurance will continue to be available at a reasonable cost.

Litigation

The Northstar Partnerships are not currently involved in any litigation. In 2003, Texas passed legislation that reformed its laws related to professional liability claims by setting caps on non-economic damages in the amount of $250,000 per claimant to a per claim aggregate of $750,000 for physicians and other providers, including ASCs. Punitive damages are excluded from this cap. This tort reform legislation has resulted in a reduction in the premium cost of malpractice insurance because of the reduction in malpractice claims. See "Risk Factors".

INDEBTEDNESS OF NORTHSTAR

On Closing, Ventures is expected to provide or cause to be provided to Northstar Subco a five-year, $5 million revolving credit facility (the "Revolver") to be used for working capital needs. The Revolver will be secured by all of Northstar Subco's assets, including a pledge of its ownership interests in Northstar LPco and Northstar GPco, with commercial terms customarily found in a bank facility of this nature. Amounts drawn on the Revolver from time to time will bear interest at 30 day LIBOR plus 300 basis points, payable monthly in arrears. Northstar Subco will pay to Ventures a one-time commitment fee equal to 0.5% of the full amount of the Revolver plus a fee equal to 0.25% per annum from time to time on all amounts not drawn on the Revolver. The Issuer and Northstar Subco will use their reasonable efforts and shall cooperate with Ventures to have the Revolver assigned by Ventures to, or replaced by a facility from, a commercial bank prior to the second anniversary of Closing. At Closing, Northstar Subco does not expect to draw down any amounts under the Revolver.

On Closing, Ventures will provide cash collateral of up to $5 million as required to support the hedging arrangement. In return, Ventures will receive a support fee equal to 1.0% of the amount of cash collateral provided at Closing. The cash collateral provided by Ventures shall serve as collateral only and shall remain the property of Ventures. All income earned thereon shall be for the benefit of Ventures. Ventures shall have a secured claim against the Issuer, Northstar Subco, Northstar LPco and Northstar GPco for any amount of the collateralized funds called upon.

On Closing, the selling Physician Limited Partners of each Northstar Partnership will pay off all liabilities of that Northstar Partnership (other than outstanding ordinary course accounts payable and accounts payable for goods or services deliverable but not yet delivered), including long-term debt, related party liabilities, and other accrued liabilities.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION OF THE NORTHSTAR PARTNERSHIPS AND THE ISSUER

The following table sets out selected historical financial information of the Northstar Partnerships and pro forma financial information of the Issuer for the year ended December 31, 2006. The following selected financial information should be read in conjunction with the historical and pro forma financial statements for the year ended December 31, 2006 contained in this prospectus. The selected financial information set out below is not necessarily indicative of the results that may be achieved in the future.

	Year Ended December 31, 2006
In thousands of U.S. dollars	(unaudited)
Historical net patient service revenues	$ 47,023
Historical net income	29,739
Adjustments to net income:	
Depreciation	1,150
Incremental general, administrative and other expenses of Northstar Acquisitions(1)	(2,237)
Incremental general, administrative and other expenses of the Issuer(2)	(853)
Pro forma adjustments to net income:	
Existing management fee(3)	1,824
Insurance expense(4)	1,871
Interest expense	234
Management Fee on Managed Centres(5)	360
Pro forma EBITDA(6)	$ 32,088
Pro forma EBITDA margin(7)	68.2%
Minority interest of the Physician Limited Partners(8)	(13,606)
Distributions to Ventures (management fee)(9)	(1,910)
Pro forma EBITDA(6) net of minority interest of the Physician Limited Partners and distributions to Ventures(10)	$ 16,572
Pro forma EBITDA margin(7) net of minority interest of the Physician Limited Partners and distributions to Ventures	35.2%

Notes:

(1) Management estimates that, subsequent to the Offering, Northstar Acquisitions will incur additional general and administrative costs on an ongoing basis relating to normal course compensation to employees of Northstar Acquisitions, rent, marketing and other corporate administration expenses.

(2) Includes estimated administrative expenses to be incurred by the Issuer following the Offering in connection with ongoing public disclosure requirements, investor relations, director fees and other expenses.

(3) The Palladium Partnership currently pays a management fee equal to 10% of net collected revenues. These payment arrangements will be terminated at Closing.

(4) The Palladium Partnership has paid property and casualty insurance premiums to insurance companies affiliated with two of its Physician Limited Partners and a spouse. These payment arrangements will be terminated at Closing.

(5) Northstar Acquisitions will earn a management fee from the Managed Centres equal to 10% of their net collected revenues.

(6) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(7) Margins are expressed as a percentage of net patient service revenues.

(8) Represents estimated partnership distributions to the Physician Limited Partners of each Northstar Partnership, who will retain a 45% limited partnership interest in the Palladium Partnership (assuming no exercise of the Over-Allotment Option) and a 40% limited partnership interest in the Kirby Partnership.

(9) Includes $1,542 of estimated distributions on the Subco Class B Units and $368 of estimated distributions on the Acquisitions Class B Units.

(10) Pro forma cash available to the Issuer to pay dividends is $1,800 less than pro forma EBITDA net of minority interest of the Physician Limited Partners and distributions to Ventures on account of (i) an estimated $400 of annual maintenance capital expenditures, and (ii) estimated cash tax payable of $1,400.

SELECTED FINANCIAL INFORMATION OF THE NORTHSTAR PARTNERSHIPS

The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited annual financial statements of each Northstar Partnership for the years ended December 31, 2006, 2005 and 2004. The foregoing financial data has been prepared based on GAAP, which, as applied to the Northstar Partnerships, in all significant respects conforms with Canadian GAAP. See "Meaning of Certain References". The selected financial information set out below is not necessarily indicative of the results that may be achieved in the future.

	Year Ended December 31,		
	2006	2005	2004
In thousands of U.S. dollars			
Net patient service revenues	$47,023	$35,148	$20,320
Net income	29,739	21,254	12,400
Adjustments to net income			
Interest expense	234	286	212
Depreciation and amortization	1,150	982	615
EBITDA[(1)]	31,123	22,522	13,227
EBITDA margin[(2)]	66.2%	64.1%	65.1%

	Year Ended December 31,		
	2006	2005	2004
Net patient service revenues			
Palladium Partnership	$24,623	$18,344	$ 9,578
Kirby Partnership	22,399	16,804	10,743
Total	47,023	35,148	20,320
Expenses[(3)]			
Palladium Partnership	9,584	6,919	3,859
Kirby Partnership	7,700	6,976	4,062
Total	17,284	13,894	7,920
Net Income			
Palladium Partnership	15,039	11,425	5,719
Kirby Partnership	14,699	9,829	6,681
Total	$29,739	$21,254	$12,400

Notes:

(1) EBITDA is not a recognized measure under GAAP or Canadian GAAP and does not have a standardized meaning prescribed by GAAP or Canadian GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. See "Non-GAAP Financial Measures".

(2) Margins are expressed as a percentage of net patient service revenue.

(3) Consists of operating expenses and interest expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of the financial condition and results of operations of the Northstar Partnerships and should be read in conjunction with the audited financial statements of each Northstar Partnership and the pro forma financial statements of Northstar included elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Financial statements have been prepared in accordance with GAAP requiring estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements and the amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under "Risk Factors". Certain totals, subtotals and percentages may not reconcile due to rounding.

Critical Accounting Policies

Management believes that the accounting policies that are critical to the business of the Northstar Partnerships relate to revenue recognition, the use of estimates regarding the collectibility of accounts receivable and allowances for contractual adjustments to revenue. The preparation of financial statements in accordance with GAAP requires management to make assumptions and estimates that can have a material impact on our results of operations as reported on a periodic basis. Due to the nature of the business and the fact that the substantial majority of the services provided by the Northstar Partnerships are paid for by third-party payors, estimates and judgments are inherent in the ongoing assessment of revenue recognition, the recoverability of accounts receivable and allowances for contractual adjustments to revenue. While management applies judgment based on assumptions believed to be reasonable in the circumstances, actual results can vary from these assumptions. It is possible that materially different results would be reported using different assumptions. The accounting policies of each Northstar Partnership are described in Note 1 of each of their respective audited financial statements.

Continuous Disclosure

In filings by the Issuer of interim and annual management discussion and analysis of financial condition and results of operations after the date of this prospectus, the Issuer will, to the extent required to provide comparative analysis with respect to periods ending prior to the closing, disclose comparative financial information for significant line items to the historical financial information of each Northstar Partnership in a similar manner as to the comparative financial information contained herein.

In addition, the Issuer has provided the following undertakings to the Ontario Securities Commission: (i) it will treat the Northstar Partnerships as subsidiaries of the Issuer; however, if GAAP prohibits the consolidation of financial information of the Northstar Partnerships and the Issuer and the Northstar Partnership is a "major subsidiary" under National Instrument 55-101, the Issuer will provide investors with separate financial statements for these entities, (ii) it will obtain a commitment from the Northstar Partnerships to comply with Ontario Securities Commission Rule 61-501 and Autorité des marchés financiers Q-27, as applicable, and (iii) it will undertake to implement a policy requiring persons who would constitute insiders of an operating entity if the operating entity were a reporting issuer to file insider reports concerning trades in the Issuer's securities and securities exchangeable therefore, subject to application of the exemptions to insider reporting provided under National Instrument 55-101. The Issuer will certify annually that it has complied with these undertakings and will file a certificate to this effect concurrently with the filing of its annual financial statements.

Results of Operations

Revenues are generated from payors for the provision of services at the Northstar ASCs. Payors include private health insurance companies, employers, federal and state government insurance programs, and individual patients. Payments received from government agencies are generally determined pursuant to regulations and fee schedules, while payments from third-party insurers or employers are pursuant to contractual arrangements that generally have a term of one year. Revenue is billed and recognized upon completion of each service. Expenses, consisting principally of salaries and benefits, drugs and supplies, and general and administrative costs, are recognized in the period they are incurred.

The term EBITDA is used throughout this management's discussion and analysis. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is a measure used by many investors to compare companies on the basis of ability to generate cash from operations. It is not intended to be a replacement for, or representative of, cash flow from operations or results of operations determined in accordance with generally accepted accounting principles or cash available for distribution.

For a reconciliation of EBITDA to net income for each Northstar Partnership, see "Selected Financial Information of the Northstar Partnerships".

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

	Year Ended December 31,		
In thousands of U.S. dollars	2006	2005	% Change
Net Patient Service Revenues:			
Palladium Partnership	$24,623	$18,344	34.2
Kirby Partnership	22,400	16,804	33.3
Salaries & Benefits:			
Palladium Partnership	1,805	1,186	52.2
Kirby Partnership	2,184	1,941	12.5
Drugs and Supplies:			
Palladium Partnership	1,532	740	107.0
Kirby Partnership	2,544	2,019	26.0
General & Administrative:			
Palladium Partnership	3,952	3,327	18.8
Kirby Partnership	2,059	2,175	(5.3)
Net Income:			
Palladium Partnership	15,040	11,425	31.6
Kirby Partnership	14,699	9,829	49.6

On a combined basis, for the year ended December 31, 2006, the Northstar Partnerships reported net income of $29.7 million, EBITDA of $31.1 million and net patient service revenues of $47.0 million, representing increases of 39.9%, 38.2% and 33.8%, respectively, from 2005.

Palladium Partnership

Net patient service revenues for the year ended December 31, 2006 were $24.6 million, or $6.3 million higher than revenues of $18.3 million reported in the prior year, primarily due to an increase in the number of cases and an increase in per case revenue, primarily as the result of more complex surgeries being performed. The cost of salaries and benefits increased by 52.2%, or $0.6 million, primarily due to the hiring of additional full and part-time employees in place of contract labour. Contract labour costs, which are included in general and administrative costs, decreased by 55%, or $0.6 million. The cost of drugs and supplies increased by 107.0% to $1.5 million, representing an increase of 2.2% of net revenue over 2005, primarily due to the increases in podiatry, ENT and general surgery cases, which all require more supplies per case than other types of cases. General and administrative costs increased by 18.8% to $4.0 million for the year ended December 31, 2006. As a percentage of net revenue, general and administrative costs decreased to 16.0% from 18.1% in the prior year, primarily as the result of a decrease in contract labour costs. Net income and EBITDA for the year ended December 31, 2006 were $15.0 million and $15.5 million, respectively, compared to $11.4 million and $11.9 million, respectively, reported in the prior year.

Kirby Partnership

Net patient service revenues for the year ended December 31, 2006 were $22.4 million, an increase of 33.3% over net patient revenues of $16.8 million reported in the prior year. This increase was primarily due to an increase in the number of cases and an increase in per case revenue, primarily as the result of more complex surgeries being performed. As compared to the year ended December 31, 2005, the cost of salaries and benefits increased by 12.5%; however, as a percentage of revenue, the cost of salaries and benefits decreased by 1.8%. The cost of drugs and supplies increased by 26.0% to $2.5 million. However, as a percentage of revenue, the cost of drugs and supplies decreased by 0.6%. For the year ended December 31, 2006, general and administrative expenses decreased by 5.3% to $2.1 million, compared to the prior year, mainly due to a decrease in advertising expense. Net income and EBITDA for the year ended December 31, 2006 were $14.7 million and $15.6 million, respectively, compared to $9.8 million and $10.7 million, respectively, reported in the prior year.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

	Year Ended December 31,		
In thousands of U.S. dollars	2005	2004	% Change
Net Patient Service Revenues:			
Palladium Partnership	$18,344	$ 9,578	91.5
Kirby Partnership	16,804	10,743	56.4
Salaries & Benefits:			
Palladium Partnership	1,186	765	55.1
Kirby Partnership	1,941	1,096	77.1
Drugs and Supplies:			
Palladium Partnership	740	494	49.8
Kirby Partnership	2,019	1,028	96.4
General & Administrative:			
Palladium Partnership	3,327	1,951	70.5
Kirby Partnership	2,175	1,470	48.0
Net Income (Loss):			
Palladium Partnership	11,425	5,719	99.8
Kirby Partnership	9,829	6,681	47.1

On a combined basis, for the year ended December 31, 2005, the Northstar Partnerships reported net income of $21.3 million, EBITDA of $22.5 million and net patient service revenues of $35.1 million, representing increases of 71.4%, 70.3% and 73.0%, respectively, from 2004.

Palladium Partnership

Net patient service revenues for the year ended December 31, 2005 were $18.3 million, or $8.8 million higher than net patient service revenues of $9.6 million reported in the prior year. This increase was partially due to an increase in the number of cases and an increase in per case revenue as a result of more complex surgeries being performed. The cost of salaries and benefits increased by 55.1% from 2004; however, as a percentage of revenue, the cost of salaries and benefits decreased by 1.5%. The cost of drugs and supplies increased by 49.8% to $0.7 million, but as a percentage of revenue, decreased to 4.0% from 5.2% in 2004, primarily due to an increase in chiropractic and gastro-intestinal cases, which require fewer supplies per case. General and administrative costs increased by 70.5% to $3.3 million for the year ended December 31, 2005, compared to the prior year. However, as a percentage of net patient service revenue, general and administrative costs decreased to 18.1% from 20.4% in the prior year. Net income and EBITDA for the year ended December 31, 2005 were $11.4 million and $11.9 million, respectively, compared to $5.7 million and $6.1 million, respectively, reported in the prior year.

Kirby Partnership

Net patient service revenues for the year ended December 31, 2005 were $16.8 million, an increase of 56.4% over net patient service revenues of $10.7 million reported in the prior year. This increase was primarily due to an increase in the number of cases performed and an increase in per procedure revenue, primarily as the result of more complex surgeries in the pain management specialty. The cost of salaries and benefits increased by 77.1% to $1.9 million from

2004 because of higher staff levels related to both the increase in the number of surgeries and normal salary increases. The cost of drugs and supplies as a percentage of revenue increased to 12.0% for the year ended December 31, 2005 from 9.6% for 2004, as the result of more complex cases being performed in 2005. General and administrative expenses increased by 48.0% to $2.2 million for the year ended December 31, 2005 compared to the prior year, primarily due to increases in professional fees and repairs and maintenance expenses. However, as a percentage of net revenue, general and administrative expenses decreased to 12.9%, compared to 13.7% in the prior year. Net income and EBITDA for the year ended December 31, 2006 were $9.8 million and $10.7 million, respectively, compared to $6.7 million and $7.1 million, respectively, reported in the prior year.

Liquidity and Financial Condition

Liquidity refers to an entity's ability to meet its financial obligations and commitments as they become due. Management anticipates that cash flows from operations and funds provided from time to time under available credit facilities will provide the Issuer with sufficient liquidity to manage accounts receivable, inventory and other short-term cash requirements for the next 12 months. Management expects to have sufficient working capital to meet Northstar's obligations in 2007. Working capital requirements of the Northstar Partnerships for 2007 are expected to increase moderately in 2007 compared to 2006, with a greater amount of accounts receivable expected to accompany projected increases in revenue. The Issuer also expects to enter into certain revolving credit facilities as a further source of capital. See "Indebtedness of Northstar".

Palladium Partnership

The following table summarizes the available cash, the total assets and the short and long-term debt of the Palladium Partnership as of the end of the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
In thousands of U.S. dollars			
Total cash and cash equivalents	$ 2,216	$ 1,359	$ 292
Total assets	12,038	8,695	5,541
Current portion of long-term debt	286(1)	127(2)	1,492(3)
Long-term debt, net of current portion	79	165	243
Cash used for operating activities(4)	(410)	(1,646)	(1,952)

Notes:

(1) Includes capital lease obligations ($91) and related party debt ($195).

(2) Includes capital lease obligations ($84) and related party debt ($43).

(3) Includes capital lease obligations ($81) and related party debt ($593), line of credit ($250) and notes payable ($568).

(4) Includes depreciation, change in operating assets and liabilities.

The following table presents information with respect to the Palladium Partnership's contractual obligations and commitments in future years as of December 31, 2006:

	Operating Leases	Other Long-Term Obligations
In thousands of U.S. dollars		
2007	$ 405	$297
2008	403	82
2009	415	—
2010	427	—
2011	440	—
Thereafter	880	—
Less amount representing interest	—	(14)
	$2,970	$365

Kirby Partnership

The following table summarizes the available cash, the total assets and the short and long-term debt of the Kirby Partnership as of the end of the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
In thousands of U.S. dollars			
Total cash and cash equivalents	$ 64	$ 293	$ 541
Total assets	11,474	9,672	10,276
Current portion of long-term debt	1,336	1,270	1,276[1]
Long-term debt, net of current portion	1,171	2,294	4,163
Cash used for operating activities	(1,690)	359[2]	(3,660)[2]

Notes:

(1) Includes long-term debt ($1,270) and related party debt ($6).

(2) Includes depreciation, gain on sale of PPE and change in assets and liabilities.

The following table presents information with respect to the Kirby Partnership's contractual obligations and commitments in future years as of December 31, 2006:

(in thousands of U.S. dollars)	Operating Leases	Debt
2007	$ 153	$1,336
2008	153	1,095
2009	153	76
2010	153	—
2011	153	—
Thereafter	384	—
	$1,149	$2,507

On Closing, the selling Physician Limited Partners of each Northstar Partnership will pay off all liabilities of that Northstar Partnership (other than outstanding ordinary course accounts payable and accounts payable for goods or services deliverable but not yet delivered), including long-term debt, related party liabilities, and other accrued liabilities.

Outlook

Each Northstar Partnership has demonstrated strong historical financial performance since inception. Management intends to continue to maintain and enhance the operating efficiency of the Northstar Partnerships by continuing to execute a proven business strategy focused on the following:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical procedures performed; and
- the disciplined introduction of new and more complex surgical procedures.

Net patient service revenues of the Northstar Partnerships are slightly seasonal in nature. Generally, revenues have been highest from October to December as surgeons return from summer vacations and patients attempt to maximize the benefits afforded by a third-party payor that expire at the end of each calendar year. Management expects this trend to continue.

DIRECTORS, OFFICERS AND MANAGEMENT

The Issuer

Directors of the Issuer

The Board of Directors will initially consist of five directors, four of whom will be independent (within the meaning of applicable securities laws). The directors of the Issuer are Cecil F. Fleming, Robert P. Kanee, Donald L. Kramer, M.D., Barry A. Tissenbaum and Victor A. Wells (with Mr. Fleming serving as Chair). Directors will be elected at each annual meeting of shareholders of the Issuer. A director may be removed by a special resolution of shareholders, voting in person or by proxy, or may resign on 30 days' notice. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of directors. If there is no quorum of directors, a special shareholder meeting must be called to fill the vacancy.

The directors will supervise the activities of and manage the affairs of the Issuer, including acting for, voting on behalf of and representing the Issuer as a direct holder of Northstar Holdco's common shares and an indirect holder of Acquisitions Class A Units, Acquisitions Common Units, Acquisitions Preferred Units, Subco Class A Units and Subco Preferred Units.

Audit Committee

The audit committee of the Issuer will be comprised of Robert P. Kanee, Barry A. Tissenbaum and Victor A. Wells (with Mr. Wells serving as chair) and will assist the directors of the Issuer and the managers of Northstar Acquisitions in fulfilling their responsibilities of oversight and supervision of the accounting and financial reporting practices and procedures of the Issuer, Northstar Acquisitions and the Northstar Partnerships, the adequacy of internal accounting controls and procedures and the quality and integrity of financial statements. Each member of the audit committee will be independent (for regulatory purposes) of the Issuer, Northstar Acquisitions and the Northstar Partnerships.

Compensation, Nominating and Corporate Governance Committee

The compensation, nominating and corporate governance committee of the Issuer will be comprised of Cecil F. Fleming, Robert P. Kanee and Barry A. Tissenbaum (with Mr. Kanee serving as chair) and will review and make recommendations to the directors of the Issuer and the board of managers of Northstar Acquisitions concerning the hiring, compensation, benefits and termination of the Issuer's Chief Executive Officer and Chief Financial Officer and the senior executive officers of Northstar Acquisitions. The committee will annually review the Chief Executive Officer's goals and objectives for the upcoming year and provide an appraisal of the Chief Executive Officer's performance. The committee will also make recommendations concerning the remuneration of the directors of the Issuer. The committee will administer and make recommendations regarding the operation of all employee bonus or incentive plans. The committee will also be responsible for developing the Issuer's and Northstar Acquisitions' approach to corporate governance issues, advising the board on filling vacancies on the board, periodically reviewing the composition and effectiveness of the board, the contribution of individual directors and managers, considering questions of management succession, and considering and approving proposals by directors and managers to engage outside advisors on behalf of the managers or the directors of the Issuer. All of the members of the committee will be independent of the Issuer, Northstar Acquisitions and the Northstar Partnerships.

Disclosure

The Board of Directors will also be responsible for adopting and periodically reviewing and updating the written disclosure policy for the Issuer and its subsidiaries. This policy will, among other things:

- articulate the legal obligations of the Issuer, its affiliates and their respective directors, managers, officers and employees with respect to confidential information;
- identify spokespersons of the Issuer who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provide guidelines on the disclosure of forward-looking information;

- require advance review by senior executives of any selective disclosure of financial information to ensure the information is not material, to prevent the selective disclosure of material information and to ensure that if selective disclosure does occur, a news release is issued immediately; and
- establish "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer and its subsidiaries (including the Northstar Partnerships) and their respective managers, officers, employees and consultants may not purchase or sell Common Shares or securities exchangeable for or convertible into same.

Remuneration of the Directors

Initial compensation for directors of the Issuer (other than for Dr. Kramer) will be $30,000 per year and $1,500 per director for attending board or committee meetings. The Chair of the Board of Directors is entitled to receive an additional annual retainer of $10,000. Directors will be reimbursed for out-of-pocket expenses for attending board meetings. Directors will participate in the insurance and indemnifications arrangements described below under "– Insurance Coverage for the Issuer and Related Entities and Indemnification".

Officers of the Issuer

The Issuer will have two officers. Donald L. Kramer, M.D. will be the Chief Executive Officer and Kenneth J. Klein will be the Chief Financial Officer, and each of them will hold similar positions in Northstar Acquisitions. Primary responsibility for managerial and executive oversight of the business of the Issuer's subsidiaries will be delegated to and discharged by Northstar Acquisitions. See "– Northstar Acquisitions".

Northstar Acquisitions

Managers of Northstar Acquisitions

Northstar Acquisitions' board of managers will initially be comprised of Cecil F. Fleming, Donald L. Kramer, M.D. and Kenneth J. Klein. At all times, Northstar Acquisitions' board of managers must consist of a majority of U.S. residents. Managers of Northstar Acquisitions will not receive remuneration. Mr. Fleming, Dr. Kramer and Mr. Klein will also serve as the directors of Northstar Holdco and the managers of Northstar Subco.

The board of managers of Northstar Acquisitions will, subject to the provisions of Northstar Acquisitions' operating agreement, have full power to manage the business and affairs of Northstar Acquisitions, to make all decisions regarding Northstar Acquisitions and to bind Northstar Acquisitions.

Officers of Northstar Acquisitions

Northstar Acquisitions will have five officers. Donald L. Kramer, M.D. will be the Chief Executive Officer and Kenneth J. Klein will be the Chief Financial Officer. Jason Fisher will be Vice President of Physician Services, Brad Kovnat will be Vice President of Business Development and Stephanie Victorian will be Vice President of Clinical Operations. Management of Northstar Acquisitions will generally be responsible for the management and executive oversight of the business of the Northstar Partnerships pursuant to a management contract between Northstar Acquisitions and each Northstar Partnership. The Physician Limited Partners of each Northstar Partnership, through the Medical Board of each respective Northstar Partnership, will maintain certain rights with respect to the medical operations of each Northstar Partnership. See "The Northstar Partnerships – Partnership Agreements".

Directors, Managers and Officers

The following table sets out the name, municipality of residence, positions with the Issuer and Northstar Acquisitions and principal occupation (where applicable) for the individuals who will be directors and officers of the Issuer and managers and officers of Northstar Acquisitions on Closing.

Name and Municipality of Residence	Position(s)	Principal Occupation (if not with the Issuer or Northstar Acquisitions)
JASON FISHER Houston, Texas	Vice President of Physician Services of Northstar Acquisitions	—
CECIL F. FLEMING Toronto, Ontario	Chairman of the Issuer; Manager of Northstar Acquisitions	Corporate Director
ROBERT P. KANEE Toronto, Ontario	Director of the Issuer	Corporate Director
KENNETH J. KLEIN Houston, Texas	Chief Financial Officer and Corporate Secretary of the Issuer and Northstar Acquisitions; Manager of Northstar Acquisitions	—
BRAD KOVNAT Houston, Texas	Vice President of Business Development of Northstar Acquisitions	—
DONALD L. KRAMER, M.D. Houston, Texas	Director of the Issuer; Manager of Northstar Acquisitions; Chief Executive Officer of the Issuer and Northstar Acquisitions	—
BARRY A. TISSENBAUM Toronto, Ontario	Director of the Issuer	Corporate Director
STEPHANIE VICTORIAN Houston, Texas	Vice President of Clinical Operations of Northstar Acquisitions	—
VICTOR A. WELLS Oakville, Ontario	Director of the Issuer	Corporate Director

At Closing, the directors and executive officers of the Issuer, as a group, intend to subscribe for Common Shares representing less than 1% of the Common Shares. At Closing, Donald L. Kramer, Northstar's Chief Executive Officer, through his interest in Ventures, will indirectly own all of the Acquisitions Class B Units and Subco Class B Units, which represent a 12.5% voting interest in each of Northstar Acquisitions and Northstar Subco, respectively.

Biographies

Jason Fisher. Prior to his appointment as Vice President of Physician Services of Northstar Acquisitions, Mr. Fisher was a founding partner and Vice President of Palladium Management, Ltd. Mr. Fisher was also a marketing representative with River Oaks Pain Management. Prior to joining Palladium Management, Ltd. in 2003, Mr. Fisher worked in pharmaceutical marketing in Los Angeles and Houston. Mr. Fisher holds a Bachelor of Business Administration degree in marketing from Baylor University.

Cecil F. Fleming. Mr. Fleming is a corporate director serving as a director and member of the audit committee of First Equity Benefits Inc. From 1997 to 2002, Mr. Fleming was Chief Executive Officer of BDO International B.V., based in Brussels, Belgium. Prior to that, Mr. Fleming was a partner for 36 years with BDO Dunwoody LLP (formerly Dunwoody & Company), where he served as Canadian national managing partner (CEO) from 1981 to 1996. Mr. Fleming obtained his Chartered Accountant designation in Ontario in 1960 and was elected as a Fellow of the Ontario Institute of Chartered Accountants in 1985. He also served as a Commissioner on the Ontario Financial Review Commission.

Robert P. Kanee. Mr. Kanee is a corporate director. He has been a director of a number of private companies involved in property management, real estate development, investment holding, manufacturing and distribution. From

1994 to 2000, Mr. Kanee was a director of Perkins Paper Limited, a TSX listed company controlled by Cascades Inc., and in 2000, he chaired the independent committee that oversaw the privatization of the company. From 1989 to 1999, Mr. Kanee was a director of Women's College Hospital in Toronto, Ontario and he chaired the Finance and Investment Committee and was Vice Chair in 1998-1999. From 1991 to 1998, Mr. Kanee was Vice President, Mergers and Acquisitions, of Abitibi-Consolidated Inc. (formerly Abitibi-Price Inc.), one of the world's largest newsprint manufacturers. Mr. Kanee received his Masters in Business Administration from the University of Western Ontario in 1971 and obtained his Chartered Accountant designation in Ontario with Peat Marwick Mitchell in 1973. Mr. Kanee obtained his Institute of Corporate Directors designation in 2004.

Kenneth J. Klein. Prior to his appointment as Chief Financial Officer/Controller of the Issuer and Northstar Acquisitions, Mr. Klein served as the Assistant Vice President of Finance for The Menninger Clinic, a position he held from 2005 to 2007. Prior to the Menninger Clinic, Mr. Klein was the director of finance at Memorial Hermann Southeast Hospital from August 2003 to January 2005. Prior to that, Mr. Klein was the controller at Southwest Concrete Products. Mr. Klein has more than 19 years of finance and healthcare experience. Mr. Klein has held positions with several other healthcare organizations in Houston, Texas, including, Texas Children's Hospital, Castle Dental Centers, Fisher Healthcare. In 1988, Mr. Klein began his career with KPMG Peat Marwick, after earning his Bachelors of Science degree in Accounting from Sacred Heart University in Fairfield, Connecticut and is a Certified Public Accountant (Texas). In addition, Mr. Klein is an active member of Healthcare Financial Management Association.

Brad Kovnat. Prior to his appointment as Vice President of Business Development of Northstar Acquisitions, Mr. Kovnat was a founding partner and Vice President of Palladium Management, Ltd. Mr. Kovnat was also Co-Administrator for Palladium ASC and River Oaks Pain Management. Mr. Kovnat joined River Oaks Pain Management in November 2001 and later became a founding partner of Palladium Management, Ltd. in March 2004. He earned a Bachelor of Arts degree from Hofstra University in Hempstead, New York in 1990 and earned a Master of Business Administration degree from the Graziadio School of Business and Management at Pepperdine University in Los Angeles in 2000. Mr. Kovnat is a member of the Texas Ambulatory Surgery Center Society and Federated Ambulatory Surgery Association.

Donald L. Kramer, M.D. Prior to his appointment as Chief Executive Officer of the Issuer and Northstar Acquisitions, Dr. Kramer served as the President and Medical Director of Palladium Management, Ltd. since 2003. Dr. Kramer has practiced medicine for more than 25 years. He has been a founding partner of five successful ASCs in Houston, including the Palladium ASC. Dr. Kramer joined with other investors in 1996 to develop Foundation Surgery Affiliates in Oklahoma, which has grown to 31 ASCs and two hospitals. In addition, Dr. Kramer founded Access Mediquip L.L.C., which develops joint ventures with hospitals and medical practices for the resale of implantable medical devices. Dr. Kramer received a Bachelor of Science degree in premedical studies and statistics from Penn State University and his medical degree from Jefferson Medical College in Philadelphia. Dr. Kramer is an active member of the Harris County Medical Society, Texas Medical Association and Texas Ambulatory Surgery Center Society and previously served on the faculty of Baylor College of Medicine and The University of Texas Medical Branch.

Barry A. Tissenbaum. Mr. Tissenbaum is a corporate director and consultant. Mr. Tissenbaum is currently a director, board member and Audit Committee Chairman of Universal Energy Group and an Advisory Board member of numerous private companies. From 1991 to 2005, Mr. Tissenbaum was a partner at Ernst & Young LLP, where he served as the Director of Retail and Consumer Products from 1996 to 2000 and the Managing Partner of the Toronto Midtown Office from 1991 to 1996. Mr. Tissenbaum obtained his Chartered Accountant designation in Quebec in 1968 and in Ontario in 1974. He is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Ontario.

Stephanie Victorian. Prior to her appointment as Vice President of Clinical Operations of Northstar Acquisitions, Ms. Victorian was a founding partner and Vice President of Palladium Management, Ltd. She was also a Co-Administrator for Palladium ASC and River Oaks Pain Management, representing the company as its privacy and risk management officer, and in which role she was responsible for managing human resource and medical records management programs. Prior to joining Palladium Management, Ltd. in 2004, Ms. Victorian worked at Memorial Hermann Southwest Hospital in Houston where she served as the clinical manager for the ENT, ophthalmology, dental, pain management and plastic surgery groups. Ms. Victorian received a Bachelor of Science degree in nursing from Prairie View A&M University in 1995 and is a member of the Association of Operating Room Nurses (AORN), Texas Ambulatory Surgery Center Society and Federated Ambulatory Surgery Association.

Victor Wells. Mr. Wells is a corporate director. Mr. Wells is a director of Student Transportation of America Ltd., MagIndustries Corp. and a member of the AIG Excess Casualty Advisory Board, and is a Trustee of Canada Cartage Diversified Income Fund. From July 2001 until his retirement in March 2006, Mr. Wells was Vice President, Finance and Chief Financial Officer of Chemtrade Logistics Income Fund. From 1998 to 2001, Mr. Wells was Vice President, Finance and Chief Financial Officer of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells obtained his Chartered Accountant designation with Ernst & Young LLP in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells obtained his Institute of Corporate Directors designation in 2007. Mr. Wells was formerly the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the Companies' Creditors Arrangement Act in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the proposed annual and long-term compensation arrangements for services to be rendered in the 2007 fiscal year of the Issuer, in respect of the Chief Executive Officer and Chief Financial Officer of Northstar Acquisitions:

Name and Principal Position	Salary ($)	Other Annual Compensation ($)(1)	Long-Term Compensation(1)
DONALD L. KRAMER, M.D. Chief Executive Officer	$225,000	$—	$—
KENNETH J. KLEIN Chief Financial Officer and Corporate Secretary	$140,000	$—	$—

Note:

(1) The compensation, nominating and corporate governance committee of the Issuer will consider awards of normal course other annual and long-term compensation to management after the completion of the Offering.

Employment and Non-Competition Arrangements

Pursuant to employment agreements to be entered into with Northstar Acquisitions, each of Messrs. Kramer and Klein will receive an annual base salary that will be reviewed annually and may be increased at the discretion of the board of directors, together with a bonus, if any, as determined at the discretion of the compensation, nominating and corporate governance committee of the Issuer.

Dr. Kramer's employment agreement will be for an initial term of three years, automatically renewable unless either party gives the other notice of non-renewal. Mr. Klein's employment agreement will be for an initial term of two years, automatically renewable unless either party gives the other notice of non-renewal. Except as otherwise approved by the Board of Directors, Dr. Kramer will, pursuant to his employment agreement, agree with Northstar Acquisitions that, so long as he is employed by Northstar Acquisitions, and for a period ending on the later of the fifth anniversary of the Closing Date and six months following the termination of employment, he may not engage in any undertaking, have any financial interest, provide services, lend money or guarantee the obligations of any person who carries on a business that competes in any material respect with the business, or any material part thereof, carried on by Northstar Acquisitions or any of its affiliates on the date of termination or non-renewal or within the preceding six months thereof, other than by way of the ownership of not more than 5% of any class of securities of any publicly traded entity that competes with Northstar Acquisitions.

Long-Term Compensation Plan

Following Closing, Northstar Acquisitions will adopt a Long-Term Compensation Plan ("LTCP") for key members of senior management. The purpose of the LTCP is to provide eligible participants with compensation opportunities that will enhance Northstar Acquisitions' ability to attract, retain and motivate key personnel, and reward key members for significant performance of non-medical services. Pursuant to the LTCP, Northstar Acquisitions will set aside a pool of funds based upon the amount (the "Surplus") by which the Issuer's cash available to pay dividends on the Common Shares (before reserves for capital expenditures and before reserves for equipment leases or loans) exceeds a base threshold amount per annum to be determined by the Issuer's compensation, nominating and corporate governance committee.

The LTCP will be administered by the compensation, nominating and corporate governance committee of the Issuer, which will determine from time to time: (i) the participants in the LTCP; (ii) the level of participation of each participant; (iii) the time or times when ownership of the Common Shares will vest for each participant; and (iv) any adjustments to target threshold amount.

The LTCP will provide for cash payments that may be earned based on the following thresholds, assuming that cash available to pay dividends exceeds the target amount set by the compensation, nominating and corporate governance committee of the Issuer. Initially, the target amount of cash available to pay dividends per Common Share for purposes of the LTCP will be Cdn$1.20 per fiscal year. This target may be adjusted by the compensation, nominating and corporate governance committee of the Issuer from time to time.

Percentage by which Surplus Exceeds Target Amount	Proportion of Surplus Available for LTCP Awards
5% or less	0%
over 5% to 10%	10%
over 10% to 15%	15%
15% or more	20%

If a participant in the LTCP ceases to be an eligible participant under the LTCP, unpaid LTCP payments will immediately be payable unless such change occurs as a result of termination for cause or resignation (in which case, unless the compensation, nominating and corporate governance committee otherwise determines, such payments will be forfeited).

Share Appreciation Rights Plan

Following Closing, the Issuer will also adopt a share appreciation rights plan ("SAR Plan") to support achievement of the Issuer's performance objectives, ensure that the interests of key persons are aligned with the success of the Issuer and provide compensation opportunities to attract, retain and motivate senior management and directors critical to the long-term success of Northstar. Under the SAR Plan, the Issuer may grant share appreciation rights ("SARs") to senior management of Northstar Acquisitions and members of the Board of Directors. The maximum number of underlying Common Shares that will be issuable under the SAR Plan will be equal to 10% of the issued and outstanding Common Shares at Closing, subject to certain adjustments in the event of the subdivision, consolidation or reclassification of the Common Shares or other equivalent changes to the capital of the Issuer.

The SAR Plan will be administered by the compensation, nominating and corporate governance committee of the Issuer. The compensation, nominating and corporate governance committee of the Issuer may, from time to time, in its discretion, grant SARs to eligible persons at a fixed exercise price.

A SAR will have maximum term of 10 years. The exercise price of a SAR shall not be less than the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant. SARs shall vest as determined by the compensation, nominating and corporate governance committee of the Issuer.

Upon the exercise of a SAR, the holder will receive cash, Common Shares, or a combination of both having a value equal to the excess of the fair market value of a Common Share on the date of exercise over the exercise price of the SAR.

In the event that a holder ceases to be an eligible person under the SAR Plan, SARs held by such holder will immediately terminate unless the compensation, nominating and corporate governance committee determines otherwise.

Subject to applicable regulatory approvals, the compensation, nominating and corporate governance committee may, in its discretion, accelerate the period of vesting and may reprice SARs.

The compensation, nominating and corporate governance committee of the Issuer will consider awards of SARs to senior management of Northstar Acquisitions and members of the Board of Directors after Closing.

In addition to the LTCP and the SAR Plan, the compensation, nominating and corporate governance committee of the Issuer may, in its discretion, implement additional compensation arrangements to ensure that the interests of key persons are aligned with the success of the Issuer.

Insurance Coverage for the Issuer and Related Entities and Indemnification

The Issuer will obtain or cause to be obtained a policy of insurance for the directors and officers of the Issuer and for the directors, managers and officers of the Issuer's subsidiaries, including Northstar Acquisitions. The aggregate limit of liability applicable to the insured directors, managers and officers under the policy will be $25 million including defence costs. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified the directors, managers and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer, Northstar Acquisitions and any subsidiaries. The total limit of liability will be shared among the Issuer, Northstar Acquisitions and any subsidiaries and their respective directors, managers and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors, managers and officers.

The by-laws of the Issuer, the operating agreement of Northstar Acquisitions and the Partnership Agreements for each Northstar Partnership provide for the mandatory indemnification of their respective directors, managers and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

USE OF PROCEEDS

Northstar expects to receive $120,865,826 in net proceeds from the Offering, after deducting fees payable by Northstar to the Underwriters and the estimated expenses of the Offering payable by Northstar. The total estimated expenses of the Offering of $12,678,817 include expenses for which Northstar is obliged to reimburse the Underwriters.

Northstar will use such net proceeds to directly or indirectly acquire all of the Acquisitions Class A Units, all of the Acquisitions Preferred Units and Acquisitions Common Units. All of the Acquisitions Class B Units will be held by Ventures. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

On Closing, Northstar Acquisitions will use the proceeds from the sale of its equity interests to acquire all of the Subco Preferred Units and Subco Class A Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

On Closing, Northstar Subco will use approximately $59.9 million of these proceeds to indirectly acquire a 55% partnership interest, including the general partnership interest, in the Palladium Partnership and approximately $47.7 million of these proceeds to indirectly acquire a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. The remaining proceeds will be paid to Ventures. Ventures is expected to provide or cause to be provided to Northstar Subco a five-year, $5 million revolving credit facility to be used for working capital needs. In addition, on Closing, Ventures will provide cash collateral of up to $5 million as required to support Northstar's hedging arrangements. See "Indebtedness of Northstar".

Net proceeds received by the Issuer from an exercise of the Over-Allotment Option will be used principally to purchase an additional interest in the Palladium Partnership (in proportion to the percentage of the Over-Allotment Option being exercised), resulting in Northstar Acquisitions holding a 70% indirect interest in the Palladium Partnership if the Over-Allotment Option is exercised in full. The remaining proceeds will be paid to Ventures. See "Investment Agreement and Related Transactions".

THE ISSUER, NORTHSTAR ACQUISITIONS, NORTHSTAR SUBCO AND THE NORTHSTAR PARTNERSHIPS

The Issuer

The Issuer is a corporation established under the BCBCA on March 16, 2007. The registered office of the Issuer is located at 355 Burrard Street, Suite 1900, in Vancouver, British Columbia. The head office of the Issuer is located at 250 Yonge Street, Suite 2400, in Toronto, Ontario.

Following completion of the Offering and the transactions contemplated by the Investment Agreement, the Issuer will, directly or indirectly, hold all of the Acquisitions Preferred Units, Acquisitions Common Units, and Acquisitions Class A Units. Ventures will hold all of the Acquisitions Class B Units. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Northstar Acquisitions

Northstar Acquisitions is a Delaware limited liability company which is the successor to a Texas limited partnership formed in 2003. The registered office of Northstar Acquisitions is located at 1201 Orange Street, Wilmington, Delaware. The head office of Northstar Acquisitions is located at 4120 Southwest Freeway, Suite 150, in Houston, Texas.

Following completion of the Offering, the transactions contemplated by the Investment Agreement and the transactions contemplated by the Partnership Interests Purchase Agreements, Northstar Acquisitions will directly hold all of the Subco Preferred Units and all of the Subco Class A Units, which collectively represent a 87.5% interest in Northstar Subco. Ventures will hold all of the Subco Class B Units, which represent a 12.5% interest in Northstar Subco. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Northstar Subco

Northstar Subco is a Delaware limited liability company. The registered office of Northstar Subco is located at 1201 Orange Street, Wilmington, Delaware. The head office of Northstar Subco is located at 4120 Southwest Freeway, Suite 150, in Houston, Texas.

Following completion of the Offering, the transactions contemplated by the Investment Agreement and the transactions contemplated by the Partnership Interests Purchase Agreements, Northstar Subco will indirectly hold a 55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% partnership interest in the Kirby Partnership. These indirect interests include all of the general partnership interest in each Northstar Partnership. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

The Northstar Partnerships

On Closing, each Northstar Partnership will be a limited partnership formed under the laws of the State of Texas. The registered office and principal place of business of each Northstar Partnership is as follows: the Palladium Partnership is located at 4120 Southwest Freeway, 2nd Floor in Houston, Texas, and the Kirby Partnership is located at 9300 Kirby Drive, Suite 100 in Houston, Texas.

Concurrently with the Closing, each Northstar Partnership will be reorganized in accordance with the Investment Agreement, the Partnership Interests Purchase Agreements and the applicable Northstar Partnership Agreement. Northstar Subco will indirectly acquire a 55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% partnership interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. See "Investment Agreement and Related Transactions" and "Post-Closing Structure".

Summary

While the capital structure of Northstar Subco and Northstar Acquisitions is complex, the economic entitlements of Northstar and Ventures following the closing of the Offering can be summarized as follows:

- The Issuer, through its direct and indirect ownership of Acquisitions Common Units, Acquisitions Preferred Units and Acquisitions Class A Units, Subco Preferred Units and Subco Class A Units will be entitled to (i) 87.5% of the cash distributions made in respect of Northstar Subco's indirect investment in the Northstar Partnerships and from management services provided by Northstar Acquisitions to the Northstar Partnerships and the Managed Centres (after deducting the preferential distributions on the Subco Preferred Units and the Acquisitions Preferred Units and any applicable United States withholding taxes); and (ii) a 87.5% voting interest in Northstar Acquisitions, which itself will hold a 87.5% voting interest in Northstar Subco.

- Ventures, through its ownership of Acquisitions Class B Units and Subco Class B Units, will be entitled to (i) 12.5% of the cash distributions made in respect of Northstar Subco's indirect investment in the Northstar Partnerships and from management services provided by Northstar Acquisitions to the Northstar Partnerships and the Managed Centres (after deducting the preferential distributions on the Subco Preferred Units and the Acquisitions Preferred Units); and (ii) a 12.5% voting interest in each of Northstar Acquisitions and Northstar Subco.

Direct operating costs incurred within each of the Northstar Partnerships are shared on a pro rata basis by the owners of each of the respective Northstar Partnerships. Operating costs incurred by Northstar Subco, Northstar Acquisitions, Northstar Holdco and the Issuer, including costs incurred in connection with being a public entity, are shared on a pro rata basis between the Issuer and Ventures.

INVESTMENT AGREEMENT AND RELATED TRANSACTIONS

Investment Agreement

General

The Issuer, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar GPco, Northstar LPco and Ventures, will enter into the Investment Agreement, to be dated the date of the final prospectus. Pursuant to the Investment Agreement, a series of transactions will be undertaken that will result in the Issuer indirectly acquiring, through Northstar Holdco, the Acquisitions Preferred Units and the Acquisitions Common Units. Ventures will maintain an interest in Northstar Acquisitions through its ownership of the Acquisitions Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

On Closing, Northstar Acquisitions will hold all of the Subco Preferred Units and all of the Subco Class A Units. Ventures will maintain an interest in Northstar Subco through its ownership of all of the Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

Northstar Subco will then indirectly acquire, pursuant to the Partnership Interests Purchase Agreements, a 55% indirect interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 60% limited partnership interest in the Kirby Partnership. The following is a summary of certain provisions of the Investment Agreement, which summary is not intended to be complete. Reference is made to the Investment Agreement for a complete description and the full text of its provisions.

Covenants, Representations, Warranties and Indemnities

The Investment Agreement will contain customary joint and several covenants, representations, warranties and related indemnities from Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco in favour of the Issuer relating to the business and affairs of each Northstar Partnership. The representations and warranties made by Northstar Acquisitions, Northstar Subco, Northstar GPco and Northstar LPco relating to the business and affairs of the Northstar Partnerships in the Investment Agreement will, in all material respects, be identical to those given by the Physician Limited Partners in the Partnership Interests Purchase Agreement. See "– Partnership Interests Purchase Agreements".

Ventures will also make representations and warranties (and provide indemnities in respect thereof) relating to the business and affairs of the Northstar Partnerships. Such representations and warranties will be qualified by the knowledge of Ventures (after reasonable inquiry) and otherwise will, in all material respects, be identical to those given by the Physician Limited Partners in the Partnership Interests Purchase Agreements. Ventures will only be liable for representations and warranties relating to the business and affairs of the Northstar Partnerships after full, diligent and final recourse from the Physician Limited Partners has been exhausted under the applicable Partnership Interests Purchase Agreement. The maximum liability of Ventures under the indemnities relating to the representations, warranties and covenants, other than the prospectus representation, will be subject to a one-time deductible of $500,000 and will be capped at $10 million, provided that any amounts payable thereunder shall be included in calculating the cap and deductible under Ventures' indemnity relating to the prospectus representation, as described below. Such representations and warranties will generally survive for 24 months from Closing (other than with respect to certain matters, such as title and related matters, which shall survive indefinitely, and those with respect to certain other matters, such as tax, which will survive for the duration of the applicable limitation periods). Under the Investment Agreement, Ventures will agree not to compete with the Issuer or its subsidiaries in the ASC business in the State of Texas for a period of five years.

The Investment Agreement will also contain a representation by Ventures that, to the best of its knowledge after reasonable inquiry, there is no known misrepresentation (as defined in the *Securities Act* (Ontario)) in the prospectus. Ventures will indemnify the Issuer for any breaches of this representation. The indemnity relating to the prospectus representation will be subject to a $500,000 deductible and will be capped at the sum of (i) the cash proceeds received by Ventures at Closing, plus (ii) the value of the Acquisitions Class B Units and Subco Class B Units held by Ventures from time to time (as determined in accordance with the operating agreements of Northstar Acquisitions and Northstar Subco). Any cash proceeds received by Ventures following a transfer, sale or redemption of the Acquisitions Class B Units or Subco Class B Units will be retained by Ventures and not distributed to its partners until the end of the survival period for the prospectus representation. The indemnity relating to the prospectus representation will survive for a period of 36 months plus 60 days from Closing.

In no event will any partner of Ventures have any personal liability under the indemnities contained in the Investment Agreement, and the indemnified parties must look solely to the assets of Ventures, and not to any partner thereof (whether limited or general), to satisfy obligations under such indemnities.

Only the Issuer may bring a claim or action for misrepresentation or breach of contract under the Investment Agreement. Purchasers of Common Shares will not have a direct statutory right of action against any subsidiary of the Issuer for a misrepresentation in the prospectus and will only have a statutory right of action against Ventures (in addition to the Issuer and the Underwriters), as Ventures is considered to be a promoter under Canadian securities legislation. See "Purchasers' Statutory Rights".

Conditions to Closing

The Issuer's indirect investment in Northstar Subco and Northstar Subco's indirect investment in the Northstar Partnerships will be conditional upon the completion of the Offering and the transactions contemplated by the Investment Agreement and the Partnership Interests Purchase Agreements.

Partnership Interests Purchase Agreements

General

With respect to each Northstar Partnership, Northstar LPco, Northstar GPco and the Physician Limited Partners of such Northstar Partnership are parties to a Partnership Interests Purchase Agreement providing for the purchase by Northstar LPco and Northstar GPco of a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership. The following is a summary of certain provisions of the Partnership Interests Purchase Agreements, which summary is not intended to be complete.

Representations, Warranties and Indemnities

Each Partnership Interests Purchase Agreement contains customary representations and warranties from the selling Physician Limited Partners of the relevant Northstar Partnership in favour of Northstar GPco and Northstar LPco. These representations typically survive for two years following Closing, (other than with respect to certain matters, such as title and related matters, which shall survive indefinitely, and those with respect to certain other matters, such as tax, which will survive for the duration of the applicable limitation periods).

The maximum liability of the Physician Limited Partners under the Partnership Interests Purchase Agreements will generally be limited to the aggregate purchase price paid to the Physician Limited Partners in respect of their partnership interests, plus the costs and expenses incurred by Northstar GPco and Northstar LPco in litigating or settling the relevant indemnification claim.

Non-Competition Covenant

The selling Physician Limited Partners of each Northstar ASC have covenanted that, during the five-year period following Closing, they will not, directly or indirectly, subject to certain limited exceptions, own, control, finance or participate in the profits or revenues of any business that engages in competition with a Northstar ASC within the area that is the greater of the area bounded by (i) a 30-mile radius of any ASC that Northstar GPco and Northstar LPco collectively have a direct or indirect interest of 50% or greater; and (ii) 25 miles outside the boundary of the City of Houston. Notwithstanding the foregoing, a Physician Limited Partner shall not be prevented from performing surgery at another facility or otherwise practicing medicine in a private practice that may utilize such competing facility.

Escrow

The selling Physician Limited Partners will place an aggregate of approximately $18 million in escrow accounts maintained at an independent Texas financial institution. These funds will secure a portion of such selling Physician Limited Partner's indemnification obligations with respect to his or her representations and warranties in favour of Northstar LPco and Northstar GPco. The selling Physician Limited Partners will each be entitled to manage the investment of his or her escrowed funds, and may annually withdraw up to 40% of the prior years' cumulative increase in value of his or her escrowed funds. The escrowed funds will be released to selling Physician Limited Partners over a four-year period, with 15%, 25%, 30% and 30% of the funds being released from escrow at the end of each of years one through four, respectively. A Physician Limited Partner's escrowed funds will be released in full upon his death or disability and will be forfeited in the event the Physician Limited Partner retires prior to the release of the funds.

Conditions to Closing

The investment by Northstar GPco and Northstar LPco in the Northstar Partnerships will be conditional upon, among other things, the completion of the Offering.

POST-CLOSING STRUCTURE

The following chart illustrates the ownership structure of the Issuer upon completion of the Offering and the transactions contemplated by the Investment Agreement and the Partnership Interests Purchase Agreements. See "Investment Agreement and Related Transactions".



PUBLIC INVESTORS
100% common shares
Northstar Healthcare Inc.
(British Columbia)
100% Acquisitions Class A Units
100% common shares
Northstar Healthcare Holdings, Inc.
(Delaware)
100% Acquisitions Common Units and 100% Acquisitions Preferred Units(1)
Healthcare Ventures, Ltd.
(Texas)(7)
Northstar Healthcare Acquisitions, L.L.C.
(Delaware)
100% Acquisitions Class B Units(1)
100% Subco Class A Units and 100% Subco Preferred Units(1)
100% Subco Class B Units(1)
Northstar Healthcare Subco, L.L.C.
(Delaware)
Management Agreements
55% interest(2)(3)(4)
60% interest(2)(5)
The Palladium for Surgery – Houston LP
(Texas)
Medical Ambulatory Surgical Suites, LP
(Texas)
The Palladium for Surgery – Dallas(6)
River Oaks Pain Clinics

Notes:

(1) See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

(2) Indirect ownership that includes the general partnership interest.

(3) Assuming full exercise of the Over-Allotment Option, this would be a 70% interest.

(4) The remaining 45% interest (30% if the Over-Allotment Option is exercised in full) is held by Physician Limited Partners.

(5) The remaining 40% interest is held by Physician Limited Partners.

(6) Northstar holds a right of first refusal on any future sale of The Palladium for Surgery – Dallas.

(7) Donald L. Kramer, M.D., Chief Executive Officer of the Issuer, has an ownership interest in Ventures, the Palladium Partnership, The Palladium for Surgery – Dallas and the River Oaks Pain Clinics. See "Interest of Management and Others in Material Transactions".

RETAINED INTEREST

Following Closing, Ventures will hold all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement for each Northstar Partnership and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units. The specified percentage will be equal to 12.5% on Closing and will decrease if Ventures disposes of Acquisitions Class B Units pursuant to the Negotiation Right described below.

Following Closing, Ventures will also hold all of the Subco Class B Units. Each Subco Class B Unit entitles Ventures to receive distributions from Northstar Subco, after the prior entitlement of the Subco Preferred Units has been satisfied, on a *pro rata* basis with the holders of Subco Class A Units, subject to certain distribution deferral arrangements. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnership" and "Northstar Subco – Distribution Referral".

Repurchase Events

Negotiation Right

The Northstar Subco operating agreement will provide that the holders of Subco Class B Units have the right (the "Negotiation Right"), exercisable at any time after the second anniversary of Closing (but not more frequently than once in any six-month period) to request in writing (a "Request") that Northstar Subco enter into good faith negotiations with such holder to purchase for cancellation all or any portion of the Subco Class B Units held by such holder. The price paid for such Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Acquisitions Class B Units. Upon delivery of a Request by a holder of Subco Class B Units to Northstar Subco, Northstar Subco is required to use its best efforts to negotiate the purchase of such Subco Class B Units. The Negotiation Right may only be exercised if, at the time of exercise, Northstar Subco is not in default under any credit facility or any guarantee or indemnity given by it.

Enhancement Date

If (i) within 60 days of its receipt of a Request, Northstar Subco does not use its best efforts to negotiate the purchase for cancellation of the relevant Subco Class B Units; or (ii) within 60 days of its receipt of a Request, Northstar Subco has used its best efforts to negotiate the purchase of the Subco Class B Units but Northstar Subco and the holder have failed to agree on the purchase price for the Subco Class B Units; or (iii) within 60 days of the Request, Northstar Subco offers to purchase Subco Class B Units and such offer is accepted by Ventures, and the purchase pursuant to such offer does not close within 90 days of the Request for a reason other than Northstar Subco's inability to proceed for reasons relating to securities laws (such 60th or 90th day, as applicable, the "Enhancement Date"), Ventures shall be entitled to an Enhanced Distribution (as defined below) in respect of the Subco Class B Units that are the subject of the Request.

For each month ending after the Enhancement Date, an additional dividend (the "Enhanced Distribution") shall be paid to Ventures on account of its Subco Class B Units in an amount per Subco Class B Unit equal to 0.1 times the distribution that otherwise would have been received in respect of such Subco Class B Unit in such month. With respect to the Subco Class B Units, the Enhanced Distribution shall increase by 0.1 times each fiscal quarter, up to a maximum of 0.5 times (i.e. 150%) the distribution amount otherwise payable per Subco Class B Unit. The Enhanced Distribution will be non-cumulative and payable monthly. The Enhanced Distribution may only be paid to Ventures in respect of a quarter during which the Issuer has paid dividends on the Common Shares in an average amount equal to the greater of $0.10 per Common Share per month (being the initial full monthly amount at Closing of the Offering) and the monthly amount paid in the month preceding the start of such month.

Redemption Right

The Northstar Subco operating agreement will provide that Northstar Subco has the right (the "Redemption Right"), exercisable at any time and from time to time following the Enhancement Date, and subject to the limits described below, to purchase for cancellation from Ventures, all or any portion of the Subco Class B Units that are subject to the Enhanced Distribution. The price paid for such Subco Class B Units will be equal to their fair market value plus the fair market value of a corresponding number of Acquisitions Class B Units.

Upon delivery of a notice (the "Redemption Notice") to Ventures requesting that Ventures sell to Northstar Subco all or a portion of its Subco Class B Units pursuant to the Redemption Right (each such Subco Class B, a "Subject Interest" and collectively, the "Subject Interests"), Ventures shall be required to sell to Northstar Subco such interests. The repurchase of the Subject Interests will occur on such date as is specified by Northstar Subco's Redemption Notice (provided such date shall not be prior to the 30th day following receipt by Ventures of the Redemption Notice).

The Northstar Subco operating agreement will provide that the Redemption Right may only be exercised if, at the time of its exercise, none of Northstar Subco, the Issuer or their respective subsidiaries is in default under the Repurchase Agreement or under any of their indebtedness other than indebtedness to affiliates or would be in default as a result of the exercise of the Negotiation Right and the related repurchase of Units.

The Northstar Acquisitions operating agreement will provide that Northstar Acquisitions will purchase for cancellation all outstanding Acquisitions Class B Units for a nominal amount on the date that all outstanding Subco Class B Units have been purchased for cancellation by Northstar Subco pursuant to the Negotiation Right or the Redemption Right (the "Acquisitions Redemption Right").

Any purchase for cancellation by Northstar Subco of Subco Class B Units, including pursuant to the exercise by Ventures of the Negotiation Right, or the exercise by Northstar Subco of the Redemption Right, is referred to in this prospectus as a "Repurchase Event".

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the *pro forma* consolidated capitalization of the Issuer before and after giving effect to this Offering but without giving effect to the exercise of the Over-Allotment Option. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

	Outstanding as at March 16, 2007	Assuming Completion of this Offering (in thousands)
Shareholder's Equity		
Common Shares	Cdn $10 (1 Common Share)	$120,866 (12,087,698 Common Shares)
Total Capitalization	Cdn $10	$138,133

THE ISSUER

Share Capital

After giving effect to this Offering, the authorized capital of the Issuer will consist of an unlimited number of Common Shares. Upon completion of this Offering, there will be issued and outstanding 12,087,698 Common Shares (13,900,852 Common Shares assuming the exercise of the Over-Allotment Option in full).

The power to allot and issue shares is conferred upon the Board of Directors. Northstar may from time to time amend its Articles to add, change or remove any provision that is permitted by the BCBCA to be, or that is, set out in its Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of its shares; (iii) add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series. The holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the Articles to, *inter alia*, add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class. The foregoing amendments to the Articles must be authorized by a special resolution of shareholders holding at least 66⅔% of the outstanding Common Shares.

Voting

Each Common Share will carry one vote on all matters to be voted on at all meetings of shareholders. Generally, under the BCBCA, the holders of shares of a class are entitled to vote separately as a class, regardless of whether such class otherwise carries the right to vote, in a number of circumstances, including in respect of proposals to amend the Articles to add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class, or to increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class. In addition, the holders of shares of a class are entitled to vote, regardless of whether such class otherwise carries the right to vote, in respect of an amalgamation agreement, continuance or squeeze-out transaction, or in the event of a sale, lease or exchange of all or substantially all of the property of the Issuer out of the ordinary course of the Issuer's business.

Dividends

The holders of the Common Shares shall be entitled to receive dividends and the Issuer shall pay dividends thereon, if, as and when declared by the directors out of the moneys of the Issuer properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the Directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

Liquidation

In the event of the dissolution, liquidation or winding-up of the Issuer, whether voluntary or involuntary, or any other distribution of assets of the Issuer among its shareholders for the purpose of winding up its affairs, subject to the prior rights of any shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Issuer.

Dividend Policy

The Issuer intends to adopt a policy of distributing its available cash from consolidated operations, subject to applicable law and the terms of any then existing indebtedness, by way of monthly dividends on the Common Shares, after the retention of amounts considered reasonable and prudent by the Board of Directors for working capital and other purposes, including capital investment and capital reserves. The first such dividend for the period from the Closing to June 30, 2007 is expected to be paid on or before July 16, 2007 and is estimated to be Cdn $0.148 per Common Share (assuming that the Closing occurs on May 17, 2007). Subsequent regular dividends in the estimated amount of Cdn $0.10 per Common Share are anticipated to be paid each month thereafter commencing August 15, 2007. We cannot assure you that we will pay dividends at this level in the future or at all.

Administration

The Issuer will directly administer its reporting and other public issuer obligations, with assistance from Northstar Acquisitions, as required.

NORTHSTAR HOLDCO

Share Capital

Northstar Holdco is a Delaware corporation. The authorized capital of Northstar Holdco will consist of an unlimited number of common shares. Upon closing of this Offering and the transactions contemplated under the Investment Agreement and the Partnership Interests Purchase Agreements, all of the common shares of Northstar Holdco will be held by the Issuer.

Dividend Policy

On Closing, the board of directors of Northstar Holdco will adopt a dividend policy pursuant to which Northstar Holdco will distribute its available cash to the maximum extent possible, to the Issuer, subject to applicable law, by way of monthly distributions after satisfying its (i) debt service obligations under any credit facilities or other agreements with third parties, if any; and (ii) other expense obligations, including administration expenses, and withholding and other applicable taxes. Dividends paid on the common shares of Northstar Holdco will be subject to a 5% United States withholding tax to the extent that such dividends represent a distribution of "earnings and profits" of Northstar Holdco for United States tax purposes; however, distributions in excess of such "earnings and profits" will not be subject to United States withholding tax.

NORTHSTAR ACQUISITIONS

Share Capital

Northstar Acquisitions is a Delaware limited liability company. The authorized capital of Northstar Acquisitions will consist of an unlimited number of Acquisitions Preferred Units, Acquisitions Class A Units, Acquisitions Class B Units and Acquisitions Common Units. Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", all of the Acquisitions Class A Units will be held by the Issuer, and all of the Acquisitions Preferred Units and Acquisitions Common Units will be held by Northstar Holdco. On Closing, all of the Acquisitions Class B Units will be held by Ventures.

The Acquisitions Preferred Units will be (i) non-voting, (ii) entitled to a preferential distribution in an amount equal to the operating costs incurred by Northstar Holdco and the Issuer, and (iii) entitled on liquidation to a return of the capital contributed for the Acquisitions Preferred Units, ranking prior to the liquidation entitlements of the Acquisitions Class A Units, the Acquisitions Class B Units and the Acquisitions Common Units.

The Acquisitions Class A Units will be (i) non-voting, except as required under the governing law, (ii) bear a fixed, cumulative monthly preferential dividend in the amount of 11.1% per month, after all distributions are made to the holders of the Acquisitions Preferred Units, and (iii) entitle the holder on liquidation to a return of capital contributed for the Acquisitions Class A Units, in priority to the Acquisitions Class B Units and the Acquisitions Common Units.

Pursuant to the Repurchase Agreement, the Issuer will purchase the Acquisitions Class A Units from Northstar Holdco for approximately $97 million. Northstar Holdco will be obliged to repurchase the Acquisitions Class A Units from the Issuer for an amount that results in the Issuer realizing an internal rate of return of 11.1% per annum on the purchase price of the Acquisitions Class A Units (the "Repurchase Price"). Northstar Holdco is required to repurchase the Acquisitions Class A Units on the twelfth anniversary following the purchase of the Acquisitions Class A Units by the Issuer. In addition, Northstar Acquisitions will provide an unsecured guaranty (the "Guaranty") to the Issuer in support of Northstar Holdco's obligations under the Repurchase Agreement. On Closing, Northstar Subco will indemnify Northstar Acquisitions on a secured basis in respect of any liabilities that may arise in the course of Northstar Acquisitions' activities. Such indemnity will specifically exclude any obligations of Northstar Acquisitions arising in respect of the Acquisitions Class A Units or the Repurchase Agreement.

Distributions made to the Issuer on the Acquisitions Class A Units that are subject to the Repurchase Agreement will be subject to a 10% United States withholding tax. Pursuant to proposed amendments to the Canada-United States Income Tax Convention, 1980 announced by the Minister of Finance (Canada) in the federal budget on March 19, 2007, this rate of withholding tax will be reduced to 7% in the year in which the amended treaty becomes effective and 4% in the second year following enactment. In addition, in the third year and thereafter, the withholding tax rate on such distributions will be zero under these proposed amendments. No assurances can be given that these amendments will be enacted as proposed, if at all.

The Acquisitions Class B Units will be (i) voting, (ii) entitled to a monthly distribution equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services provided to the Northstar Partnerships under the Management and Cost Sharing Agreements and other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units, such specified percentage being equal to the number of Subco Class B Units held by Ventures at that time, divided by 1000, and (iii) entitle the holder on liquidation to a return of the capital contributed for the Acquisitions Class B Units. As a result, upon a repurchase or redemption of Subco Class B Units, there will be a corresponding decrease in Ventures' economic interest in Northstar Acquisitions. Appropriate adjustments to the calculation of the specified percentage referred to in (ii) above will be made in the event Northstar Acquisitions issues additional membership interests and Ventures elects not to maintain its proportionate ownership of Northstar Acquisitions using its pre-emptive right.

The Acquisitions Common Units will be (i) voting, (ii) entitled to a monthly distribution equal to remaining cash flow (less the distribution to be made to the holders of Acquisitions Class B Units), (iii) payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units, and (iv) entitle the holder thereof to all remaining assets of Northstar Acquisitions on liquidation.

Distribution Policy

On Closing, the board of managers of Northstar Acquisitions will adopt a distribution policy pursuant to which Northstar Acquisitions will distribute all available cash to the maximum extent possible to Ventures (to the extent of its entitlement to a specified percentage of Northstar Acquisitions' gross management fee revenues under the Acquisitions Class B Units) and to Northstar Holdco, subject to applicable law, by way of monthly distributions after satisfying (i) debt service obligations under any credit facilities or other agreements with third parties, if any; (ii) other expense obligations, including administration expenses, and withholding and other applicable taxes; and (iii) the preferred dividends on the Acquisitions Preferred Units to Northstar Holdco and on the Acquisitions Class A Units to the Issuer.

Operating Agreement

The operating agreement of Northstar Acquisitions will describe the terms, conditions and attributes of the Acquisitions Preferred Units, Acquisitions Class A Units, Acquisitions Class B Units and Acquisitions Common Units. See "– Share Capital". The operating agreement of Northstar Acquisitions will also contain the following provisions, a summary which is not intended to be complete:

Pre-Emptive Rights

The operating agreement of Northstar Acquisitions will provide that, so long as Ventures holds a 5% interest in Northstar Acquisitions, it will have the right to maintain its *pro rata* ownership of Northstar Acquisitions in the event that Northstar Acquisitions decides to issue additional membership interests, subject to certain exceptions. If Ventures exercises this pre-emptive right, it will be entitled to participate in the issuance of membership interests of Northstar Acquisitions, at the most favourable price and on the most favourable terms as the applicable securities are to be offered to any other person. This pre-emptive right may be waived by Ventures.

Transferability

The Acquisitions Class B Units held by Ventures may be transferred, provided: (i) 100% of the Acquisitions Class B Units are being transferred; (ii) Ventures first offers its Acquisitions Class B Units to Northstar Holdco, which shall have 30 days to exercise a right of first refusal; and (iii) the transferee agrees to be bound by the operating agreement of Northstar Acquisitions.

Tag-Along Rights

The operating agreement of Northstar Acquisitions will also provide that, on or after Closing, in the event that a person offers to purchase, directly or indirectly, more than 20% of the Acquisitions Common Units and/or Acquisitions Class A Units pursuant to an agreement with Holdco or, in the case of an indirect purchase, pursuant to a non-exempt take-over bid for the Issuer in respect of which the Issuer proposes to enter into a support agreement with such person, then it will be a condition of any such agreement or support agreement that the person will offer to purchase a *pro rata* portion of the Acquisitions Class B Units and the Subco Class B Units, on comparable terms and conditions as are applicable to the direct or indirect purchase of the Acquisitions Common Units and/or Acquisitions Class A Units, as applicable, on the terms and conditions set out in the operating agreement of Northstar Acquisitions. For greater certainty, an offer to purchase Common Shares shall be considered to be an indirect offer to purchase that portion of the Acquisitions Common Units and/or Acquisitions Class A Units held directly or indirectly by the Issuer equal to the portion of the Common Shares subject to the offer.

Drag-Along Rights

The operating agreement of Northstar Acquisitions will also provide that, at any time after Closing, if requested by Northstar in connection with the sale by Northstar of more than 10% of its Acquisitions Common Units and/or Acquisitions Class A Units, Ventures shall sell its Acquisitions Class B Units and Subco Class B Units on comparable terms and conditions as are applicable to Northstar's sale of the Acquisitions Common Units and/or Acquisitions Class A Units.

Equal Treatment

Without the prior approval of Ventures, Northstar Acquisitions shall not redeem, repurchase, exchange or otherwise compel any transfer of the Acquisitions Class B Units (other than pursuant to the Redemption Right or Negotiation Right) unless the holders of Acquisitions Common Units and/or Acquisitions Class A Units are treated on a *pari passu* basis.

Premises

Northstar Acquisitions will maintain an executive office separate and apart from Palladium ASC at 4120 Southwest Freeway, Suite 150, Houston, Texas. The 5,310 square foot facility is leased from a third party at an annually adjusted base rental with an initial base rental rate of $11,606.78 per month, escalating to a base rental of $13,859 per month during the last year of the lease. The lease is set to commence on or about April 15, 2007 and expires in February, 2014 with two five-year renewal options.

NORTHSTAR SUBCO

Share Capital

Northstar Subco is a Delaware limited liability company. The authorized capital of Northstar Subco will consist of an unlimited number of Subco Preferred Units, Subco Class A Units and Subco Class B Units. Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", all of the Subco Class A Units and all of the Subco Preferred Units will be held by Northstar Acquisitions. All of the Subco Class B Units will be held by Ventures. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

The Subco Preferred Units will be (i) non-voting, (ii) entitled to a preferential distribution in an amount equal to the operating costs incurred by Northstar Acquisitions, Northstar Holdco and the Issuer, and (iii) entitled on liquidation to a return of the capital contributed for the Subco Preferred Units, ranking in priority to the liquidation entitlements of the Subco Class A Units and the Subco Class B Units.

The Subco Class A Units will be (i) voting, (ii) entitled to discretionary distributions on a pari passu basis with the holders of the Subco Class B Units after all preferential distributions have been paid to the holders of the Subco Preferred Units, and (iii) on a liquidation, entitled to receive any remaining assets of US Subco after payment of all preferential distributions, such entitlement to rank pari passu with the liquidation entitlements of the Subco Class B Units.

The Subco Class B Units will be (i) voting, (ii) entitled to 0.001% per Subco Class B Unit of the aggregate cash available to be distributed after satisfying the prior entitlements of the holders of the Subco Preferred Units, on a pari passu basis with the holders of the Subco Class A, except as is provided below under the heading "– Distribution

Deferral", below, (iii) on a liquidation, entitled to receive 0.001% per Subco Class B Unit of any assets of Subco to be distributed to the holders of the Subco Class A Units and Subco Class B Units, such entitlement shall rank pari passu with the liquidation entitlements of the Subco Class A Units, and (iv) entitled to a "negotiation right" as described under the heading "Retained Interest". Appropriate adjustments to the Subco Class B Units' percentage entitlement to distributions under (ii) and (iii) above will be made in the event Northstar Subco issues additional membership interests and Ventures elects not to maintain its proportionate ownership of Northstar Subco using its pre-emptive right.

Distribution Policy

On Closing, the board of managers of Northstar Subco will adopt a distribution policy pursuant to which Northstar Subco will distribute all available cash to Northstar Acquisitions and Ventures in accordance with the terms and conditions of Subco Class A Units and Subco Class B Units, to the maximum extent possible, subject to applicable law, by way of monthly distributions after satisfying (i) debt service obligations under any credit facilities or other agreements with third parties, if any; (ii) other expense obligations, including administration expenses, and withholding and other applicable taxes; (iii) the preferred distribution owed on the Subco Preferred Units; and (iv) the distribution deferral arrangements described below. See "– Distribution Referral".

Operating Agreement

The operating agreement of Northstar Subco will describe the terms, conditions and attributes of the Subco Preferred Units, the Subco Class A Units and the Subco Class B Units. See "– Share Capital". In addition, the operating agreement of Northstar Subco will provide that Northstar Subco will be allocated any additional deductions that result from the increase in tax cost of the underlying assets of Northstar Subco caused by the purchase of a direct or indirect interest in the Northstar Partnerships. Further, Ventures will be allocated any income or gain that relates to the difference between Ventures' allocable share of the tax basis for U.S. federal income tax purposes of Northstar Subco's assets prior to the Closing Date and their agreed upon fair market value determined on the Closing Date.

The operating agreement of Northstar Subco will contain terms substantially similar to those contained in the Northstar Acquisitions operating agreement with respect to pre-emptive rights, restrictions on transfer, tag-along rights, drag-along rights and equal treatment.

Distribution Deferral

The operating agreement of Northstar Subco will also provide that until the earlier of December 31, 2010 or an announced increase in monthly dividends by the Issuer, if the Issuer's cash available to pay dividends for any month is less than 110% of the initial full monthly dividend, Ventures' distributions from Northstar Subco shall be deferred by the shortfall.

Ventures shall receive its accumulated deferred distributions from time to time to the extent that 12-month trailing cash available for dividends exceeds 110% of the initial full monthly dividend.

THE NORTHSTAR PARTNERSHIPS

Each Northstar Partnership is a limited partnership formed under the laws of Texas.

Capital of the Northstar Partnerships

Upon closing of this Offering and the transactions contemplated under "Investment Agreement and Related Transactions", Northstar Subco will hold an indirect 55% partnership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and an indirect 60% partnership interest in the Kirby Partnership. These partnership interests include all of the general partnership interest in each Northstar Partnership.

Distribution Policy

Upon completion of the Offering, Northstar GPco will adopt a policy that each Northstar Partnership will distribute its available cash to the maximum extent possible, subject to applicable law by way of monthly distributions on its partnership interests to Northstar LPco, Northstar GPco and the Physician Limited Partners after: (i) satisfying its obligations under the Management and Cost Sharing Agreement; (ii) satisfying its debt service obligations, if any, under any credit facility or any credit facilities or any other agreements with third parties; (iii) satisfying its other expense obligations; and (iv) retaining reasonable working capital or other reserves, including amounts on account of capital expenditures and such other amounts as may be considered appropriate by its management committee, subject to the prior approval of Northstar Acquisitions in certain circumstances. Subject to certain limitations and exceptions, each Northstar Partnership, and the Northstar Partnerships as a group, will be limited as to the amount of liabilities that may be incurred.

Partnership Agreements

At Closing, the Physician Limited Partners of each Northstar Partnership, Northstar GPco and Northstar LPco will enter into a Partnership Agreement with respect to their respective Northstar Partnership. Each Partnership Agreement will have substantially similar terms. The following is a summary of certain provisions of the Partnership Agreements, which summary is not intended to be complete. Reference is made to the Northstar Partnership Agreements for a complete description and the full text of their provisions.

Management

The management of each Northstar Partnership will be divided between two functions: (i) managing medical issues, which will be dealt with by the Medical Board; and (ii) management of the business and commercial operations, which will be managed by Northstar GPco, in its capacity as general partner of the Northstar Partnership, with input from the Operations Committee. The Physician Limited Partners of the Palladium Partnership will elect 45% of the Operations Committee members (30% if the Over-Allotment Option is exercised in full) with Northstar GPco electing the remaining 55% of the members (70% if the Over-Allotment Option is exercised in full). The Physician Limited Partners of the Kirby Partnership will elect 40% of the Operations Committee members with Northstar GPco electing the remaining 60% of the members.

In addition, certain management responsibilities for each Northstar Partnership will be carried out on behalf of Northstar GPco by Northstar Acquisitions pursuant to the terms of a Management and Cost Sharing Agreement. See "– Management and Cost Sharing Agreements".

Medical Board

The Medical Board of each Northstar ASC will be comprised of three to five Physician Limited Partners and is responsible for the establishment and implementation of policies and procedures regarding medical issues that are required by law to be solely within the control of surgeons. A representative of Northstar GPco will be entitled to participate in any meeting of the Medical Boards as a non-voting observer.

Operations Committee

Each Northstar Partnership shall establish an Operations Committee to monitor the business affairs of each Northstar ASC that are not otherwise: (i) the responsibility of the Medical Board or Northstar GPco; or (ii) provided for under the Management and Cost Sharing Agreement. The Operations Committee of each Northstar Partnership shall also function as a vehicle by which the Physician Limited Partners may formally communicate with Northstar GPco. The Operations Committee of each Northstar Partnership shall consist of five members. The Physician Limited Partners of the Palladium Partnership shall elect 45% of the Operations Committee's members with Northstar GPco electing 55% of the members. In the event of the exercise of the Over-Allotment Option, Northstar GPco will be entitled to elect 70% of the members of the Operations Committee of the Palladium Partnership. The Physician Limited Partners of the Kirby Partnership shall elect 40% of the Operations Committee members with Northstar GPco electing 60% of the members. Members of the Operations Committee shall serve for such terms as determined by the applicable election vote and any of such members may be removed at any time and without cause by the vote of the parties that so elected them.

Distributions and Allocation of Income

A Northstar Partnership's available cash will be distributed, and its income will be allocated, from time to time among Northstar LPco, Northstar GPco and the Physician Limited Partners in accordance with their respective percentage interests in the Northstar Partnership.

Majority Physician Vote

Certain actions by the Northstar Partnerships are subject to a veto by a written vote of a majority in interest of the Physician Limited Partners. These actions include:

- the ability of the Northstar Partnership to borrow funds;
- the ability of the Northstar Partnership to issue limited partnership units to a new partner;
- the establishment of fees charged by the Northstar ASC with respect to services provided at the Northstar ASC;
- the approval of any conflicts related to Northstar GPco;
- a compulsory sale by a Physician Limited Partner of his or her interests in a Northstar Partnership if necessary to comply with regulatory requirements;
- a change of name of the Northstar Partnership;
- the sale of a redeemed a partnership interest held by an existing Physician Limited Partner to a new Physician Limited Partner;
- the dissolution of the Northstar Partnership; and
- the approval of the annual budget and annual plan.

Notwithstanding any approval process by the Physician Limited Partners regarding a Northstar Partnership's annual budget and annual plan, Northstar GPco has the right and authority, pursuant to the Management and Cost Sharing Agreement, to continue to operate the relevant Northstar ASC in a manner that preserves the business of the Northstar ASC and its goodwill, business relationships and physical plant.

Covenant Not to Compete

Under the Partnership Agreements but subject to certain limited exceptions, during the time that a Physician Limited Partner is a partner of a Northstar Partnership and for two years thereafter, a Physician Limited Partner may not directly or indirectly own, control, finance or participate in the profits or revenues of any business that engages in competition with such Northstar ASC anywhere within a 20-mile radius of such Northstar ASC; provided, however, that a Physician Limited Partner shall not be prevented from performing surgery at another facility or otherwise practicing medicine in a private practice that may utilize such competing facility.

In addition, under the Partnership Interests Purchase Agreements, any Physician Limited Partner who is also a seller of partnership interests may not, for a period of five years, directly or indirectly own an interest in a competitive facility.

Continuing Obligations of the Physician Limited Partners

In addition to the covenant not to compete referenced above, each Physician Limited Partner has certain continuing obligations and incentives (and corresponding penalties) under the Partnership Agreement, including:

- the satisfaction of an "Income/Procedures Test", that requires the Physician Limited Partner, in any given 12-month period but subject to certain limited exceptions, to perform at the applicable Northstar ASC at least 75% of the total number of procedures approved to be performed at an ASC that were performed by the Physician Limited Partner during that period;

- the retention of his or her status as a "Qualified Investor" in the relevant Northstar Partnership, which includes complying with applicable laws and regulations and maintaining all licensing, professional credentials and professional liability insurance; and
- the performance of a minimum number of procedures at the Northstar ASC (in the case of Palladium ASC, 75% of his or her volume during the 12-months immediately preceding the Closing Date and, in the case of Kirby ASC, a specified number of procedures, based upon specialty).

Rights to Purchase Partnership Interests of Physician Limited Partners

Upon a breach of the Partnership Agreement by a Physician Limited Partner, all of that Physician Limited Partner's rights under the Partnership Agreement shall terminate and his partnership interests may be redeemed by the Partnership for $1.00. In addition, the Partnership has the right to purchase the partnership interests of its Physician Limited Partners at net book value upon their death, disability, retirement or bankruptcy. These repurchased partnership interests may then be resold to new surgeons who will be admitted as new Physician Limited Partners with the consent of a majority in interest of the existing Physician Limited Partners, not to be unreasonably withheld, so as to promote the continued viability of the Northstar Partnership with a new generation of surgeons.

Transfer

The Partnership Agreements prohibit the transfer of partnership interests by Physician Limited Partners. No transfer restrictions apply to the partnership interests held by Northstar GPco or Northstar LPco.

Admission of New Physician Limited Partners

Northstar GPco may admit new Physician Limited Partners upon a written vote of a majority in interest of the existing Physician Limited Partners. The admission of a new Physician Limited Partner will dilute the existing Physician Limited Partners on a *pro rata* basis. The partnership interests of Northstar GPco and Northstar LPco in the Northstar Partnerships are not subject to dilution.

Management and Cost Sharing Agreements

Certain management responsibilities for each Northstar Partnership will be carried out on behalf of Northstar GPco by Northstar Acquisitions pursuant to the terms of Management and Cost Sharing Agreements. Under the terms of each Management and Cost Sharing Agreement, Northstar Acquisitions will assist the applicable Northstar Partnership by providing management services, including those relating to budgeting and annual planning, staffing and human resources, policies and procedures, billing and collections, marketing, management information systems, purchasing and insurance. In consideration for providing such services, Northstar Acquisitions will receive a fee equal to 5.5% of the Northstar Partnership's monthly net collected revenues. Each Management and Cost Sharing Agreement will remain in effect with the applicable Northstar Partnership only so long as Northstar Acquisitions has a direct or indirect ownership interest in such Northstar Partnership equal to at least 20%. Either party to a Management and Cost Sharing Agreement may terminate such agreement in the event of a material breach by the other party if such breach is not cured within 60 days, unless the breach is of a nature that cannot be cured within 60 days, in which event each Management and Cost Sharing Agreement shall continue to be in effect so long as the defaulting party continues to make a *bona fide* effort to cure any such default.

GOVERNMENT REGULATION

The healthcare industry is heavily regulated. The Northstar ASCs, as with all ASCs in the United States, are subject to numerous federal, state and local laws, rules and regulations. These laws, rules and regulations relate to the structure, ownership, reimbursement and operation of ASCs and can affect the level or scope of services or procedures provided. The following is a discussion of the principal laws, rules and regulations that will affect the Northstar ASCs.

Licensure and Accreditation

The Northstar ASCs are subject to state and local licensing regulations that primarily address safety and consumer protection ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. Each state determines the specific requirements ASCs must meet for licensure and most state licensure programs require rigorous initial and ongoing inspection and reporting. In Texas, in connection with obtaining the requisite state license, an ASC becomes certified to participate in the federal Medicare and state Medicaid programs. Medicare and Medicaid reimburse ASCs for certain procedures only. Generally, Medicare and Medicaid reimbursement services are limited to elective procedures with short anaesthesia and operating times not requiring an overnight stay. See "– Medicare and Medicaid Participation in ASCs".

ASCs can also seek voluntary accreditation from either the Joint Commission on Accreditation of Healthcare Organizations, the Accreditation Association of Ambulatory Health Centers or the Association for Accreditation of Ambulatory Surgery Centers. These organizations establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of various types of healthcare facilities.

See "Risk Factors – Risks Related to our Business – Regulation – Licensure and Accreditation".

Medicare and Medicaid Reimbursement

Medicare is a federally-funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low-income persons. In Texas, the Department of Health Services is responsible for both ASC state licensing and Medicare certification and participation in Medicare is required for participation in the state Medicaid program.

To participate in the Medicare program and receive Medicare payments, an ASC must meet certain conditions of coverage under the so-called Part B rules and regulations promulgated by CMS. Among other things, these regulations relate to the type of facility, its governance, medical staff structure, equipment, its professional nursing personnel and its quality and standards of care, as well as compliance with state and local laws and regulations. Medicare certified ASCs are subject to annual onsite surveys to maintain certification and failure to comply with conditions of certification may result in loss of program payment or other governmental sanctions. Management believes that the Northstar ASCs have established ongoing quality assurance activities to monitor and ensure the Northstar ASCs' compliance with these conditions of certification.

Medicare payments for procedures performed at ASCs are not based on costs or reasonable charges. Instead, Medicare prospectively determines fixed payment amounts for procedures performed at ASCs using a grouping of ASC procedures that are tied to levels of reimbursement. These amounts are adjusted for overhead and regional wage variations. To the extent that any such services are provided by the Northstar ASCs, Texas' Medicaid program pays the Northstar ASCs a fixed payment for their services. With respect to services for which reimbursement is sought under Medicare, ASCs are reimbursed under Part B of Medicare. Any payment changes could have an adverse effect on reimbursement rates for the Northstar ASCs.

CMS has proposed substantial changes in reimbursement and coverage to be phased-in beginning in January 2007. These changes will have a net effect of decreasing reimbursement levels but increasing the number of procedures that will be covered. Payments for ASC services will be aligned in proportion to the outpatient prospective payment system ("OPPS") used with hospital-based (as opposed to ASC) outpatient surgery. By January 1, 2008, CMS estimates that the revised ASC rates would be 62% of the corresponding OPPS payment rates, as compared with the estimated 88 to 92% of OPPS rates now existing. Although this is lower than current rates of reimbursement in comparison to the hospital outpatient surgery setting and is generally lower than current rates of reimbursement to ASCs, the cost of providing a particular surgical service at an ASC is generally lower than at a hospital.

Given the significant adverse payment changes for some procedures under the revised payment system, CMS is proposing a two-year transition from the current ASC payment rates to the new payment rates. While the Northstar ASCs receive a relatively small proportion (approximately 1%) of their revenues from Medicare and Medicaid, it should be noted that many third-party payor programs, especially those under managed care or "in-network" contracts, tie their reimbursements to Medicare fee schedules.

A positive development for ASCs generally is that CMS is expanding access to procedures in the ASC setting during the next two years. The new rule adds 14 procedures to the list of surgeries for which Medicare would make a facility payment to ASCs effective January 1, 2007.

The *U.S. Deficit Reduction Act of 2005* requires states to enact laws related to compliance and enforcement of anti-fraud and abuse laws involving the state Medicaid Program. The new requirements apply to any entity that receives or makes annual payments of at least $5,000,000 under a state Medicaid plan. While no Northstar ASC meets this threshold, nor at this time does the collective group of Northstar ASCs meet this threshold, all Medicaid providers are subject to recoupment of monies for improper billing. To date, Texas has not enacted such legislation.

See "Risk Factors – Risks Related to our Business".

Anti-Kickback Laws

Federal Anti-Kickback Statute

The *United States Medicare/Medicaid Fraud and Abuse Anti-Kickback Statute* (the "Anti-Kickback Statute") prohibits "knowingly or wilfully" paying money or providing remuneration of any sort in exchange for federally-funded referrals. Courts have interpreted the Anti-Kickback Statute very broadly. Specifically, the courts have found that the term "remuneration" can include "anything of value in any form whatsoever" and that remuneration is illegal if "any" portion of the remuneration is intended to induce referrals. Because the Physician Limited Partners are in a position to generate referrals to the Northstar ASCs, the distribution of available cash to investors could come under scrutiny under the Anti-Kickback Statute.

The Anti-Kickback Statute applies to any centre that provides services reimbursed by a government program such as Medicare or Medicaid, including ASCs. The Anti-Kickback Statute is applicable to the Northstar ASCs even though Medicare and Medicaid reimbursement represents a small proportion (approximately 1%) of the Northstar Partnerships' net patient service revenues.

The Department of Health and Human Services ("DHHS") has provided guidance for compliance with the Anti-Kickback Statute in physician investments, including the following:

- a party cannot offer more or less shares to a physician based on the physician's referrals to the ASC;
- returns on investment in an ASC must be related to the ownership of shares and may not be related to the number of referrals made by an investor to the ASC;
- each investor must pay fair market value for shares in an ASC;
- subject to safe harbour compliance, the ASC must not provide the ability to redeem an investor based on an investor's failure to bring cases or generate business for the ASC; and
- no party should pay any amount to physicians for services unless such payments are fair market value and such services are unrelated to the volume or value of referrals generated for the ASC.

DHHS has issued regulations containing "safe harbours" to the Anti-Kickback Statute that are specifically applicable to ASCs. These safe harbours are generally narrow, difficult to measure or monitor, and do not cover a wide range of economic relationships which many hospitals, physicians or other healthcare providers consider to be legitimate business arrangements. In addition, the Anti-Kickback Statute contains a "small business" safe harbour. To comply with this safe harbour:

- no more than 40% of the value of the investment interests of each class of investments may be held in the previous fiscal year or previous 12-month period by investors who are in a position to make or influence referrals to, furnish items or services to, or otherwise generate business for, the entity (for purposes of this section, equivalent classes of equity investments may be combined, and equivalent classes of debt instruments may be combined);
- terms offered to passive investors in a position to refer, furnish items or services, or generate business must not be different than terms offered to other passive investors;
- terms offered to an investor in a position to refer, furnish items or services, or generate business must not be related to the previous or expected volume of referrals, items or services furnished, or the amount of business generated from that investor to the entity;
- there must not be a requirement that passive investors make or be in a position to make referrals, furnish items or services, or generate business as a condition for remaining investors;

- the entity or an investor may not market or furnish items or services to passive investors differently than to non-investors;
- no more than 40% of the entity's gross revenues related to the furnishing of healthcare items and services in the prior fiscal year or previous 12 months, may come from referrals or business otherwise generated from investors;
- funds must not be loaned or guaranteed by an entity, another investor or other individual or entity acting on behalf of the entity to an investor in a position to make referrals, furnish items or services, or generate business if the investor uses any part thereof to obtain the investment interest; and
- the return on the investment must be directly proportional to the amount of the capital investment.

As a result of the Issuer's structure, Northstar would not qualify for this "small business" safe harbour. However, failure to satisfy a safe harbour does not imply a violation of the Anti-Kickback Statute.

The Northstar ASCs are not currently in compliance with the safe harbours to the Anti-Kickback Statute because the Northstar ASCs do not meet the narrowly-defined criteria of the safe harbours. Further, management believes that Northstar will not be able to satisfy all of the requirements of a safe harbour in the future. The Northstar ASCs do, however, incorporate key compliance guidelines into their legal documents and operations. While management believes that the Northstar ASCs would have arguments in support of substantial compliance with Medicare rules, in the event of a challenge alleging violations of the Anti-Kickback Statute, no guarantee exists that such allegations could not be successfully brought. The potential success of such allegations would be dependent on the facts and circumstances surrounding the Northstar ASCs and their operations. Violations of the Anti-Kickback Statute can result in both civil and criminal sanctions. In addition to repayment of monies to the government, a violator may face fines and possible exclusion from the Medicare program. Mandatory compliance via a corporate integrity agreement would likely be imposed as a condition of continued participation. In addition, the Northstar ASCs, their Physician Limited Partners or other surgeons that use the ASCs could be subject to sanctions, including loss of professional licenses, exclusion from the Medicare and Medicaid programs and substantial fines and/or imprisonment. Nonetheless, management believes that the Northstar model (where Northstar Acquisitions holds a majority ownership interest in all of the Northstar ASCs and the minority Physician Limited Partners perform all of their surgeries at the Northstar ASCs) is widely used in the healthcare industry.

See "Risk Factors – Risks Related to our Business – Regulation – Anti-Kickback Statute".

State Anti-Kickback Statute and Physician Disclosure Laws

Many states, including Texas, have laws that prohibit payment of kickbacks or other remuneration in return for the referral of patients regardless of payor source. Compliance with federal Anti-Kickback safe harbours is deemed compliance for Texas state law purposes. In the absence of extensive judicial guidance, there can be no assurances that the activities of the Northstar ASCs will be found to be in full compliance with these laws. Non-compliance with these laws could subject the Northstar Partnerships and the Physician Limited Partners to penalties and sanctions and would have a material adverse effect on the venture.

Texas law does not prohibit physician ownership of ASCs or referrals or payments from an ASC in which a physician has an ownership interest if the payment or business arrangement is in compliance with the *Fraud and Abuse Statute* or regulations thereunder. The State of Texas has an illegal remuneration statute (Chapter 102.1 of the *Occupations Code*) that prohibits payment of any kind for referrals to a person licensed, certified or registered by a state health care regulatory agency. However, this law permits any payment, business arrangement, or payment practice permitted under the Anti-Kickback Statute. The Anti-Kickback Statute contains safe harbours that permit referrals by a physician to an ASC in which a physician has an ownership interest.

Texas state law requires a physician to disclose a financial relationship before a referral is made. As long as this disclosure is made, the physician and ASC will not be in violation of the Texas statute. Management is of the view that, if an arrangement is in compliance with the Anti-Kickback Statute and Stark Act, such arrangement should be permissible under Texas state law.

Management believes that the Northstar ASCs will be in substantial compliance with the physician self-referral laws of Texas.

Texas Workers' Compensation

Texas is the only state that allows employers to choose, with few exceptions, whether to provide workers' compensation, (e.g., public employers and employers that enter into a building or construction contract with a governmental entity must provide workers' compensation). In 2005, Texas enacted sweeping reforms to its workers' compensation laws which included shifting oversight of certain program components to the Texas Department of Insurance from the Texas Workforce Commission. Texas workers' compensation plans now resemble group health insurance plans with limitations on medical necessity, participation and prompt pay rules. Virtually all workers' compensation arrangements in Texas are funded by employers and offered through private health insurance companies and not through any government payor. Many of the issues relating to workers' compensation reimbursement will be similar to those currently faced with private third-party payor arrangements, particularly those involving managed care contracts. The new law requires certification for workers' compensation networks and makes employee participation mandatory when the injured worker's employer chooses a network plan and the worker lives within the network service area. Only doctors who have a certificate of registration on the Texas workers' compensation approved doctor list can serve as a "treating doctor". The new law allows networks to designate the specialty or specialties of doctors that may serve as treating doctors.

False Claims Legislation

Under the *United States Criminal False Claims* Act, (the "False Claims Act") individuals or entities that knowingly file false or fraudulent claims that are payable by the Medicare or Medicaid programs are subject to both criminal and civil liability. The False Claims Act, which has a relatively long statute of limitations set out in section 3.73(b) of the U.S. Code, defines "knowingly" to include not only actual knowledge of a claim's falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Violations of the False Claims Act can result in both criminal sanctions (including fines and imprisonment) and civil penalties, as well as exclusion from Medicare or Medicaid programs. Claims filed with private insurers can also lead to federal false claims liability including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes.

The U.S. federal government has accused an increasing number of healthcare providers of violating the False Claims Act. Specifically, it has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant merely should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The U.S. federal government has also taken the position that claiming payment for low-quality services is a violation of these statutes if the claimant should have known that the care was substandard. Management believes that the Northstar ASCs are in compliance with the False Claims Act.

See "Risk Factors – Risks Related to our Business – Regulation – False Claims Legislation".

Patient Records and Confidentiality of Protected Health Information (HIPAA)

In 1996, Congress enacted the *Health Insurance Portability and Accountability Act* ("HIPAA"). HIPAA mandates an extensive set of "administrative simplification" regulations designed to streamline the electronic transmission of health claims and protect the privacy and security of patient health information. The portions of HIPAA that will have the greatest effect on the Northstar ASCs are those regulations relating to uniform standards for electronic healthcare transactions, security and privacy.

The HIPAA regulations require all healthcare providers, healthcare clearinghouses and health plans who submit electronic transactions to do so in a nationally standardized format. This promotes uniformity in claims and other electronic data communications between payors and providers.

Federal privacy regulations issued pursuant to HIPAA require healthcare providers to protect the confidentiality of patient health information in any form, including electronically stored or transmitted information. The HIPAA privacy regulations require patient authorization for many uses and disclosures of health information and contain administrative requirements designed to ensure that covered entities exercise prudent privacy practices. For example, HIPAA requires that covered entities maintain detailed records of all disclosures of a patient's data, and make these records available to the patient upon his or her request; develop and adhere to strict privacy policies and furnish privacy notices to patients, provide privacy training for all employees, implement physical, technical, and administrative safeguards to prevent intentional or accidental misuse of health information, and designate a "privacy officer" to oversee implementation of these requirements. A covered entity may disclose protected health information to a business associate and may allow a business associate to create or receive protected health information on its behalf only if the parties execute a written agreement setting forth requirements on the use, disclosure and protection of such protected health information, and the handling of such information upon termination of the contract. Covered entities are not liable for the privacy violations of business associates as long as the covered entities comply with their obligations under HIPAA. The Northstar ASCs require business associates to enter into a written agreement in compliance with the federal privacy regulations to protect the Northstar ASCs from potential liability for a violation by their business associates.

Violations of HIPAA's many detailed requirements can result in the imposition of civil money penalties or, for knowing and wilful violations, criminal sanctions including fines and imprisonment. In addition, a covered healthcare entity can be held responsible for violations of HIPAA by any organization to whom it discloses information, even if the original disclosure was permitted.

Management believes that the ASCs have appropriate HIPAA policies and procedures in place. Each ASC has a privacy officer who has overseen the implementation of mechanisms to allow employees to report questionable practices or ask questions regarding HIPAA compliance.

See "Risk Factors – Risks Related to our Business – Regulation – HIPAA".

Antitrust

Federal and state antitrust laws restrict the ability of competitors, including physicians and other providers, to act in concert in restraint of trade, to fix prices for services, to allocate territories, to tie the purchase of one product to the purchase of another product, or to attempt to monopolize a market for services. In the current situation, the Northstar ASCs intend to take no action that could be characterized as being in violation of such statutes. The Northstar ASCs have policies to forbid exclusive dealing, tying, and monopolization or price fixing arrangements. Moreover, the Northstar ASCs will not discourage the use of any other provider's facility or health plan and will not require the use of the Northstar ASCs to the exclusion of other sites. See "Risk Factors – Risks Related to our Business – Regulation – Antitrust".

The Stark Act

The U.S. federal physician self-referral law, commonly referred to as the Stark Act, prohibits a physician from making a referral for certain "designated health services" to an entity if the physician or a member of the physician's immediate family has a financial relationship with the entity. A financial relationship is defined to include ownership or investment in, or a compensation relationship with, an entity. The Stark Act also prohibits an entity receiving a prohibited referral from billing the Medicare or Medicaid programs for any services rendered to the patient. The Stark Act contains certain exceptions, which protect parties from liability under the Stark Act if the parties comply with the requirements of the exceptions. The sanctions under the Stark Act include denial and refund of payments, civil monetary penalties and exclusion from the Medicare and Medicaid programs.

The Northstar ASCs are not subject to the Stark Act because they do not furnish and bill separately for "designated health services". Under the Stark Act, "designated health services" include clinical laboratory services, physical therapy services; occupational therapy and speech-related language pathology services; radiology and other imaging services; radiation therapy; the provision of durable medical equipment and supplies; the provision of parenteral and enteral nutrients, the provision of equipment and supplies; the provision of prosthetics, orthotics and prosthetic devices and supplies; home health services; and outpatient prescription drugs; inpatient and outpatient hospital services. CMS has taken the position that ASC procedures performed in an independent ambulatory surgery centre are not designated health services. In addition, CMS has clarified that services that would otherwise constitute designated health services under the Stark Act, but that are paid by Medicare as part of a composite payment for a group of services as a separate benefit (for example, the ambulatory surgical centre rate), are not designated health services for purposes of the Stark Act prohibitions. No separate charge may be made for such designated health services that are performed as part of the ambulatory surgical procedure.

Corporate Practice of Medicine

Many states, including Texas, prohibit non-physicians from engaging in the practice of medicine. In certain states this prohibits a business corporation from employing a physician. Other states interpret the "practice of medicine" broadly to include decisions that impact the practice of medicine, even where the physician is not employed by the corporation and the corporation exercises no discretion with respect to the diagnosis or treatment of patients.

Management's standard practice is to avoid the exercise of any responsibility on behalf of the surgeons that use the Northstar ASCs that could be construed as affecting the practice of medicine. Accordingly, management believes that it will be in compliance with applicable state laws relating to the corporate practice of medicine. However, because such laws have been subjected to only limited judicial and regulatory interpretation, no assurance can be given that, if challenged, the Northstar ASCs will be adjudicated to be in compliance.

Other Regulations

ASCs are subject to many other rules regulating waste disposal, laboratory services and occupational safety and health, many of which are incorporated into the licensing and accreditation standards. Management believes that the operations of the Northstar ASCs have been in substantial compliance with the terms of these laws and that no liabilities exist that could reasonably be expected to have a material adverse effect on Northstar's business or financial condition.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before making an investment decision. The risks described below are not the only ones facing Northstar and holders of the Common Shares. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations or have an adverse effect on us.

Our business, results of operations, cash flows or prospects, financial condition, revenues or profitability could be materially adversely affected by any of these risks and uncertainties. The trading price of the Common Shares could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See "Forward Looking Statements".

Risks Related to our Business

We are subject to general business risks in the ASC industry

We will be subject to general business risks inherent in the ASC industry, including changing surgeon and patient preferences, the inability to collect a profitable level of fees, increases in labour costs and other operating costs, possible future changes in labour relations, competition from or the oversupply of other similar surgical facilities, changes in neighbourhood or location conditions and general economic conditions, health related risks, disease outbreaks and control risks, the imposition of increased taxes or new taxes, capital expenditure requirements, changes in interest rates, and changes in the availability and cost of long-term financing. Moreover, there is no assurance that the performance achieved to date at the Northstar ASCs and expected in the future will continue or be achieved. Any one of, or a combination of, these factors may adversely affect our business, results of operations and financial condition.

We depend on payments from third-party payors, including private insurers, managed care organizations and government healthcare programs

We are dependent on private and, to a lesser extent, governmental third-party sources of payment for the procedures performed in our ASCs. Our competitive position has been, and will continue to be, affected by reimbursement initiatives undertaken by third-party payors, including insurance companies, and, to a lesser extent, employers, and Medicare and Medicaid.

As an increasing percentage of patients become subject to healthcare coverage arrangements with managed care payors, our success may depend in part on our ability to negotiate favourable contracts on behalf of our facilities with managed care organizations, employer groups and other private third-party payors. There can be no assurances that we will be able to enter into these arrangements on satisfactory terms in the future. Also, to the extent that our ASCs have managed care contracts currently in place, there can be no assurance that such contracts will be renewed or the rates of reimbursement held at current levels.

Managed care plans often set their reimbursement rates based on Medicare and Medicaid rates and consequently, although only a small portion of our revenues are from Medicare and Medicaid, the rates established by these payors may influence our revenues from private payors.

As with most government reimbursement programs, the Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect our revenues and results of operations. CMS has recently introduced substantial changes to reimbursement and coverage with the phase-in beginning in January 2007. As a result, reimbursement levels are decreasing but coverage is being expanded. See "Government Regulation – Medicare and Medicaid Reimbursement".

Our operating margins may continue to be under pressure as a result of changes in payor mix and growth in operating expenses in excess of increases in payments by third-party payors. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients and residents is limited. This could have a material adverse effect on our business, operating results and financial condition.

We depend on our surgeons and other key personnel

Our success depends, in part, on our ability to attract and retain quality surgeons. There can be no assurance that we can continue to attract high quality surgeons, facility staff and technical staff to our ASCs. In addition, notwithstanding contractual commitments given by certain of our surgeons who are selling Physicians Limited Partners under the Partnership Interests Purchase Agreements to maintain certain specified volume levels, there can be no assurances that our current surgeons will continue to practice at our ASCs at their current levels, if at all. An inability to attract and retain surgeons may adversely affect our business, results of operations and financial condition.

The Physician Limited Partners have agreed not to compete with Northstar pursuant to the terms of the Partnership Interests Purchase Agreements and the partnership agreements of each Northstar Partnership. See "The Northstar Partnerships – The Partnership Agreements – Covenants Not to Compete", "Investment Agreement and Related Transactions – Partnership Interests Purchase Agreements – Covenant Not to Compete". These covenants, however, only restrict ownership in a competing ASC, and do not prevent a Physician Limited Partner from performing procedures (and receiving remuneration for the performance of such procedures) at competing ASCs.

Our success will also depend on the efforts and abilities of our management, as well as our ability to attract additional qualified personnel to manage operations and future growth. Although we have entered into employment agreements with certain of our key employees, we cannot be certain that any of these employees will not voluntarily terminate their employment. Also, at this time, we do not maintain any key employee life insurance policies on any management personnel or Physician Limited Partners, but may do so in the future. The loss of a member of management, other key employee, Physician Limited Partners or other surgeons who use our ASCs could have an adverse effect on our business, operating results and financial condition.

Our business is not diversified

Presently, our only business is the ownership and operation of the two Northstar ASCs and the management of the Managed Centres. Therefore, we are entirely dependent on the success of these ASCs for all of our revenues. Investors will not have the benefit of further diversification of operations or risk until such time, if ever, that we acquire or develop additional ASCs, manage additional ASCs, or undertake other related business opportunities.

In addition, the Northstar ASCs and the Managed Centres are located in Texas. As a result of this concentration, we are particularly susceptible to downturns in the local and regional economy, changes in local or state regulation, or to reductions in Texas' Medicaid and/or Medicare payments to healthcare providers.

We face significant competition from other healthcare providers

We will compete with other ASCs and hospitals for patients, physicians, nurses and technical staff. Some of our competitors have long-standing and well-established relationships with physicians and third-party payors in the community. Some of our competitors are also significantly larger than us, may have access to greater marketing, financial and other resources and may be better known in the general community. The competition among ASCs and hospitals for physicians and patients has intensified in recent years. Some hospitals have imposed restrictions on the credentials of their medical staff (called conflict of interest credentialing) where these physicians hold an ownership in a competing ASC. The Northstar ASCs will face competition from other ASCs and from hospitals that perform similar outpatient services, both inside and outside of the Northstar ASCs' primary service areas. Further, some traditional hospitals have recently begun forming joint ventures with surgeons whereby the hospital manages and the hospital and surgeons jointly own the ASC. Patients may travel to other facilities for a variety of reasons. These reasons include physician referrals or the need for services the Northstar ASCs do not offer. Patients and their physicians who seek services from these other facilities may subsequently shift their preferences to those facilities and away from the Northstar ASCs.

Some of these competing facilities offer a broader array of outpatient surgery services than those available at the Northstar ASCs. In addition, some of the Northstar ASCs' direct competitors are owned by non-profit or governmental entities, which may be supported by endowments and charitable contributions or by public or governmental support. These hospitals can make capital expenditures without paying sales tax, may hold the property without paying property taxes and may pay for the equipment out of earnings not burdened by income taxes. This competitive advantage may affect the Northstar ASCs' inability to compete effectively with these non-profit or governmental entities.

There are several large, publicly traded companies, divisions or subsidiaries of large publicly held companies, and several private companies that develop and acquire multi-specialty ASCs, and these companies may compete with us in the acquisition of additional ASCs. Further, many surgeon groups develop ASCs without a corporate partner, using consultants who typically perform these services for a fee and who may take a small equity interest in the ongoing operations of an ASC. We can give no assurances that we can compete effectively in these areas.

If we are unable to compete effectively to recruit new physicians, attract patients, enter into arrangements with managed care payors or acquire new ASCs, our ability to implement our growth strategies successfully could be impaired. This may have an adverse effect on our business, results of operations and financial condition.

Regulation

The Northstar ASCs are subject to numerous federal, state and local laws, rules and regulations. See "Government Regulation". Regulations that may have the most significant affect on our business are:

Licensure and Accreditation

Healthcare facilities, such as the Northstar ASCs, are subject to professional and private licensing, certification and accreditation requirements. See "Government Regulation – Licensing and Accreditation". These include, but are not limited to, requirements imposed by Medicare, Medicaid, state licensing authorities, voluntary accrediting organizations and third-party private payors. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Northstar ASCs that could be burdensome and expensive. We believe that the Northstar ASCs are currently in material compliance with all applicable licensing, certification and accreditation requirements. However, the applicable standards may change in the future. There can be no assurance that each of the Northstar ASCs will be able to maintain all necessary licenses or certifications in good standing or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations in good standing, or the expenditure of substantial funds to maintain them, could have an adverse effect on our business, results of operations and financial condition.

In addition, in order to perform medical and surgical procedures in Texas, physicians must be licensed by the Texas Medical Board. Professional nurses and technical staff must also be licensed under state law. There can be no assurance that any particular physician, nurse or technical staff member who has medical staff privileges at the Northstar ASCs will not have his or her licence suspended or revoked by the Texas Medical Board or be sanctioned by the Department of Health and Human Services ("DHHS"), Office of Inspector General ("OIG"), for violations of federal Medicare laws. If a licence is suspended or revoked, or if such physician, nurse or technical staff member is sanctioned by the OIG and excluded from the Medicare program, such physician, nurse or technical staff member may not be able to perform surgical procedures at the Northstar ASCs, which may have an adverse affect on our operations and business.

Anti-Kickback Statute

The Anti-Kickback Statute prohibits "knowingly or wilfully" paying money or providing remuneration of any sort in exchange for federally-funded referrals. While the DHHS has issued regulations containing "safe harbours" to the Anti-Kickback Statute, including those specifically applicable to ASCs, our operations and arrangements do not comply with all of the requirements. As we do not have the benefit of the safe harbours, we are not immune from government review or prosecution. However, we believe that the business operations of the Northstar ASCs are structured to substantially comply with applicable anti-kickback laws. To the extent safe harbour protection is not available, the agreements governing the structure and operations of the Northstar ASCs include provisions to mitigate against alleged kickbacks or other inducements. See "Government Regulation – Anti-Kickback Laws".

Violations of the Anti-Kickback Statute can result in both civil and criminal sanctions. In addition to repayment of monies to the government, a violator may face fines and possible exclusion from the Medicare program. Additionally, there can be no assurance that other anti-kickback laws or regulations will not be enacted in the future that could have a material adverse effect on the Northstar ASCs.

False Claims Legislation

Under the False Claims Act, individuals or entities that knowingly file false or fraudulent claims that are payable by the Medicare or Medicaid programs are subject to both criminal and civil liability. While the Northstar ASCs have a compliance program and policies to create a corporate culture of compliance with these laws, failure to comply could result in monetary penalties (up to three times the amount of damages), fines and/or imprisonment, which could have an adverse effect our business, results of operations and financial condition. See "Government Regulation – False Claims Legislation".

HIPAA

Our ASCs are subject to HIPAA, which mandates industry standards for the exchange of electronic health information. See "Government Regulation – Patient Records and Confidentiality of Protected Health Information (HIPAA)". While we believe that we have implemented systems to bring us into material compliance with HIPAA, we cannot ensure that the business associates to whom we provide information will comply with HIPAA standards. In addition, we cannot guarantee compliance or estimate the cost of compliance with standards of implementation that have not yet been finalised. If we, for whatever reasons, fail to comply with these standards, or any state statute that governs an individual's right to privacy that are not pre-empted by HIPAA, we could be subject to criminal penalties and civil sanctions, which could have an adverse effect on our business, financial condition and results of operations.

Antitrust

Federal and state antitrust laws restrict the ability of competitors, including physicians and other providers, to act in concert in restraint of trade, to fix prices for services, to allocate territories, to tie the purchase of one product to the purchase of another product, or to attempt to monopolize a market for services. See "Government Regulation – Antitrust".

Notwithstanding the Northstar Partnerships' efforts to aggressively and fully comply with all antitrust laws, a significant amount of ambiguity exists with respect to the application of these laws to healthcare activities. Thus, no assurance can be provided that an enforcement action or judicial proceeding will not be brought against the Northstar ASCs or that the ASCs will not be liable for substantial penalties, fines and legal expenses and the investors may sustain a partial or complete loss of value of their investment in the Northstar Partnerships.

Other Regulations

In addition to the regulatory initiatives described above, healthcare facilities, including the Northstar ASCs, are subject to a wide variety of federal, state, and local environmental and occupational health and safety laws and regulations that may affect their operations, facilities, and properties. Violations of these laws could subject us to civil penalties and fines for not investigating and remedying any contamination by hazardous substances, as well as other liability from third parties.

Typical healthcare facility operations include the handling, use, storage, transportation, disposal and discharge of hazardous, infectious, toxic, radioactive, flammable, and other hazardous materials, wastes, pollutants, or contaminants. Although we believe the Northstar ASCs are currently in material compliance with all applicable environmental laws and regulations, and expect such compliance will continue in the future, there can be no assurance that the Northstar ASCs will not violate the requirements of one or more of these laws or that we will not have to expend significant amounts to remediate or ensure compliance.

We may be unable to implement our organic growth strategy

Future growth will place increased demands on our management, operational and financial information systems and other resources. Further expansion of our operations will require substantial financial resources and management attention. To accommodate our anticipated future growth, and to compete effectively, we will need to continue to implement and improve our management, operational, financial and information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to implement and improve our management, operational, financial and information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth. We can give you no assurances that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that our financial resources and management attention on the expansion of our operations will not adversely affect our business, result of operations and financial condition.

We may be unable to implement our acquisition strategy

Our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisition transactions. We may encounter numerous business risks in acquiring additional ASCs, and may have difficulty operating and integrating these ASCs. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our investment. If we are not able to execute our acquisition strategy, our ability to increase revenues and earnings through external growth will be impaired.

In addition, we will need capital to acquire other centres, acquire, integrate, operate and expand the Northstar ASCs. We may finance future acquisition and development projects through debt or equity financings and may use Common Shares for all or a portion of the consideration to be paid in future acquisitions. To the extent that we undertake these financings or use Common Shares as consideration, our shareholders may experience future ownership dilution. To the extent debt is incurred, we may incur significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of business. In the event that our Common Shares do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our Common Shares as all or part of the consideration, we may be required to use more of our cash resources, if available, or to rely solely on additional financing arrangements to pursue our acquisition and development strategy. However, we may not have sufficient capital resources or be able to obtain financing on terms acceptable to us for our acquisition and development strategy, which would limit our growth. Without sufficient capital resources to implement this strategy, our future growth could be limited and operations impaired. There can be no assurance that additional financing will be available to fund this growth strategy or that, if available, the financing will be on terms that are acceptable to us.

We may incur unexpected, material liabilities as a result of acquiring ASCs

Although we have obtained indemnification from the sellers under the Partnership Interests Purchase Agreements covering unknown or contingent liabilities, and although we intend to conduct due diligence on any future acquisition, we may inadvertently invest in ASCs that have material liabilities, arising from, for example, the failure to comply with government regulations or other past activities. Although the Northstar ASCs will have the benefit of professional and general liability insurance, we do not currently maintain and are unlikely to acquire insurance specifically covering every unknown or contingent liability that may have occurred prior to our investment in the Northstar ASCs, particularly those involving prior civil or criminal misconduct (for which there is no insurance). Incurring such liabilities as a result of future acquisitions could have an adverse effect on our business, operations and financial condition.

As a healthcare provider, we are subject to professional liability claims both directly and vicariously through the malpractice of members of our medical staff

As a healthcare facility, each Northstar ASC has direct responsibility and legal liability for the standard of care provided in its facility by its staff. The Northstar ASCs have legal responsibility for the physical environment and appropriate operation of equipment used during surgical procedures. In addition, each Northstar ASC has vicarious liability for the negligence of its credentialed medical staff under circumstances where it either knew or should have known of a problem leading to a patient injury. The physicians credentialed by the Northstar ASCs will be involved in the delivery of healthcare services to the public and will be exposed to the risk of professional liability claims. Although the Northstar ASCs will neither control the practice of medicine by physicians nor have responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and their services, as a result of the relationship between each Northstar ASC and the physicians providing services to patients in the Northstar ASCs, Northstar's other subsidiaries or even Northstar may become subject to medical malpractice claims under various legal theories. Claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of available insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Northstar ASCs will maintain and will require the physicians on the medical staff of the Northstar ASCs to maintain liability insurance in amounts and coverages believed to be adequate, presently $200,000 per claim to an aggregate of $600,000 per year.

In 2003, Texas passed legislation that reformed its laws related to professional liability claims by setting caps on non-economic damages in the amount of $250,000 per claimant to a per claim aggregate of $750,000 for physicians and other providers, including ASCs. Punitive damages are excluded from this cap. This tort reform legislation has resulted in a reduction in the cost of malpractice insurance because of the reduction in malpractice claims. However, there can be no assurances that this trend will continue into the future.

Most malpractice liability insurance policies do not extend coverage for punitive damages. While extremely rare in the medical area, punitive damages are those damages assessed by a jury with the intent to "punish" a tortfeasor rather than pay for a material loss resulting from the alleged injury. We cannot assure you that we will not incur liability for punitive damage awards even where adequate insurance limits are maintained. We also believe that there has been, and will continue to be, an increase in governmental investigations of physician-owned facilities, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Investigation activity by private third-party payors has also increased with, in some cases, intervention by the states' attorneys general. Also possible are potential non-covered claims, or "*qui tam*" or "whistle blower" suits. Although exposure to qui tam lawsuits is minimal since Medicare and Medicaid comprises less than 1% of our revenue and an even smaller percentage of our profit, many plaintiffs' lawyers' have refocused their practices on "whistle blower" lawsuits given the reduction in awards from medical malpractice claims. These whistle blower lawsuits are based on alleged violations of government law related to billing practice and kickbacks. Under federal Medicare law, these whistle blowers are entitled to receive a percentage of recoveries made if the federal government takes on the case. However, a whistle blower may pursue direct action against the healthcare entity under the applicable statutes and seek recoveries without federal government intervention. Many malpractice carriers will not insure for violations of the law although they may cover the cost of defense. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition. In this regard, Northstar notes that the billing practices of one of its facilities were investigated in 2006 based upon a complaint with the CMS finding no basis to take any action, and with the complaint being dismissed.

The Northstar ASCs may, in the ordinary course of their business, be subject to litigation claims. In particular, the Northstar ASCs can be subject to claims, among others, relating to actions of medical personnel performing services at the Northstar ASCs. Historically, the Northstar ASCs have been able to obtain what we believe is adequate insurance to cover these risks. However, the cost of this insurance may increase and there can be no assurance that we will be able to obtain adequate insurance against medical liability claims in the future on economically reasonable terms, or at all. In addition, claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of any applicable insurance coverage. If the insurance that we have in place from time to time is not sufficient to cover claims that are made, the resulting shortfall could have a material adverse affect on our business and operations.

The Northstar ASCs' insurance coverages might not cover all claims against them or be available at a reasonable cost, if at all. If the Northstar ASCs are unable to maintain insurance coverage, if judgments are obtained in excess of the coverage the Northstar ASCs maintain, or if the Northstar ASCs are required to pay uninsured punitive damages or pay fines under "*qui tam*" lawsuits, the Northstar ASCs would be exposed to substantial additional liabilities. Northstar cannot assure that each Northstar ASC will be able to maintain insurance coverage at a reasonable premium, or at all, that coverage will be adequate to satisfy adverse determinations against the Northstar ASCs, or that the number of claims will not increase.

We rely on technology

The medical technology used in our ASCs is ever changing and represents a significant cost of doing business. There can be no assurance that the equipment purchased or leased by our ASCs will not be enhanced or rendered obsolete by advances in medical technology, or that our ASCs will be able to finance or lease additional equipment necessary to remain competitive should its medical staff physicians request such modern equipment or its existing equipment become obsolete. This could have an adverse effect on our business, operations and financial condition.

We will be subject to rising costs

The costs of providing our services have been rising and are expected to continue to rise at a rate higher than that anticipated for consumer goods as a whole. Our business, operating results or financial condition could be adversely affected if we are unable to implement annual private pay increases due to market conditions, otherwise increase our revenues or, to a lesser extent, if reimbursement rates from Medicaid and Medicare sources are not adjusted to cover increases in labour and other costs.

We depend on referrals

Our success, in large part, is dependent upon referrals to our surgeons from other physicians, systems, health plans and others in the communities in which we operate, and upon our medical staff's ability to maintain good relations with these referral sources. Surgeons who use our ASCs and those who refer patients are not our employees and, in many cases, most physicians have admitting privileges at other hospitals and (subject to any non-competition arrangements that may have been entered into in connection with the Partnership Agreements) may refer patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with our surgeons and their referral sources, the number of procedures performed at our ASCs may decrease and cause revenues to decline. This could adversely affect our business, results of operations and financial condition.

We may be subject to changes in current law or the enactment of future legislation

In recent years, a variety of legislative and regulatory initiatives have occurred on both the federal and state levels concerning physician ownership of healthcare entities to which physicians refer patients, third-party payment programs and other regulatory matters concerning ASCs. It is not possible to predict what federal or state initiatives, if any, may be adopted in the future or how such changes might affect us. If a federal or state agency asserts a different position or enacts new legislation regarding ASCs, we may experience a significant reduction in our revenues, be excluded from participation in third-party payor programs, or be subject to future civil and criminal penalties.

We may face a shortage of nurses

The United States is currently experiencing a shortage of nursing staff. The failure of the Northstar ASCs to hire and retain qualified nurses could have a material adverse effect on our business operations and financial condition.

Risks Related to the Structure of the Issuer and this Offering

Our ability to pay dividends is dependent on Northstar Acquisitions, which ultimately is dependent upon the Northstar ASCs for all cash available for dividends

We are a holding company with no assets of our own and are wholly dependent on the operations and assets of the Northstar Partnerships through our indirect ownership of interests in Northstar Acquisitions. The payment of cash dividends to holders of Common Shares will be dependent on the ability of Northstar Acquisitions to make distributions directly and indirectly to us, which in turn is dependent on the ability of the Northstar Partnerships to make distributions indirectly to Northstar Acquisitions. The actual amount of cash available to be paid out in the form of dividends to holders of Common Shares will depend upon numerous factors relating to the each of the Northstar ASCs, including profitability, changes in revenues, fluctuations in working capital, the sustainability of EBITDA margins, capital expenditure levels, applicable laws and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Northstar Partnerships indirectly to Northstar Acquisitions will reduce the amount of cash available for us to pay dividends to holders of Common Shares. As a result, our cash dividends are not guaranteed and will fluctuate with the performance of the Northstar ASCs.

We will not have control of the day-to-day medical affairs and certain other affairs of the Northstar ASCs

Northstar Subco will have a 55% indirect ownership interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect ownership interest in the Kirby Partnership. We will exercise our control of each Northstar ASC through our contractual rights (see "The Northstar Partnerships – Partnership Agreements"). Although we will indirectly manage the day to-day-business affairs of each Northstar ASC under a management agreement, we will only have the right to attend and observe at meetings of each Northstar ASC's Medical Board. As such, we will not have the ability to direct day-to-day medical affairs of the Northstar ASCs, but rather only its business and commercial affairs, all as set forth in the Partnership Agreements. In addition, certain actions by the Northstar Partnerships are subject to a veto by a written vote of a majority in interest of the Physician Limited Partners, including the approval of the annual budget and annual plan (subject to the right of Northstar GPco to continue to operate the Northstar ASCs in a manner that preserves its business and goodwill, business relationships and physical plant). See "The Northstar Partnerships – Partnership Agreements – Majority Physician Vote".

Distribution of all available cash may restrict potential growth of us and the Northstar ASCs

The payout by the Northstar Partnerships of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the future growth of each Northstar ASC and its cash flow. In addition, we may be precluded from pursuing otherwise attractive acquisitions because they may not be accretive to us on a short-term basis.

Payment of dividends is not guaranteed

Notwithstanding the fact that the board of managers or directors of each of Northstar Acquisitions and the Issuer are at this time intended to be the same, the Issuer or Northstar may alter, in their respective discretion, the existing dividend policy to the owners of the Common Shares. Future distributions and dividends from these companies, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of managers or directors of each of Northstar Acquisitions and the Issuer may deem relevant. The management of these entities may decrease the level of distributions provided for in their existing distribution policies or entirely discontinue distributions.

Exchange rate fluctuations may impact the amount of cash available to be paid out as dividends

Our dividends to holders of Common Shares will be denominated in Canadian dollars; however, all of the revenues and expenses of the Northstar ASCs and Northstar Acquisitions, together with distributions received by us from Northstar Holdco and Northstar Acquisitions and by Northstar Acquisitions from the Northstar Partnerships will be denominated in U.S. dollars. As a result, we will be exposed to currency exchange rate risks. Although we intend to directly or indirectly enter into hedging arrangements to mitigate this exchange rate risk, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions do not fully protect against this risk, a change in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on our ability to maintain a consistent level of dividends in Canadian dollars. In addition, gains realized by us under such hedging arrangements may give rise to taxable income for Canadian tax purposes. Any tax liability arising from such hedging arrangements could have a material adverse effect on our ability to maintain a consistent level of dividends.

Substantial indebtedness could negatively impact our business

Although neither the Issuer nor its subsidiaries are expected to have any outstanding debt or financing or operating leases (other than leases on their real estate facilities) immediately following completion of this Offering, in the future we may incur debt (including under the Revolver) or leases which are the equivalent of debt. Such leverage on a consolidated basis could have important consequence to the holders of Common Shares, including:

- the future ability of the Issuer, Northstar Acquisitions and the Northstar ASCs to obtain additional and further financing for working capital, capital expenditures or other purposes may be limited;
- the ability of the Issuer or the Northstar ASCs to refinance indebtedness on terms acceptable to the Issuer or at all;
- the likely dedication of a significant portion of our cash flow from operations (on a consolidated basis) to the payment of the principal of and interest on the Issuer's or any of its subsidiaries' indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Issuer's Common Shares; and
- the potential vulnerability of the Northstar ASCs to economic downturns and ability to withstand competitive pressures.

In addition, the financial covenants under the Repurchase Agreement may limit our ability to incur indebtedness.

Future issuances of common shares could result in dilution

Our articles of incorporation authorize the issuance of an unlimited number of Common Shares on terms that the board of directors, without approval of any shareholders, establishes. We may issue additional Common Shares in the future in connection with a future financing or acquisition. The issuance of additional Common Shares may dilute an investor's investment in us.

Limitations on enforcement of certain civil judgments by Canadian investors

Northstar Acquisitions, Northstar Subco, Northstar Holdco and Ventures are organized under the laws of the State of Delaware and each Northstar Partnership is formed under the laws of the State of Texas. All of the assets of the Northstar ASCs are located outside of Canada and certain of the directors and officers, as well as certain of the experts named in this prospectus, are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures or any of the Northstar Partnerships or their respective directors, officers and experts who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws. Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures and each Northstar Partnership have been advised by counsel in the United States that there is some doubt as to the enforceability in the United States by a court in original actions, or in actions to enforce judgements of Canadian courts, of civil liabilities predicated upon such applicable Canadian provincial securities laws. In addition, each Northstar Partnership will agree to indemnify us for breaches of representations and warranties given by them under the Partnership Interests Purchase Agreement. However, the indemnification obligations are limited as described under "Partnership Interests Purchase Agreement" and accordingly we may not be able to recover the full amount of any losses or damages suffered by it as a result of such breach to the detriment of the Issuer and ultimately holders of Common Shares of the Issuer. Finally, there can be no assurance that the Northstar Partnerships will have sufficient assets to satisfy any indemnification liability.

We are subject to Canadian tax laws

The income of the Issuer and its related entities must be computed in accordance with Canadian and foreign tax laws, as applicable, and the Issuer is subject to Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof or the administrative and assessing practices and policies of the Canada Revenue Agency and the Department of Finance (Canada) will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Issuer, reducing the amount available to pay dividends to the holders of the Common Shares.

There can be no assurance that the taxation authorities will not seek to challenge certain tax positions taken by the Issuer and its related entities. In particular, the Issuer will be required to include in calculating its income all dividends paid to it on the Acquisitions Class A Units and the common shares of Northstar Holdco held by the Issuer. The Issuer should also be entitled to a deduction equal to the amount of such dividends derived by Northstar Subco or Northstar Holdco from the ongoing operations of the Northstar Partnerships. The net result of this income inclusion and corresponding deduction is that the Issuer should not be taxable on such dividends received from Northstar Subco and Northstar Holdco. If this deduction were denied, however, the Issuer would be subject to Canadian corporate income tax on these dividends, which could have a material adverse effect on the amount of cash available for the Issuer to distribute to its shareholders. The Issuer has received an opinion from Goodmans LLP, and the Underwriters have received an opinion from Bordon Ladner Gervais LLP, determining that such dividends received from Northstar Subco and Northstar Holdco should be deductible to the Issuer.

Because the Acquisitions Class A Units are denominated in U.S. dollars, the Canadian tax liability (if any) arising on a disposition of such units by the Issuer (pursuant to the Repurchase Agreement or otherwise) will be affected by the fluctuations in the currency exchange rate for Canadian and U.S. dollars. Any Canadian tax liability arising on a disposition of the Acquisitions Class A Units could have a material adverse effect on the amount of cash available for distribution by the Issuer to its shareholders at that time.

We are subject to U.S. tax laws

U.S. Tax Risks

There can be no assurance that United States federal income tax laws and Internal Revenue Service and Department of the Treasury administrative and legislative policies respecting the United States federal income tax consequences described herein will not be changed in a manner that adversely affects the holders of the Common Shares. In particular, any such change could increase the amount of tax payable by Northstar Holdco, reducing the amount of distributions which the Issuer would otherwise receive and thereby reducing the amount available to pay dividends to the holders of the Common Shares.

The Issuer has received an opinion from Kaye Scholer LLP, and the Underwriters have received an opinion from Shearman & Sterling LLP, determining that, for United States federal income tax purposes, (i) the transactions herein whereby the Acquisitions Class A Units are sold pursuant to the Repurchase Agreement, when considered together with the terms of the Guaranty, should be treated as a financing transaction (the "Financing Transaction") with Northstar Holdco as the borrower and the Issuer as the lender, and (ii) the dividend payments made on the Acquisitions Class A Units should be treated as an interest expense of Northstar Holdco.

There is a risk that the Financing Transaction could be treated for United States federal income tax purposes as equity rather than debt, in which case the otherwise deductible deemed interest paid in the form of dividends on the Acquisitions Class A Units, would be treated, in effect, as non-deductible distributions. In addition, even if the Financing Transaction is characterized as debt, there is a risk that the interest rate may be found to be in excess of an arm's length rate. In such event, the excess amount of interest over an arm's length amount would be recharacterized as non-deductible distributions. Northstar Holdco's inability to deduct all or a portion of the deemed interest paid in the form of dividends on the Acquisitions Class A Units could materially increase its taxable income and thus, its United States federal income tax liabilities. This would reduce Northstar Holdco's after-tax income available for distribution. No Internal Revenue Service ruling has been requested as to whether the Financing Transaction should be treated for United States federal income tax purposes as debt.

In general, Code section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from United States tax in years that: (i) the debt-to-equity ratio of the United States corporate taxpayer exceeds 1.5 to 1 (based on the tax basis of assets), and (ii) the corporation's net interest expense (*i.e.*, the excess of interest expense over interest income) exceeds 50% of "adjusted taxable income". Adjusted taxable income is generally defined as the corporation's taxable income before net interest expense, depreciation, and amortization. For purposes of Code section 163(j), a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value.

The above rules under Code section 163(j) may limit Northstar Holdco's ability to deduct the deemed interest paid in the form of dividends on the Acquisitions Class A Units. In addition, there can be no assurance that future changes to United States federal income tax provisions will not otherwise restrict or eliminate the ability of Northstar Holdco to claim a deduction for United States federal income tax purposes for deemed interest paid in the form of dividends on the Acquisitions Class A Units. An additional restriction on or elimination of the ability of Northstar Holdco to claim deductions for deemed interest payments made in the form of dividends on the Acquisitions Class A Units could increase Northstar Holdco's United States federal income tax liability, which would reduce the amount of the distributions which the Issuer would otherwise receive and thereby have an adverse effect on the amount available to pay dividends to the holders of the Common Shares.

Northstar Holdco will be entitled to deduct amounts on account of the amortization of goodwill arising from its indirect investment in the Northstar Partnerships. This goodwill will be amortized for U.S. federal income tax purposes over a 15 year period. Once this 15 year period has expired, Northstar Holdco will no longer be entitled to these deductions. Accordingly, at that time, Northstar Holdco's U.S. federal income tax liability could increase as compared to previous years. Any such increased U.S. federal income tax liability could reduce the amount of distributions which the Issuer would otherwise receive, thereby reducing the cash available for distribution to holders of the Common Shares.

Refinancing Risk

Northstar Holdco is obligated to repurchase the Acquisitions Class A Units from the Issuer on the twelfth anniversary of Closing pursuant to the Repurchase Agreement. Once Northstar Holdco has repurchased the Acquisitions Class A Units, the dividends paid on the Acquisitions Class A Units will no longer be considered an interest expense for United States federal income tax purposes. While Northstar Holdco may seek to finance the repurchase obligation in a way that creates additional interest expense, there can be no assurance that such outcome will be effected. Moreover, any such refinancing would be on terms determined with reference to Northstar Holdco's financial circumstances and the prevailing market conditions at that time. Any such refinancing could result in interest expense at rates and in amounts that differ materially from those deducted in accordance with the Repurchase Agreement.

Accordingly, once Northstar Holdco repurchases the Acquisition Class A Units pursuant to the Repurchase Agreement, the amount of interest deductions that Northstar Holdco may be entitled to claim may be materially less than in previous years, and US Holdco may be required to pay a greater amount of United States federal income tax. Any such increased United States federal income tax liability arising on the repurchase of the Acquisitions Class A Units could reduce the amount of distributions which the Issuer would otherwise receive, thereby reducing the cash available to pay dividends to holders of the Common Shares.

The non-solicitation and non-competition agreements of the Physician Limited Partners, Ventures and others may not be enforceable

Northstar and its subsidiaries are the beneficiaries of a number of different non-competition provisions. Pursuant to the Partnership Agreements, the Physician Limited Partners of the Northstar ASCs will enter into non-solicitation and non-competition agreements in favour of the Issuer and Northstar Acquisitions. In addition, pursuant to the Partnership Interests Purchase Agreements, the sellers under such agreements will enter into similar arrangements.

Under the Investment Agreement, Ventures will agree not to compete with the Issuer or its subsidiaries in the ASC business in the State of Texas for a period of five years. Donald L. Kramer, M.D. will agree under his employment agreement not to compete with Northstar during the term of his employment and for a period ending on the later of the fifth anniversary of the Closing Date and six months following the termination of Dr. Kramer's employment.

A court could determine that such provisions are unenforceable. If these covenants are not enforceable, any of the foregoing could own and operate competitive surgical facilities in the markets where the Northstar ASCs are located, which may materially adversely affect the operations and business of the Northstar ASCs. See "The Northstar Partnerships – The Partnership Agreements – Covenants Not to Compete", "Investment Agreement and Related Transactions – Partnership Interests Purchase Agreements – Covenant Not to Compete" and "Executive Compensation – Employment and Non-Competition Arrangements".

Conflicts of interest

Conflicts may exist due to the fact that Donald. L. Kramer, M.D., a director and Chief Executive Officer of the Issuer, will hold approximately 18% of the limited partnership interest in the Palladium Partnership and is a seller under the Partnership Interests Purchase Agreement relating to the Palladium Partnership. In addition, certain other members of management will collectively hold approximately 2% of the limited partnership interest in the Palladium Partnership. Although these transactions were negotiated substantially upon arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms.

In addition, conflicts exist with respect to the Managed Centres due to the fact that Dr. Kramer owns a 50% interest in River Oaks Pain Management and he and certain members of management own 100% of The Palladium for Surgery - Dallas. Northstar Acquisitions will be paid a management fee by the Managed Centres equal to 10% of their net collected revenue and will have a right of first refusal to acquire The Palladium for Surgery - Dallas.

Enforcement of rights against Ventures

Pursuant to the Investment Agreement and the Underwriting Agreement, Ventures will agree to indemnify the Issuer and the Underwriters in respect of breaches of representations and warranties of Ventures contained in those agreements. The Investment Agreement and the Underwriting Agreement will contain a representation and warranty and a related indemnity from Ventures that this prospectus constitutes full, true and plain disclosure of all material facts relating to the Issuer and the Common Shares and does not contain any misrepresentation (as that term is defined in the *Securities Act* (Ontario)). Ventures will indemnify each of the Issuer and the Underwriters for breaches of its representations and warranties with respect to the prospectus.

The aggregate liability of Ventures under the prospectus representation and the related indemnity will be subject to a $500,000 deductible and will be capped at the sum of (i) the net cash proceeds received by Ventures at Closing, plus (ii) Acquisitions Class B Units and Subco Class B Units held by Ventures from time to time. The primary assets the Issuer will be able to claim against are the Acquisitions Class B Units and Subco Class B Units held by Ventures. The value of the Acquisitions Class B Units and Subco Class B Units will increase and decrease with the value of the Common Shares. Accordingly, there can be no assurance of full recovery by the Issuer from Ventures for breaches of Ventures' representations or warranties.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Issuer has agreed to sell 12,087,698 Common Shares, and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, subject to the terms and conditions stated therein, all but not less than all of the Common Shares offered hereby at a price of Cdn $12.25 per Common Share for an aggregate price of Cdn $148,074,300 payable in cash against delivery of certificates representing such Common Shares. In consideration for their services in connection with this Offering, the Issuer has agreed to pay the Underwriters an aggregate fee of Cdn $8,514,272, or Cdn $0.704 per Common Share. The Offering Price of the Common Shares has been determined by negotiation between the Issuer and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated if certain specified events occur. The Underwriters are, however, severally obligated to take up and pay for all Common Shares offered by this prospectus if any of the Common Shares are purchased under the Underwriting Agreement.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Issuer has granted to the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part for a period of 30 days from Closing, to purchase up to 1,813,154 additional Common Shares on the same terms as set forth above solely to cover over-allotments, if any, and for market stabilization purposes.

Each of the Issuer and Ventures has agreed to indemnify the Underwriters and their respective affiliates and their respective directors, officers and employees against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or will contribute to payments the Underwriters may be required to make in respect thereof.

The TSX has conditionally approved the listing of the Common Shares under the symbol "NHC". Listing is subject to the Issuer fulfilling all of the requirements of the TSX on or before July 31, 2007, including distribution of the Common Shares to a minimum number of public shareholders.

Pursuant to policy statements of the relevant securities commissions, the Underwriters may not, throughout the period of distribution under the prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made on behalf of a client where the client's order was not solicited during the period of distribution. In connection with this Offering, the Underwriters may, subject to the foregoing and applicable law, over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Prior to the Offering, there has been no public market for the Common Shares.

Prospective investors in the Common Shares must familiarise themselves and comply with all applicable laws and regulations relating to the offer, sale and transfer of the Common Shares.

The Underwriters propose to offer the Common Shares initially at the public offering price on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this prospectus at the price specified in the prospectus, the offering price may be decreased, and further changed from time to time, to an amount not greater than the initial offering price, and compensation realized by the Underwriters will decrease by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Issuer.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exceptions, may not be offered or sold or otherwise disposed of within the United States. The Underwriters have agreed that they will not offer or sell the Common Shares within the United States except to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act). In addition, until 40 days after Closing, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration provisions of the U.S. Securities Act unless made in compliance with Rule 144A or another exemption under the U.S. Securities Act.

In addition, Ventures has agreed that during the period commencing on the date hereof and ending two years after the Closing Date, it will not, directly or indirectly, issue, sell, offer, assign, transfer, pledge, grant a security interest in, contract to sell, grant an option or warrant to purchase, make any short sale or otherwise enter into any arrangement (including a monetization arrangement or hedging or similar transaction) which has the effect of transferring any or all of the economic benefits of ownership of any of their Subco Class B Units or Acquisitions Class B Units or announce publicly their intention to do so, without having obtained the prior written consent of BMO Nesbitt Burns Inc. (on behalf of the Underwriters), such consent not to be unreasonably withheld.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to the Issuer, and Borden Ladner Gervais LLP, counsel to the Underwriters, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax consequences generally applicable to a holder of Common Shares acquired pursuant to this Offering (a "holder") who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, deals at arm's length with, and is not affiliated with, the Issuer and holds the Common Shares as capital property. The Common Shares generally will be considered to be capital property to a holder provided that the holder does not hold such Common Shares in the course of carrying on a business of buying or selling securities, and has not acquired such

Common Shares in one or more transactions considered to be an adventure in the nature of trade. Certain Canadian holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Common Shares as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

This summary is not applicable to a holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution" or to a holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act in force on the date of this prospectus and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. It also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") prior to the date of this Prospectus, and assumes that all such Tax Proposals will be enacted. There can be no assurance that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative decision, action or interpretation, or in administrative policies or assessing practices of the Canada Revenue Agency, nor does it address or take into account any provincial, territorial or foreign tax legislation or considerations which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. Moreover, the income or other tax consequences of acquiring, holding or disposing of Common Shares will vary depending on the holder's particular circumstances, including the province or provinces in which the holder resides or carries on business. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser of Common Shares. Investors should consult their own tax advisors for advice as to the tax consequences of an investment in Common Shares having regard to their particular circumstances.

Taxation of Dividends on Common Shares

Dividends received or deemed to be received by a holder on the Common Shares will be included in a holder's income for purposes of the Tax Act. Such dividends received or deemed to be received by a holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. The Issuer intends to designate all dividends that it pays as "eligible dividends" that are entitled to the enhanced dividend credit.

A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) generally will be liable under Part IV of the Tax Act to pay a refundable tax of 33 ⅓% of the dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the holder's taxable income.

Disposition of Common Shares

A disposition, or a deemed disposition, of a Common Share by a holder generally will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Share. Generally, one half of any capital gain (a "taxable capital gain") realized by a holder in a taxation year will be included in the holder's income for that year and one half of any capital loss (an "allowable capital loss") realized by a holder in a taxation year may be deducted from taxable capital gains realized by the holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act.

The amount of any capital loss realized by a holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly through a partnership or a trust.

A holder that is a "Canadian-controlled private corporation" (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Generally, dividends received or deemed to be received on the Common Shares and capital gains realized on a disposition or deemed disposition of Common Shares may increase a holder's liability for alternative minimum tax. Holders should consult their own advisors with respect to alternative minimum tax.

LEGAL PROCEEDINGS

The Issuer and its subsidiaries may be subject to certain claims and lawsuits from time to time in the course of carrying on business. Management is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Northstar or its subsidiaries, Northstar Acquisitions or its subsidiaries or any of the Northstar ASCs.

LEGAL MATTERS

Certain legal matters related to the Common Shares being offered hereby are being passed upon on behalf of the Issuer by Goodmans LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP. Certain legal matters related to U.S. federal income tax matters are being passed upon on behalf of the Issuer by Kaye Scholer LLP and on behalf of the Underwriters by Shearman & Sterling LLP.

As of the date hereof, the partners and associates of Goodmans LLP, Borden Ladner Gervais LLP, Kaye Scholer LLP and Shearman & Sterling LLP did not beneficially own, directly or indirectly, any of the outstanding securities of the Issuer, Northstar Acquisitions or the Northstar Partnerships.

PRIOR SALES AND PRINCIPAL SHAREHOLDERS

On March 16, 2007 the Issuer issued one Common Share to Stewart Feldman for Cdn $10.00. Such Common Share is currently held by Donald L. Kramer, M.D., will be transferred to Cecil Fleming immediately prior to Closing and will be purchased for cancellation by the Issuer on Closing at its issue price.

To the knowledge of the Issuer, no person or company will, as at Closing, own beneficially, directly or indirectly, more than 10% of the Common Shares. Following completion of the Offering, Ventures will hold all of the Acquisitions Class B Units and the Subco Class B Units.

PROMOTER

Ventures is considered to be a promoter of the Issuer by reason of its initiative in organizing the business and affairs of the Issuer.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Following completion of the Offering, Ventures will own all of the Acquisitions Class B Units and Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships". Currently, Donald L. Kramer, M.D., a director and Chief Executive Officer of the Issuer, and Stewart Feldman (and related parties) are the sole beneficial owners of Ventures. Concurrently with Closing, Dr. Kramer is expected to purchase all of Mr. Feldman's and his related parties' interests in Ventures and will become the sole limited partner of Ventures.

Donald L. Kramer, M.D. is a vendor under the Partnership Interests Purchase Agreement relating to the Palladium Partnership and, following Closing, will hold approximately 18% of the limited partnership interest in the Palladium Partnership. Dr. Kramer also owns a 50% interest in The Palladium for Surgery – Dallas Ltd. and a 50% interest in River Oaks Pain Management, the Managed Centres that will be managed by Northstar Acquisitions following Closing.

Other members of management are vendors under the Partnership Interests Purchase Agreement relating to the Palladium Partnership, and, following Closing, will collectively hold approximately 2% of the limited partnership interest in the Palladium Partnership and a 50% interest in The Palladium for Surgery – Dallas Ltd.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Issuer are BDO Dunwoody LLP at its principal offices located in Toronto, Canada. The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices located in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts, which the Issuer has entered into in the past two years, or will be entering into prior to the closing of this Offering, other than in the ordinary course of business, are as follows:

(i) the Underwriting Agreement referred to under "Plan of Distribution";

(ii) the Investment Agreement referred to under "Investment Agreement and Related Transactions";

(iii) the Repurchase Agreement referred to under "Northstar Acquisitions – Share Capital";

(iv) the operating agreement in respect of Northstar Acquisitions referred to under "Northstar Acquisitions";

(v) the operating agreement in respect of Northstar Subco referred to under "Northstar Subco";

(vi) the Management and Cost Sharing Agreements in respect of each Northstar Partnership referred to under "Northstar Partnerships – Management and Cost Sharing Agreements";

(vii) the Partnership Agreements for each Northstar Partnership referred to under "The Northstar Partnerships – Partnership Agreements";

(viii) the Partnership Interests Purchase Agreements for each Northstar Partnership referred to under "Investment Agreement and Related Transactions"; and

(ix) the Revolver referred to under "Indebtedness of Northstar".

Copies of the foregoing may be inspected at the head office of the Issuer during normal business hours during the period of distribution of the Common Shares offered hereunder and for a period of 30 days thereafter.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. Purchasers should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this prospectus, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and *vice versa* and words importing any gender include all genders:

"**Acquisitions Class A Units**" means the class A special units of membership interests in Northstar Acquisitions.

"**Acquisitions Class B Units**" means the class B special units of membership interests in Northstar Acquisitions.

"**Acquisitions Common Units**" means the common units of membership interests in Northstar Acquisitions.

"**Acquisitions Preferred Units**" means the preferred units of membership interests in Northstar Acquisitions.

"**Articles**" means the articles of incorporation of the Issuer, as amended.

"**ASC**" means a facility licensed by the State of Texas Department of State Health Services or the health agency of another state of the United States as an ambulatory surgery centre that performs surgeries not hospitalization for more than 24 hours.

"**BCBCA**" means the *Business Corporations Act* (British Columbia).

"**Board of Directors**" means the board of directors of the Issuer.

"**Canadian GAAP**" means accounting principles generally accepted in Canada.

"**capacity**" means, when used in reference to an ASC, refers to the amount of time an operating suite is being occupied or used, divided by the amount of time that, in management's judgment, an operating suite could be occupied or used, generally being eight hours per day, five days per week.

"**CDS**" means The Canadian Depository for Securities Limited.

"**CDS Participants**" means participants in the CDS depository service.

"**Closing**" means the closing of this Offering.

"**Closing Date**" means the closing date of this Offering being on or about May 17, 2007, or such later date as may be agreed upon but not later than June 20, 2007.

"**CMS**" means Center for Medicare & Medicaid Services.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Common Shares**" means the common shares of the Issuer.

"**DHHS**" means The Department of Health and Human Services.

"**ENT**" means ear, nose and throat specific surgery.

"**GAAP**" means accounting principles generally accepted in the United States.

"**Guaranty**" has the meaning ascribed thereto under "Northstar Acquisitions – Share Capital".

"**Investment Agreement**" means the Investment Agreement among the Issuer, Northstar Holdco, Northstar Acquisitions, Northstar Subco, Ventures, Northstar LPco and Northstar GPco.

"**Issuer**" means Northstar Healthcare Inc., a corporation incorporated under the laws of the Province of British Columbia.

"**Kirby ASC**" means the Kirby Surgery Center, the Northstar ASC owned by the Kirby Partnership.

"**Kirby Partnership**" means Medical Ambulatory Surgical Suites, L.P. (which will be converted from Medical Ambulatory Surgical Suites, L.L.P. on Closing).

"**Managed Centres**" means those ASCs and other healthcare centres that will be managed by Northstar Acquisitions, and includes The Palladium for Surgery – Dallas and River Oaks Pain Management.

"**Management and Cost Sharing Agreement**" has the meaning ascribed thereto under "The Northstar Partnerships – Management and Cost Sharing Agreements".

"**Medical Board**" means, with respect to each Northstar Partnership, the medical boards of Physician Limited Partners that will maintain certain rights with respect to the medical operations of each Northstar Partnership.

"**net collected revenues**" means actual payments received from third-party payors and patients, less refunds.

"**net patient service revenues**" means gross revenues received from patients less provisions for contractual adjustments with third-party payors, such as Medicare, Medicaid or private payors with managed care plans.

"**Northstar**" means Northstar Healthcare Inc., a corporation incorporated under the laws of the Province of British Columbia.

"**Northstar Acquisitions**" means Northstar Healthcare Acquisitions, L.L.C., a Delaware limited liability company that is wholly-owned by Northstar Holdco and Ventures.

"**Northstar ASCs**" means the ASCs operated by the Northstar Partnerships.

"**Northstar GPco**" means Northstar Healthcare General Partner, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Northstar Subco serving as the general partner of each Northstar Partnership.

"**Northstar Holdco**" means Northstar Healthcare Holdings, Inc., a corporation incorporated under the laws of the State of Delaware.

"**Northstar LPco**" means Northstar Healthcare Limited Partner, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Northstar Subco serving as a limited partner of each Northstar Partnership.

"**Northstar Partnership Agreement**" means, in respect of each Northstar Partnership, the partnership agreement to be entered into among the Northstar GPco, Northstar LPco and the Physician Limited Partners of each Northstar Partnership.

"**Northstar Partnerships**" means the Palladium Partnership and the Kirby Partnership.

"**Northstar Subco**" means Northstar Healthcare Subco, L.L.C., a Delaware limited liability company that is wholly-owned by Northstar Acquisitions and Ventures.

"**Offering**" means the offering of Common Shares qualified under this prospectus.

"**Offering Price**" means the price per Common Share sold pursuant to this Offering.

"**Operations Committee**" means, with respect to each Northstar Partnership, the committee formed to oversee the management of the business affairs of such Northstar Partnership.

"**Over-Allotment Option**" has the meaning ascribed thereto under "Plan of Distribution".

"**Palladium ASC**" means the Palladium for Surgery, the Northstar ASC owned by the Palladium Partnership.

"**Palladium Partnership**" means The Palladium for Surgery – Houston, Ltd. and, for purposes of the financial disclosure contained in this prospectus, includes affiliates of physicians that will become Physician Limited Partners in the Palladium Partnership following Closing, as described in the financial statements of the Palladium Partnership.

"**Partnership Interests Purchase Agreement**" means, with respect to each Northstar Partnership, the agreement pursuant to which Northstar GPco and Northstar LPco will together acquire a 55% interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% interest in the Kirby Partnership.

"**Physician Limited Partners**" means, with respect to each Northstar Partnership, the physicians or individuals who are, directly or indirectly, limited partners in such Northstar Partnership and who, following completion of the Offering, will collectively hold a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full), and a 40% limited partnership interest in the Kirby Partnership. In the case of the Palladium Partnership, the Physician Limited Partners include non-physician management, who will hold approximately a 2% limited partnership interest in the Palladium Partnership. In the case of the Kirby Partnership, all of the Physician Limited Partners are surgeons who practice at the Kirby ASC.

"**Repurchase Agreement**" means the Sale and Repurchase Agreement among Northstar, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Northstar LPco and Northstar GPco as described under "Northstar Acquisitions – Share Capital".

"**Revolver**" has the meaning ascribed thereto under "Indebtedness of Northstar".

"**Subco Class A Units**" means the class A common units of membership interest in Northstar Subco.

"**Subco Class B Units**" means the class B common units of membership interest in Northstar Subco.

"**Subco Preferred Units**" means the preferred units of membership interests in Northstar Subco.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as such may be amended from time to time.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Wellington West Capital Markets Inc.

"**Underwriting Agreement**" means the underwriting agreement among the Issuer, Ventures and the Underwriters dated May 9, 2007.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

"**Ventures**" means Healthcare Ventures, Ltd., a limited partnership formed under the laws of the State of Texas.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the prospectus of the Issuer dated May 9, 2007 relating to the sale of Common Shares of the Issuer by way of an initial public offering. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of Northstar Healthcare Inc. on the balance sheet of Northstar Healthcare Inc. as at March 16, 2007. Our report is dated March 29, 2007 (except for Note 2, which is as of May 9, 2007).

Toronto, Ontario
May 9, 2007

(Signed) BDO DUNWOODY LLP
Chartered Accountants,
Licensed Public Accountants

AUDITORS' CONSENT

We have read the prospectus of the Issuer dated May 9, 2007 relating to the sale of Common Shares of the Issuer by way of an initial public offering. We have complied with U.S. generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of:

(i) our report dated April 9, 2007 to the Board of Directors of The Palladium for Surgery – Houston LLP and Affiliates, on the combined balance sheet as of December 31, 2006, and the related combined statements of income, changes in partners' capital and cash flows for the year then ended;

(ii) our report dated July 20, 2006 to the Board of Directors of The Palladium for Surgery – Houston LLP and Affiliates, on the combined balance sheets of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the related combined statements of income, changes in partners' capital and cash flows for the years then ended;

(iii) our report dated April 4, 2007 to the partners of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center on the balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2006 and 2005, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2006 and 2005; and

(iv) our report dated February 2, 2007 to the partners of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center on the balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005 and 2004, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2005 and 2004.

Philadelphia, Pennsylvania
May 9, 2007

(Signed) MAYER HOFFMAN MCCANN P.C.
Certified Public Accountants

AUDITORS' REPORT

To the directors of
NORTHSTAR HEALTHCARE INC.

We have audited the balance sheet of Northstar Healthcare Inc. as at March 16, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at March 16, 2007 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
March 29, 2007 (except for Note 2,
which is as of May 9, 2007)

(Signed) BDO DUNWOODY LLP
Chartered Accountants,
Licensed Public Accountants

NORTHSTAR HEALTHCARE INC.

BALANCE SHEET
As of March 16, 2007

Assets	
Cash	$10
Shareholders' Equity	
Share capital:	
Common Shares (Authorized – unlimited; Issued – 1)	$10
Subsequent event (note 2)	

on behalf of the Board:

By: (Signed) DONALD L. KRAMER, M.D.

By: (Signed) CECIL F. FLEMING

See accompanying notes to Balance Sheet.

NORTHSTAR HEALTHCARE INC.

NOTES TO BALANCE SHEET
As of March 16, 2007

1. FORMATION:

The Company was incorporated on March 16, 2007 under the laws of the Province of British Columbia. The Company authorized capital consists of an unlimited number of common shares. One common share was issued on March 16, 2007.

2. SUBSEQUENT EVENT:

On May 9 , 2007, the Company filed a final prospectus for an initial public offering (the "Offering") of 12,087,698 common shares of Northstar Healthcare Inc. (the "Issuer") the proceeds of which are to be used to indirectly acquire all of the Class A special units of membership interests ("Acquisitions Class A Units") in Northstar Healthcare Acquisitions, L.L.C. ("Northstar Acquisitions") and all of the Class A units of common membership interests ("Subco Class A Units") and all of the preferred membership interests ("Subco Preferred Units") of Northstar Healthcare Subco, L.L.C., ("Northstar Subco"). Following completion of the Offering, Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will own all the class B units of common membership interests ("Subco Class B Units") of Northstar Subco.

Following completion of the Offering, the Issuer will indirectly hold a 48.1% interest in the Palladium Partnership and a 52.5% interest in the Kirby Partnership. Healthcare Ventures, Ltd., a Texas limited partnership ("Ventures"), will indirectly own a 6.9% interest in the Palladium Partnership and a 7.5% interest in the Kirby Partnership. The balance of the limited partnership interests in each Northstar Partnership will be held by surgeons practicing at the centre owned by the partnership and management.

The acquisition will be accounted for using the purchase method. The purchase price of $120,866 (in thousands of U.S. dollars) has been preliminary allocated to the assets and liabilities of the Northstar Partnerships as follows:

Net assets acquired at fair value, based on preliminary allocation (in thousands of U.S. dollars):	
Current assets less current liabilities	$ 13,633
Property and equipment	6,555
Other long-term assets	21
Other intangibles	6,779
Other liabilities – non-controlling interest	(17,267)
Minority interest	(8,537)
	1,184
Goodwill	119,682
	$120,866

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the directors of
NORTHSTAR HEALTHCARE INC.

We have read the accompanying unaudited pro forma consolidated balance sheet of Northstar Healthcare Inc. as at December 31, 2006 and the unaudited pro forma consolidated statement of operations of the Company for the year ended December 31, 2006, and have performed the following procedures.

1. Compared the figures in the columns captioned "The Palladium for Surgery – Houston, Ltd." to the audited financial statements of The Palladium for Surgery – Houston, Ltd. as at December 31, 2006 and for the year ended December 31, 2006 and found them to be in agreement.
2. Compared the figures in the columns captioned "Medical Ambulatory Surgical Suites, L.L.P." to the audited financial statements of Medical Ambulatory Surgical Suites, L.L.P. as at December 31, 2006 and for the year ended December 31, 2006 and found them to be in agreement.
3. Made enquiries of certain officials of the Company who have responsibility for the financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Palladium for Surgery – Houston, Ltd." and "Medical Ambulatory Surgical Suites, L.L.P." as at December 31, 2006 and for the year ended December 31, 2006, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Ontario
May 9, 2007

(Signed) BDO DUNWOODY LLP
Chartered Accountants,
Licensed Public Accountants

NORTHSTAR HEALTHCARE INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2006
(Unaudited – See Compilation Report)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Adjustments	Note 3	Pro Forma Consolidated
			(In thousands of U.S. dollars)			
ASSETS						
Current assets						
Cash	$—	$ 2,216	$ 64	$ (1,720) 120,866 (120,866)	a,b,c	$ 560
Patient accounts receivable, net	—	7,078	6,696	—		13,774
Current portion related party receivables	—	258	—	(258)	a	—
Inventory	—	—	280	—		280
Prepaid expenses and other current assets	—	269	75	—		344
	—	9,821	7,115	(1,978)		14,958
Long term						
Property and equipment	—	2,211	4,344	—		6,555
Other intangibles	—	—	—	6,779	c	6,779
Goodwill	—	—	—	119,682	c	119,682
Other assets	—	6	15	—		21
	—	2,217	4,359	126,461		133,036
Total assets	$—	$12,038	$11,474	$ 124,483		$147,994
LIABILITIES						
Current liabilities						
Accounts payable	$—	$ 2,658	$ 318	$ (2,276)	a	$ 700
Current portion of capital lease obligations	—	91	—	(91)	a	—
Current portion of long – term debt	—	—	1,336	(1,336)	a	—
Related party payables	—	195	—	(195)	a	—
Accrued liabilities and other current	—	1,293	208	(877)	a	625
	—	4,237	1,862	(4,774)		1,325
Long term capital lease obligations	—	79	—	(79)	a	—
Long term debt	—	—	1,171	(1,171)	a	—
Other liabilities, non-controlling interests	—	—	—	17,267	c	17,267
	—	79	1,171	16,016		17,267
Total liabilities	—	4,316	3,034	11,241		18,592
Minority interests	—	—	—	8,537	c	8,537
Shareholders' equity						
Partners' equity	—	7,721	8,440	4,047 (20,209)	a,c	—
Share capital				133,545 (12,679)	b	120,866
Total shareholders' equity	—	7,721	8,440	104,704		120,866
Total liabilities and shareholders' equity	$—	$12,038	$11,474	$ 124,483		$147,994

on behalf of the Board:

By: (Signed) DONALD L. KRAMER, M.D.
Director

By: (Signed) CECIL F. FLEMING
Director

See Notes to Pro Forma Financial Statements.

NORTHSTAR HEALTHCARE INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006
(Unaudited – See Compilation Report)

	Northstar Healthcare Inc.	The Palladium for Surgery – Houston, Ltd.	Medical Ambulatory Surgical Suites, L.L.P.	Pro Forma Adjustments	Note 3	Pro Forma Consolidated
			(In thousands of U.S. dollars)			
Net patient service revenue	$ —	$24,623	$22,399	360	f	$47,382
Operating expenses						
Salaries and benefits	—	1,805	2,184	—		3,989
Drugs and supplies	—	1,532	2,544	—		4,076
General and administrative	—	3,952	2,059	(1,871)	f	4,139
Depreciation and Amortization	—	454	696	357	d	1,507
Management fees, net	—	1,824	—	(1,824)	f	—
Interest expense	—	17	217	(234)	e	50
				50		
Management fee	—	—	—	1,910	g	1,910
Withholding taxes	—	—	—	1,107	i	1,107
Income before income taxes and minority interest	—	15,039	14,699	866		30,604
Income tax expense						
Current	—	—	—	140	i	140
Future	—	—	—	2,826	i	2,826
Minority interest	—	—	—	13,303	h	13,303
Net income	$ —	$15,039	$14,699	$(15,403)		$14,336
Net income per common share						$ 1.19

See Notes to Pro Forma Financial Statements.

NORTHSTAR HEALTHCARE INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

(Unaudited)

(In thousands of U.S. dollars except per share amounts)

1. BASIS OF PRESENTATION:

The Issuer was incorporated under the *Business Corporations Act* (British Columbia) in 2007. The Issuer will issue common shares to the public for cash proceeds of Cdn$148,074 by way of the Offering. The Issuer, Northstar Holdco, Northstar Subco, Northstar Acquisitions, Ventures and others, will enter into the Investment Agreement, to be dated the date of the final prospectus. Pursuant to the Investment Agreement, a series of transactions will be undertaken that will result in the Issuer acquiring the Acquisitions Class A Units and indirectly acquiring, through Northstar Holdco, the Acquisitions Preferred Units and the Acquisitions Common Units. Ventures will maintain an interest in Northstar Acquisitions through its ownership of the Acquisitions Class B Units.

On Closing, Northstar Acquisitions will hold all of the Subco Preferred Units and all of the Subco Class A Units. Ventures will maintain an interest in Northstar Subco through its ownership of all of the Subco Class B Units. See "The Issuer, Northstar Acquisitions, Northstar Subco and the Northstar Partnerships".

Northstar Subco will then indirectly acquire, pursuant to the Partnership Interests Purchase Agreements, a 55% indirect interest in the Palladium Partnership (70% if the Over-Allotment Option is exercised in full) and a 60% indirect interest in the Kirby Partnership. The Physician Limited Partners of the Palladium Partnership will retain a 45% limited partnership interest in the Palladium Partnership (30% if the Over-Allotment Option is exercised in full) and the Physician Limited Partners of the Kirby Partnership will retain a 40% limited partnership interest in the Kirby Partnership.

The pro forma consolidated balance sheet has been prepared from the audited balance sheets of each of the Northstar Partnerships for the year ended December 31, 2006. These audited financial statements are included elsewhere in this prospectus.

The pro forma consolidated statement of operations has been prepared from the audited statement of operations of each of the Northstar Partnerships for the year ended December 31, 2006. These audited financial statements are included elsewhere in this prospectus.

The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The audited financial statements for each of the Northstar Partnerships have been prepared in accordance with United States generally accepted accounting principles which in all significant respects conforms with Canadian generally accepted accounting principles.

The pro forma consolidated financial statements are not necessarily indicative of the results that would have actually occurred had the transactions been consummated at the dates indicated nor are they necessarily indicative of future operating results or the financial position of the Issuer.

2. THE ACQUISITION:

Northstar expects to receive $120,866 in net proceeds from the Offering, after deducting fees payable by Northstar to the Underwriters and the estimated expenses of the Offering payable by Northstar. The total estimated expenses of the Offering of $12,679 include expenses for which Northstar is obliged to reimburse the Underwriters.

Northstar will use such net proceeds to acquire all of the Acquisitions Class A Units and indirectly acquire all of the Acquisitions Preferred Units and Acquisitions Common Units. All of the Acquisitions Class B Units will be held by Ventures.

On Closing, Northstar Acquisitions will use a portion of the proceeds from the sale of its equity interests to acquire all of the Subco Preferred Units and Subco Class A Units.

Northstar Subco will use a portion of these proceeds to indirectly acquire a 55% partnership interest, including the general partnership interest, in the Palladium Partnership and a 60% partnership interest, including the general partnership interest, in the Kirby Partnership. Net proceeds received by the Issuer from any exercise of the Over-allotment Option in full will be used to purchase an additional interest in the Palladium Partnership, resulting in Northstar Subco holding a 70% indirect interest in the Palladium Partnership.

(In thousands of U.S. dollars except per share amounts)

3. PRO FORMA ADJUSTMENTS:

(a) Partnership interests purchase agreements:

Northstar Subco will acquire its interest in each Northstar Partnership pursuant to a separate agreement for each Northstar Partnership (collectively, the "Partnership Interests Purchase Agreements"). In accordance with the Partnership Interests Purchase Agreements, the vendors are required to pay off certain liabilities of each Northstar Partnership, including long-term debt, related party liabilities and other accrued expenses. The vendors will make a contribution to Partner's Capital in accordance with the Partnership Interests Purchase Agreements. The following represents those assets and liabilities by Northstar Partnership:

Palladium Partnership	
Cash	$(1,716)
Current portion related party receivable	(258)
Accounts payable	2,158
Related party payable	195
Accrued liabilities and other current	794
Long-term capital lease obligations	170
Partners' capital	(1,342)
	$ —
Kirby Partnership	
Cash	$ (4)
Accounts payable	118
Current portion of long-term debt	1,336
Accrued liabilities and other current	83
Long term capital lease obligations	1,171
Partners' capital	(2,705)
	$ —

(b) Initial public offering:

The Issuer will issue 12,087,698 common shares pursuant to the Offering for net proceeds of Cdn$134,016, after deducting estimated expenses of the Offering and the underwriters fees of Cdn$14,058.

The U.S. dollar equivalent of the Offering, based on a contracted hedge rate of Cdn$1.1088 per US$1.00, is:

Common shares	$133,545
Total expenses	(12,679)
	$120,866

(c) Acquisition:

The acquisition will be accounted for using the purchase method. The net purchase price of $120,866 has been preliminarily allocated to the assets and liabilities of the Northstar Partnerships at December 31, 2006 as follows:

Current assets less current liabilities (including cash)	$13,633
Property and equipment	6,555
Other long-term assets	21
Other intangibles	6,779
Other liabilities – non-controlling interest	(17,267)
Minority interest	(8,537)
	1,184
Goodwill	119,682
	$120,866

The pro forma calculation and preliminary allocation of the purchase price discrepancy, representing the excess of the purchase price over the related book value of the net assets acquired in the amount of $126,461 including intangibles of $6,779 and goodwill of $119,682.

(In thousands of U.S. dollars except per share amounts)

The actual determination and allocation of the purchase price will be based upon the assets purchased and liabilities assumed at the effective date of the acquisition and other information available at that date. Accordingly, the actual amounts for each of the assets will vary from the pro forma amounts and the variation may be material. The Issuer has agreed to obtain a third-party valuation to determine the purchase price allocation.

Other liabilities – non controlling interest represents the fair value of Subco Class B Units, owned by Ventures, in Northstar Subco.

(d) Amortization:

To record amortization over 19 years of other intangibles in the amount of $357.

(e) Interest expense:

Historical interest expense of $234 has been eliminated.

Ventures will provide the collateral for the five-year currency hedge to Northstar Subco. A one-time commitment fee of 1.0% of the collateral will be paid to Ventures at Closing. The one-time fee is $50.

(f) Other income and (expense)

Interest and other income relating to the non-core assets and management fees and other non-recurring items have been eliminated.

The amounts eliminated are as follows:

Existing management fee expense (Palladium Partnership)	(1,824)
Insurance expense (Palladium Partnership)	(1,871)

Northstar Acquisitions will earn a management fee from the Managed Centers equal to 10% of their net collected revenues in the amount of $360.

(g) Distributions to Existing Investors:

Following the Closing, Ventures will hold all of the Acquisitions Class B Units. Each Acquisitions Class B Unit entitles Ventures to receive monthly distributions of cash from Northstar Acquisitions equal to a specified percentage of Northstar Acquisitions' gross management fee revenues (including management fees earned for services earned under the Management and Cost Sharing Agreement and for services provided to other clients of Northstar Acquisitions), payable after all distributions have been made to the holders of Acquisitions Preferred Units and Acquisitions Class A Units. The specified percentage will be equal to 12.5% on Closing and will decrease if Ventures disposes of Acquisitions Class B Units pursuant to the Negotiation Right.

A distribution of $1,910, representing management fees, was included in operating expenses.

(h) Minority interest:

Represents 45% of the net income of the Palladium Partnership and 40% of the net income for the Kirby Partnership. Minority interest would have been $13,303 for the year ended 2006.

(i) Taxes:

The provision for income taxes has been determined based on the Issuer not being taxable on distributions received on the Acquisitions Class A Units as they are paid out of the exempt or pre-acquisition surplus of a controlled foreign affiliate. Such distributions will be deductible as interest for United States tax purposes pursuant to the Repurchase Agreement. These distributions will be subject to a 10% United States withholding tax which will not be recoverable by the Issuer as the distributions are not included in the Issuer's income.

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED FINANCIAL STATEMENTS

Year Ended December 31, 2006

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

We have audited the accompanying combined balance sheet of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2006, and the related combined statements of income, changes in partners' capital and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly in all material respects, the financial position of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
April 9, 2007

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED BALANCE SHEET
December 31, 2006

ASSETS	
CURRENT ASSETS	
Cash	$ 2,216,374
Patient accounts receivable	7,077,792
Related party receivables	257,992
Prepaid expenses and other current assets	268,577
TOTAL CURRENT ASSETS	9,820,735
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	2,211,092
OTHER ASSETS	6,044
TOTAL ASSETS	$12,037,871
LIABILITIES AND PARTNERS' CAPITAL	
CURRENT LIABILITIES	
Current portion of capital lease obligations	$ 90,959
Related party payables	194,667
Accounts payable, trade	2,657,770
Other accrued expenses	1,293,757
TOTAL CURRENT LIABILITIES	4,237,153
CAPITAL LEASE OBLIGATIONS, less current portion above	79,228
TOTAL LIABILITIES	4,316,381
PARTNERS' CAPITAL	7,721,490
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$12,037,871

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF INCOME

Year Ended December 31, 2006

REVENUE	
Net patient service revenue	$24,623,325
EXPENSES	
Operating expenses	9,567,178
Interest	16,798
TOTAL EXPENSES	9,583,976
NET INCOME	$15,039,349

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year Ended December 31, 2006

Balance, beginning of year	$ 7,847,364
Net income	15,039,349
Partners' withdrawals	(15,165,223)
Balance, end of year	$ 7,721,490

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 15,039,349
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation and amortization	453,628
Increase in operating assets	
Patient accounts receivable	(1,938,379)
Prepaid expenses and other current assets	(155,618)
Increase (decrease) in operating liabilities	
Accounts payable, trade	(32,248)
Other accrued expenses	1,263,115
NET CASH FLOWS FROM OPERATING ACTIVITIES	14,629,847
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in related party receivables	(149,739)
Purchases of property and equipment	(695,419)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(845,158)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of capital lease obligations	(79,281)
Increase in related party payables	151,440
Partners' withdrawals	(12,999,866)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(12,927,707)
NET INCREASE IN CASH	856,982
CASH, BEGINNING OF YEAR	1,359,392
CASH, END OF YEAR	$ 2,216,374

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – The Palladium for Surgery – Houston, LLP and Affiliates (the "Company") is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center in Houston, Texas. It conducts business through the use of multiple corporate, partnership and limited liability company entities which are related through exclusive use agreements.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Principles of combination – The combined financial statements include accounts of two entities, a professional association and a limited liability company, in addition to The Palladium for Surgery – Houston, LLP which have common business activities through exclusive use agreements. The owners of these two entities are presently becoming partners of the Company. All intercompany balances and significant transactions have been eliminated.

Use of estimates – The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at net realizable value. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable based on the history of past write-offs and collections and current credit conditions and adjusts the net realizable value accordingly. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The combined financial statements, therefore, do not include a provision for income taxes.

Inventory – Inventory consists of various medical supplies and is valued at the lower of cost or market on the first-in, first-out method (FIFO). Inventory is included in prepaid expenses and other current assets.

Property and equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the term of the leases.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3-5 Years
Furniture	7 Years
Medical equipment, including capitalized leased equipment	5 Years
Leasehold improvements	10 Years

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $263 for the year ended December 31, 2006.

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is riot exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets (See footnote 8). Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

Accounting treatment of certain distributions – Net income set forth above is gross of distributions to persons receiving facilities fees under certain use arrangements with the Company with the exception of the two entities referenced in "Principles of combination" above.

(2) Property and equipment

Cost	
Telephone equipment	$ 43,185
Computer hardware	43,363
Computer software	127,281
Furniture	16,985
Medical equipment, including capitalized leased equipment	1,879,929
Leasehold improvements	1,229,102
Total cost	3,339,845
Accumulated depreciation and amortization	1,128,753
Net property and equipment	$2,211,092

The depreciation and amortization expenses charged to operations for the year ended December 31, 2006, were $453,628.

(3) Capital lease obligations

The Company leases various types of medical equipment generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Total cost and accumulated amortization of assets held under capital leases was $399,229 and $246,192, respectively, as of December 31, 2006. Amortization of assets held under capital leases is included in depreciation and amortization expenses and is $79,846 for the year ended December 31, 2006.

The following is a schedule of future minimum annual lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2006:

Years Ending December 31,	
2007	$101,469
2008	82,282
2009	221
Total minimum lease payments	183,972
Less amount representing interest	13,785
Present value of net minimum lease payments	$170,187
Current portion of capital lease obligations	$ 90,959
Long-term portion of capital lease obligations	79,228
	$170,187

(4) Operating leases

During 2004, the Company leased its office and surgical center facility under an operating lease from a related party with common ownership. In January 2005, the related party sold the office and surgical center facility to an unrelated third party and the Company continued the existing lease with the new owner. The lease expires in November 2013.

The Company also leases various medical equipment under an operating lease that expires in February 2007.

The future minimum rental payments required under the operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending December 31,	
2007	$ 404,631
2008	402,813
2009	414,903
2010	427,353
2011	440,166
Thereafter	880,373
Totals	$2,970,239

Total rental expense for the year ended December 31, 2006, was $474,929.

(5) Related party transactions

Palladium Management, Ltd. is an affiliate of the Company through common ownership. There is a management agreement with Palladium Management, Ltd. to manage the Company's operations and to provide accounting services. Management services of $1,824,230 was earned by Palladium Management, Ltd. during the year ended December 31, 2006.

In addition, the Company advanced monies to and from related entities with common ownership. These advances are generally noninterest bearing and are due on demand. For the year ended December 31, 2006, the Company had outstanding related party receivables of $257,992 and related party payables of $194,667.

The Company has paid property and casualty insurance premiums to insurance companies affiliated with two partners and a spouse. The expense to these insurance companies for the year ended December 31, 2006, was $1,871,489.

Accounts payable, trade includes liabilities to various related entities in the amount of $225,377 and a payable to an entity owned 100% by a partner in the amount of $2,165,357 as of December 31, 2006.

(6) Employee benefit plan

The Company has adopted a 401(k) savings plan for its employees. The plan covers substantially all employees. Under the terms of the plan, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code limitations ("IRC"), of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company may match employee contributions up to 4% of the amount contributed by the employee. The Company's matching contribution for the year ended December 31, 2006, was $28,323.

(7) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

Cash paid:	
Interest	$ 16,798
Non-cash investing and financing activities:	
Accrued partner withdrawals	$2,165,357

(8) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its financial statements. In general, a VIE Is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that, do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; its entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable interestholder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest.

As of December 31, 2006, the Company had casualty insurance arrangements with Nassau Casualty Corporation ("Nassau"), Westchester Casualty Corporation ("Westchester") and Tuscany Casualty Corporation ("Tuscany"). For purposes of FIN 46, such arrangements were evaluated and determined that such do not require consolidation in the Company's combined financial statements. As discussed in Note 5, the Company paid premiums to Nassau, Westchester and Tuscany to insure certain risks. Nassau is owned 100% by a certain partner of the Company; Westchester is 100% owned by his spouse; and Tuscany is 100% owned by a certain other partner of the Company and his spouse. As of December 31, 2006, Nassau had assets of $2,435,767, liabilities of $867,572 and net worth of $1,568,195. Westchester as of December 31, 2006, had assets of $1,990,262, liabilities of $960,482 and net worth of $1,029,780. Tuscany as of December 31, 2006, had assets of $928,934, liabilities of $650,049 and net worth of $278,885. Nassau, Westchester and Tuscany participate with other unrelated insurance companies in an insurance pooling arrangement with additional insurers and are self-sustaining businesses. The Company is not subject to any risk or loss related to Nassau, Westchester or Tuscany.

(9) Differences between U.S. and Canadian generally accepted accounting principles and practices

The combined financial statements of The Palladium for Surgery – Houston, LLP and Affiliates have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles. U.S. generally accepted accounting principles may differ in certain respects from those principles that the Company would have followed if its combined financial statements had been prepared in accordance with accounting principles generally accepted in Canada. However, those differences are not significant.

Mayer Hoffman McCann P.C.
An Independent CPA Firm
401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP

Our report on our audit of the basic combined financial statements of The Palladium for Surgery – Houston, LLP and Affiliates for the year ended December 31, 2006, appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The information contained in the accompanying Schedule I is presented only for additional analysis and is not a required part of the basic combined financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic combined financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
April 9, 2007

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ADDITIONAL INFORMATION – SCHEDULE I – COMBINED OPERATING EXPENSES

Year Ended December 31, 2006

Advertising	$ 263
Computer	5,066
Contract labor	469,193
Depreciation and amortization	453,628
Donations	6,771
Dues and subscriptions	7,705
Employee benefit plan expense	28,323
Equipment lease	91,379
Insurance	2,011,560
Janitorial	49,340
Lab fees	4,539
Licenses and permits	3,022
Management services	1,824,230
Meals, entertainment, and travel	59,504
Miscellaneous	31,262
Office expense	77,218
Online billing service	25,375
Patient plants	33,187
Payroll expense	146,842
Postage	7,884
Professional fees	259,333
Physician credentials	1,108
Recruiting	11,423
Rent	383,550
Repairs and maintenance	163,474
Salaries	1,630,275
Service contract	19,757
Supplies	1,527,637
Taxes	34,204
Telephone	15,754
Transportation	114,759
Utilities	67,075
Waste disposal	2,538
TOTAL OPERATING EXPENSES	$9,567,178

See Independent Auditors' Report on Additional Information

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP

We have audited the accompanying combined balance sheets of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the related combined statements of income, changes in partners' capital and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by, management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the, financial position of The Palladium for Surgery – Houston, LLP and Affiliates as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
July 20, 2006

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$1,359,392	$ 291,878
Patient accounts receivable	5,139,413	3,076,700
Related party receivables	108,253	80,974
Prepaid expenses and other current assets	112,959	14,693
TOTAL CURRENT ASSETS	6,720,017	3,464,245
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	1,969,301	2,071,126
OTHER ASSETS	6,044	6,044
TOTAL ASSETS	$8,695,362	$5,541,415
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Line of credit	$ —	$ 250,000
Notes payable	—	567,826
Current portion of capital lease obligations	84,321	81,297
Related party payables	43,227	593,097
Accounts payable, trade	524,661	404,081
Other accrued expenses	30,642	18,873
TOTAL CURRENT LIABILITIES	682,851	1,915,174
CAPITAL LEASE OBLIGATIONS, less current portion above	165,147	243,376
TOTAL LIABILITIES	847,998	2,158,550
PARTNERS' CAPITAL	7,847,364	3,382,865
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$8,695,362	$5,541,415

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF INCOME

Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Net patient service revenue	$18,343,845	$9,577,760
EXPENSES		
Operating expenses	6,872,956	3,772,191
Interest	45,641	86,513
TOTAL EXPENSES	6,918,597	3,858,704
NET INCOME	$11,425,248	$5,719,056

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

Years Ended December 31, 2005 and 2004

	2005	2004
Balance, beginning of year	$ 3,382,865	$ (63,131)
Net income	11,425,248	5,719,056
Partners' withdrawals	(6,960,749)	(2,273,060)
Balance, end of year	$ 7,847,364	$ 3,382,865

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$11,425,248	$ 5,719,056
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation and amortization	382,335	271,771
Decrease (increase) in operating assets		
Patient accounts receivable	(2,062,713)	(2,635,642)
Prepaid expenses and other current assets	(98,266)	(6,358)
Other assets	—	6,486
Increase in operating liabilities		
Accounts payable, trade	120,580	392,443
Other accrued expenses	11,769	18,873
NET CASH FLOWS FROM OPERATING ACTIVITIES	9,778,953	3,766,629
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in related party receivables	(27,279)	(80,974)
Purchases of property and equipment:	(280,510)	(620,358)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(307,789)	(701,332)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings (repayments) on line of credit	(250,000)	250,000
Repayment of notes payable	(567,826)	(382,174)
Repayment of capital lease obligations	(75,205)	(63,358)
Decrease in related party payables	(549,870)	(316,099)
Partners' withdrawals	(6,960,749)	(2,273,060)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(8,403,650)	(2,784,691)
NET INCREASE IN CASH	1,067,514	280,606
CASH, BEGINNING OF YEAR	291,878	11,272
CASH, END OF YEAR	$ 1,359,392	$ 291,878

See Notes to Financial Statements

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – The Palladium for Surgery – Houston, LLP and Affiliates (the "Company") is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center ("ASC") in the Galleria area of Houston, Texas. It conducts its business through its partners and other persons which the Company receives payment from for the use of its surgical suites and treatment centers.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Principles of combination – The combined financial statements include accounts of two entities, a professional association and a limited liability company, in addition to The Palladium for Surgery-Houston, LLP which have common business activities through exclusive use agreements. The owners of these two entities are presently becoming partners of the Company. All intercompany balances and significant transactions have been eliminated.

Use of estimates – The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments to arrive at net realizable revenue are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at cost, less an allowance for losses. The Company does riot accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable and establishes an allowance for losses, based on the history of past write-offs and collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral. The allowance for losses as of December 31, 2005 and 2004, was $-0-.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The combined financial statements, therefore, do not include a provision for income taxes.

Property and equipment – Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $32,111 and $687 for the years ended December 31, 2005 and 2004, respectively.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3 -5 Years
Furniture	7 Years
Medical equipment, Including capitalized leased equipment	3 - 5 Years
Leasehold Improvements	10 Years

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is riot exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business Interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets (See Note 7). Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

Accounting treatment of certain distributions – Net income is gross of distributions to persons receiving facilities fees under certain use arrangements with the Company.

(2) Property and equipment

	December 31, 2005	December 31, 2004
Cost		
Telephone equipment	$ 43,185	$ 37,713
Computer hardware	31,558	11,320
Computer software	75,608	39,149
Furniture	14,495	5,890
Medical equipment, including capitalized leased equipment	1,500,861	1,304,154
Leasehold Improvements	978,719	965,690
Total cost	2,644,426	2,363,916
Accumulated depreciation and amortization	675,125	292,790
Net property and equipment	$1,969,301	$2,071,126

The depreciation and amortization expenses charged to operations for the years ended December 31, 2005 and 2004, were $382,335 and $271,771, respectively.

(3) Lines of credit

The Company entered into a line of credit agreement with Whitney Bank that allowed for borrowings up to $500,000 and bore Interest at the lender's prime rate (6.00% as of the payoff date of June 8, 2005). Interest was payable quarterly. As of December 31, 2004, outstanding borrowings amounted to $250,000. The line of credit was collateralized by substantially all of the Company's business assets and was guaranteed by one of the partners. The outstanding balance was paid in full In June 2005, and the line of credit expired in December 2005.

The Company also had an unsecured line of credit with one of its partners that allowed for borrowings up to $1,500,000. There was no outstanding balance on the line of credit as of December 31, 2005 and 2004. The line of credit expired in December 2005.

(4) Notes payable

	December 31 2005	December 31 2004
Bank loan, payable in monthly installments of $16,731, including interest at the bank's prime rate; through July 2005, with a final balloon payment in the amount of $358,775 due on August 29, 2005. Collateralized by all of the Company's business assets and the personal guarantee of the Company's general partner. The loan was paid in full on June 8, 2005.	$—	$434,493
Other note payable to an individual, unsecured, with interest at 6% per annum. The note was due on demand and paid in full on June 8, 2005.	—	133,333
Total notes payable	—	567,826
Less current portion	—	567 826
Long-term portion	$—	$ —

(5) Capital lease obligations

The Company leases various types of medical equipment generally over periods ranging up to five years. Certain leases essentially transfer the risks of ownership and are accounted for as capital leases.

Total net book value of assets held under capital leases amounted to $232,883 and $312,729 as of December 31, 2005 and 2004, respectively. Amortization of assets held under capital leases is Included in depreciation and amortization expenses.

The following is a schedule of future minimum annual lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2005:

Years Ending December 31,	
2006	$101,475
2007	95,659
2008	82,282
2009	221
Total minimum lease payments	279,637
Less amount representing interest	30,169
Present value of net minimum lease payments	249,468
Current portion of capital lease obligations	$ 84,321
Long-term portion of capital lease obligations	165,147
	$249,468

(6) Operating leases

During 2004, the Company leased its office and surgical center facility under an operating lease from a related party with common ownership. In January 2005, the related party sold the office and surgical center facility to an unrelated third party and the Company continued the existing lease with the new owner. The lease expires in November 2013.

The Company also leases various medical equipment under an operating lease that expires in February 2007. Total rent expense related to the medical equipment for the years ended December 31, 2005 and 2004, was $77,567 and $50,968, respectively.

The future minimum annual rental payments required under the operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending December 31,	
2006	$ 433,883
2007	404,631
2008	402,813
2009	414,903
2010	427,353
Thereafter	1,320,539
Totals	$3,404,122

Total rental expense for the year ended December 31, 2005, was $467,038. Total rental expense to the related party for the year ended December 31, 2004, was $265,332.

(7) Related Party transactions

Palladium Management Ltd. is an affiliate of the Company through common ownership. There is a management agreement with Palladium Management Ltd. to manage the Company's operations and to provide accounting services. Management fees of $1,237,161 and $290,434 were earned by Palladium Management Ltd. during the years ended December 31, 2005 and 2004, respectively.

In addition, the Company advanced monies to and from related entities with common ownership. These advances are generally noninterest bearing and are due on demand. As of December 31, 2004, $200,000 of the $593,097 bore Interest at prime plus 1% (6% as of December 31, 2004). For the years ended December 31, 2005 and 2004, the Company had outstanding related party receivables of $108,253 and $80,974, respectively, and related party payables of $43,227 and $593,097, respectively.

The Company has paid insurance premiums to Insurance companies affiliated with two partners and a spouse. The expense to these Insurance companies for the years ended December 31, 2005 and 2004 was $787,359 and $419,045, respectively (See Note 10).

Accounts payable, trade includes liabilities to various related entities in the amounts of $114,047 and $52,947 as of December 31, 2005 and 2004, respectively.

(8) Employee benefit plan

During the year ended December 31, 2005, the Company adopted a 401(k) savings plan for its employees. The plan covers substantially all employees. Under the terms of the plan, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code limitations

("IRC"), of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company may match employee contributions up to 4% of the amount contributed by the employee. The Company's matching contribution for the year ended December 31, 2005, was $18,946.

(9) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

	Year Ended December 31,	
	2005	2006
Cash paid:		
Interest	$53,641	$78,513

(10) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides new framework for Identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out Its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about Its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by Its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable Interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable Interestholder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling Interests at fair value and subsequently account for the VIE as If it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest.

As of December 31, 2005 and 2004, the Company had casualty insurance arrangements with Nassau Casualty Corporation ("Nassau"), Westchester Casualty Corporation ("Westchester") and Tuscany Casualty Corporation ("Tuscany"). For purposes of FIN 46, such arrangements were evaluated and determined that such do not require consolidation in the Company's financial statements. As discussed in Note 7, the Company paid premiums to Nassau, Westchester and Tuscany to insure certain risks. Nassau Is owned 100% by a certain partner of the Company; Westchester is 100% owned by his spouse; and Tuscany is 100% owned by a certain partner of the Company and his spouse. As of December 31, 2005 and 2004, Nassau had assets of $1,305,361 and $838,213, respectively, liabilities of $408,924 and $215,034, respectively, and net worth of $896,437 and $623,179, respectively. Westchester as of December 31, 2005 and 2004, had assets of $918,447 and $489,652, respectively, liabilities of $473,893 and $315,536, respectively, and net worth of $444,554 and $174,116, respectively. Tuscany as of December 31, 2005, had assets of $499,511, liabilities of $324,545, and net worth of $174,966. Nassau, Westchester and Tuscany participate with other unrelated insurance companies in an insurance pooling arrangement with additional insurers and are self-sustaining businesses. The Company is not subject to any risk or loss related to Nassau, Westchester, or Tuscany.

Mayer Hoffman McCann P.C.
An Independent CPA Firm
401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
THE PALLADIUM FOR SURGERY – HOUSTON, LLP

Our report on our audits of the basic combined financial statements of The Palladium for Surgery – Houston, LLP and Affiliates for the years ended December 31, 2005 and 2004, appear on page 1. Those audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The additional information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic combined financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic combined financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
July 20, 2006

THE PALLADIUM FOR SURGERY – HOUSTON, LLP AND AFFILIATES

ADDITIONAL INFORMATION – SCHEDULE I – COMBINED OPERATING EXPENSES

Years Ended December 31, 2005 and 2004

	2005	2004
Advertising	$ 32,111	$ 687
Computer	1,145	5,353
Contract labor	1,035,135	451,598
Depreciation and amortization	382,335	271,771
Donations	9,554	2,206
Dues and subscriptions	6,134	8,331
Employee benefit plan expense	18,946	—
Equipment lease	77,567	50,968
Insurance	1,021,001	602,520
Janitorial	27,387	25,994
Lab fees	1,014	1,316
Licenses and permits	6,667	2,864
Management fees	1,237,161	290,434
Meals, entertainment, and travel	36,117	6,781
Miscellaneous	15,737	5,357
Office expense	63,950	16,818
Online billing service	25,370	1,897
Patient plants	22,495	10,648
Payroll expense	88,873	68,317
Postage	8,680	3,080
Professional fees	227,795	228,441
Physician credentials	3,595	1,497
Recruiting	2,053	1,594
Rent	467,038	265,332
Repairs and maintenance	56,989	15,150
Salaries	1,078,574	696,525
Service contract	26,383	8,850
Supplies	739,341	492,923
Taxes	3,578	3,156
Telephone	17,279	14,224
Transportation	53,618	38,884
Utilities	77,106	177,268
Waste disposal	2,228	1,407
TOTAL OPERATING EXPENSES	$6,872,956	$3,772,191

See Independent Auditors' Report on Additional Information

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Partners
MEDICAL AMBULATORY SURGICAL SUITES, L.LP D/B/A KIRBY SURGICAL CENTER

We have audited the accompanying balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2006 and 2005, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
April 4, 2007

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Partners
MEDICAL AMBULATORY SURGICAL SUITES, L.LP D/B/A KIRBY SURGICAL CENTER

We have audited the accompanying balance sheets of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005 and 2004, and the related statements of operations, changes in partners' capital and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
February 2, 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A SURGICAL CENTER

BALANCE SHEETS
December 31, 2006, 2005 and 2004

	2006	2005	2004
ASSETS			
CURRENT ASSETS			
Cash	$ 63,665	$ 293,051	$ 541,115
Patient accounts receivable, net	6,695,898	4,284,789	4,070,414
Related party receivables	—	—	31,500
Inventory	280,148	272,822	224,723
Prepaid expenses	75,334	46,271	17,762
TOTAL CURRENT ASSETS	7,115,045	4,896,933	4,885,514
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization	4,344,046	4,727,718	5,343,914
OTHER ASSETS	14,747	47,535	46,535
TOTAL ASSETS	$11,473,838	$9,672,186	$10,275,963
LIABILITIES AND PARTNERS' CAPITAL			
CURRENT LIABILITIES			
Current portion of long-term debt	$ 1,336,110	$1,270,000	$ 1,270,000
Related party payables	—	—	6,000
Accounts payable, trade	318,150	367,091	348,040
Accrued expenses and other current liabilities	207,988	130,737	95,441
TOTAL CURRENT LIABILITIES	1,862,238	1,767,828	1,719,481
LONG-TERM DEBT, less current portion above	1,171,476	2,294,044	4,162,500
TOTAL LIABILITIES	3,033,714	4,061,872	5,881,981
PARTNERS' CAPITAL	8,440,124	5,610,314	4,393,982
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$11,473,838	$9,672,186	$10,275,963

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
REVENUES			
Net patient service revenue	$22,399,446	$16,804,461	$10,742,700
EXPENSES			
Operating expenses	7,483,073	6,734,917	3,936,241
Interest	217,083	240,712	125,417
TOTAL EXPENSES	7,700,156	6,975,629	4,061,658
NET INCOME (LOSS)	$14,699,290	$ 9,828,832	$ 6,681,042

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Balance, beginning of year/period	$ 5,610,314	$ 4,393,982	$ 392,940
Capital contributions	—	75,000	—
Net income (loss)	14,699,290	9,828,832	6,681,042
Partners' withdrawals	(11,869,480)	(8,687,500)	(2,680,000)
Balance, end of year/period	$ 8,440,124	$ 5,610,314	$ 4,393,982

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 14,699,290	$ 9,828,832	$ 6,681,042
Adjustments to reconcile net income to net cash flows from operating activities			
Depreciation and amortization	696,000	599,819	343,063
Gain on disposal of property and equipment, included in miscellaneous expense	—	(3,866)	—
Increase in operating assets			
Patient accounts receivable	(2,411,109)	(214,375)	(4,070,414)
Inventory	(7,326)	(48,099)	(224,723)
Prepaid expenses	(29,063)	(28,509)	(17,762)
Other assets	32,788	(1,000)	(32,787)
Increase in operating liabilities			
Accounts payable, trade	(48,941)	19,051	317,850
Accrued expenses and other current liabilities	77,251	35,296	25,050
NET CASH FLOWS FROM OPERATING ACTIVITIES	13,008,890	10,187,149	3,021,319
CASH FLOWS FROM INVESTING ACTIVITIES			
Repayment of (advances to) related party receivables	—	31,500	27,839
Purchases of property and equipment	(98,796)	(257,706)	(5,238,954)
Proceeds from disposal of property and equipment	—	277,949	—
NET CASH FLOWS FROM INVESTING ACTIVITIES	(98,796)	51,743	(5,211,115)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from long-term debt	—	—	9,671,215
Repayments of long-term debt	(1,270,000)	(1,868,456)	(4,338,715)
Advances from (repayments to) related party payables	—	(6,000)	6,000
Capital contributed	—	75,000	—
Partners' withdrawals	(11,869,480)	(8,687,500)	(2,680,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(13,139,480)	(10,486,956)	2,658,500
NET INCREASE (DECREASE) IN CASH	(229,386)	(248,064)	468,704
CASH, BEGINNING OF YEAR/PERIOD	293,051	541,115	72,411
CASH, END OF YEAR/PERIOD	$ 63,665	$ 293,051	541,115

See Notes to Financial Statements

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of operations – Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center ("KSC" or the "Company") was formed on March 10, 2003, in the State of Texas as a Limited Liability Partnership. Formal operations began in June 2004. KSC is engaged in the business of the ownership and operation of an outpatient ambulatory surgical center ("ASC") in Houston, Texas.

Basis of accounting – The Company reports its financial position, results of operations, and cash flows on the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net patient service revenue – Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service.

Third-party contractual adjustments – Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Patient accounts receivable – Patient accounts receivable are carried at cost, net of contractual allowances, less an allowance for losses. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its patient accounts receivable and establishes an allowance for losses, based on the history of past write-offs and collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. Patients are generally extended credit without collateral. There was no allowance for losses as of December 31, 2006, 2005 and 2004.

Income taxes – The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Inventory – Inventory consists of various medical supplies and is valued at the lower of cost or market on the first-in, first-out method (FIFO).

Property and equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line methods over the useful lives of the related assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Maintenance and repairs are charges to operations when incurred.

The estimated useful lives for depreciation and amortization purposes are:

Assets	Estimated Useful Lives
Leasehold improvements	15 Years
Furniture and fixtures 15 Years	5 Years
Office and medical equipment	5 - 10 Years
Computers and software	3 Years

Advertising costs – Advertising costs are charged to operations when incurred. Advertising expense was $8,813, $494,758 and $473,963 for the years ended December 31, 2006, 2005 and 2004, respectively.

Concentrations of credit risk – At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts.

Risk management – The Company is exposed to various risks of loss from torts; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; national disasters; medical malpractice; and employee health, dental, accident benefits, employment practices, indemnity obligations to officers and directors, pollution liability relating to the disposal of medical wastes, loss of services of major utilizers of the ambulatory surgery center and regulatory changes. Insurance coverages are purchased for claims arising from such matters in the conventional and alternative risk markets. Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

(2) Property and equipment

	December 31,		
Cost	2006	2005	2004
Leasehold improvements	$ 2,372,181	$2,366,557	$2,634,972
Furniture and fixtures	248,868	245,460	219,090
Office and medical equipment	3,287,358	2,984,062	2,762,260
Computers and software	70,909	70,909	70,909
Total cost	5,979,316	5,666,988	5,687,231
Accumulated depreciation and amortization	(1,635,270)	(939,270)	(343,317)
Net property and equipment	$ 4,344,046	$4,727,718	$5,343,914

Depreciation and amortization expenses were $696,000, $599,819 and $343,063 for the years ended December 31, 2006, 2005 and 2004, respectively.

(3) Long-term debt

	December 31,		
	2006	2005	2004
Term note in the amount of $6,350,000, payable in monthly installments of principal of $105,833 plus interest charged at the applicable base rate minus the applicable margin. The applicable base rate is either the highest of (a) 3.00%, (b) the Federal Funds rate plus .50% or (c) the Prime Rate as published in the Wall Street Journal (8.25% and 7.75% as of December 31, 2006 and 2005, respectively.) and the applicable margin is .53% (effective rate; 7.72% in 2006 and 6.72% in 2005), through September 2009. The entire facility is secured by substantially all of the assets of the Company. The partners personally guaranteed the debt until August 2005, when the bank amended the term note and removed the guarantees. The Company has made additional principal payments on the note totaling $1,198,456 through December 31, 2006.	$2,294,044	3,564,044	5,432,500
Term note in the amount of $213,532, payable in monthly installments of $6,647, including principal plus interest at 7.44%, through December 2009	213,532	—	—
Total Long-term debt	2,507,576	3,564,044	5,432,500
Less current portion	1,336,100	1,270,000	1,270,000
Long-term portion	$1,171,476	$2,294,044	$4,162,500

Annual maturities for long-term debt are as follows:

Years Ending December 31,	
2007	$1,336,100
2008	1,095,234
2009	76,242
Totals	$2,507,576

(4) Line of credit

During September 2004, the Company entered into agreements ("Agreements") with a bank. A working line of credit in the amount of $750,000 was extended to the Company. The working capital line of credit expired in September 2005. Interest only payments were due on any outstanding balance at month-end. The Company never borrowed funds under this line of credit.

(5) Operating leases

The Company leases its office space and surgical center under an operating lease expiring in June 2014.

The future annual minimum rental payments required under the operating lease are as follow:

Years Ending December 31,	
2007	153,428
2008	153,428
2009	153,428
2010	153,428
2011	153,428
Thereafter	385,571
Totals	$1,150,711

The Company is required to pay its proportionate share of maintenance and operating costs and real estate taxes in addition to the monthly rent, Total rental expense for the years ended December 31, 2006, 2005 and 2004 was $172,834, $162,352 and $102,561, respectively.

(6) Related party transactions

The Company made and received loans from partners that were non-interest bearing and were due on demand. For the years ended December 31, 2006, 2005 and 2004, the Company had outstanding related party receivables of $-0-, $-0-, and $31,500, respectively. For the years ended December 31, 2006, 2005 and 2004, the Company had outstanding related party payables of $-0-, $-0-, and $6,000, respectively. In addition, the Company paid the partners meeting fees of $119,000, $98,000 and $40,000 in 2006, 2005 and 2004, respectively. The managing partner was paid $54,000, $75,000 and $-0- in performing his duties in 2006, 2005 and 2004, respectively.

(7) Cash flow disclosures

Cash consists of cash on hand and demand deposits with financial institutions.

The following is a summary of supplemental cash flow information:

	Years Ended December 31,		
	2006	2005	2004
Cash paid			
Interest	$ 217,083	$240,712	$125,417
Summary of Non cash Investing and Financing Activities:			
Medical equipment purchased	(213,532)	—	—
Note payable assumed	213,532	—	—

(8) Off-balance sheet arrangement

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE it its financial statements. In general, a VIE is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interestholder) is obligated to absorb a majority of the risk of loss from the VIE's activities; is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses); or both. A variable interestholder that consolidates the 'VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE: as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interestholder is not required to consolidate but in which it has a significant variable interest. The Company had no variable interest entities as of December 31, 2006, 2005 and 2004.

(9) Differences between U.S. anti Canadian Generally accepted accounting principles and practices

The financial statements of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center have been prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles. U.S. generally accepted accounting principles may often differ in certain respects from those principles that the Company would have followed if its financial statements had been prepared in accordance with accounting principles generally accepted in Canada. However, those differences are not significant.

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Partners
MEDICAL AMBULATORY SURGICAL SUITES, LLP
d/b/a KIRBY SURGICAL CENTER

Our report on our audits of the basic financial statements of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center for the years ended December 31, 2006, appears on page 1. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
April 4, 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

ADDITIONAL INFORMATION - SCHEDULE I - OPERATING EXPENSES
For the Year Ended December 31, 2006

	2006
Advertising	$ 8,313
Bank service charges	14,038
Contract labor	251,230
Depreciation and amortization	696,000
Donations	50,000
Dues and subscriptions	13,911
Insurance	387,336
Licenses and permits	8,986
Meals, entertainment, and travel	68,689
Miscellaneous expense	20,279
Office expense	260,787
Personal property tax	79,907
Postage	6,222
Professional fees	303,505
Rent	172,834
Repairs and maintenance	267,401
Salaries	2,022,973
Supplies	2,543,976
Taxes and benefits	161,019
Telephone	20,707
Utilities	124,960
TOTAL OPERATING EXPENSES	$7,483,073

See Independent Auditors' Report on Additional Information

Mayer Hoffman McCann P.C.
An Independent CPA Firm

401 Plymouth Road, Suite 200
Plymouth Meeting, Pennsylvania 19462
610-862-2200 ph
610-862-2500 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Partners
MEDICAL AMBULATORY SURGICAL SUITES, LLP
d/b/a KIRBY SURGICAL CENTER

Our report on our audits of the basic financial statements of Medical Ambulatory Surgical Suites, LLP d/b/a Kirby Surgical Center for the years ended December 31, 2005 and 2004, appears on page 1. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
February 2, 2007

MEDICAL AMBULATORY SURGICAL SUITES, LLP
D/B/A KIRBY SURGICAL CENTER

ADDITIONAL INFORMATION - SCHEDULE I - OPERATING EXPENSES
Years Ended December 31, 2005 and 2004

	2005	2004
Advertising	$ 494,758	$ 473,963
Bank service charges	9,912	2,942
Contract labor	197,779	151,956
Depreciation and amortization	599,819	343,063
Dues and subscriptions	7,717	9,077
Insurance	387,390	232,203
Licenses and permits	5,071	3,010
Meals, entertainment, and travel	47,718	35,526
Miscellaneous expense	7,694	30,329
Office expense	253,120	109,508
Postage	5,658	2,434
Professional fees	319,744	142,120
Rent	162,352	102,561
Repairs and maintenance	167,039	89,665
Salaries and benefits	1,810,698	1,019,384
Supplies	2,018,598	1,027,806
Taxes and benefits	130,328	76,383
Telephone	18,182	21,088
Utilities	91,340	63,223
TOTAL OPERATING EXPENSES	$6,734,917	$3,936,241

See Independent Auditors' Report on Additional Information

CERTIFICATE OF THE ISSUER

Date: May 9, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by section 27 of the *Securities Act* (Northwest Territories) and by section 27 of the *Securities Act* (Nunavut) and by the respective regulations thereunder, and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

NORTHSTAR HEALTHCARE INC.

By: (Signed) DONALD L. KRAMER, M.D.
Chief Executive Officer

By: (Signed) KENNETH J. KLEIN
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) CECIL F. FLEMING
Director

By: (Signed) ROBERT P. KANEE
Director

The Promoter

HEALTHCARE VENTURES, LTD.,
by HEALTHCARE VENTURES MANAGEMENT CORP.,
its sole General Partner

By: (Signed) STEWART A. FELDMAN
Chairman and Chief Executive Officer

By: (Signed) DONALD L. KRAMER, M.D.
President

CERTIFICATE OF THE UNDERWRITERS

Date: May 9, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by section 27 of the *Securities Act* (Northwest Territories) and by section 27 of the *Securities Act* (Nunavut) and by the respective regulations thereunder, and to our knowledge, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

BMO NESBITT BURNS INC.

By: (Signed) KENNETH MANGET

CIBC WORLD MARKETS INC.

By: (Signed) MARC LETOURNEAU

RBC DOMINION SECURITIES INC.

By: (Signed) J. CRAIG DUDRA

NATIONAL BANK FINANCIAL INC.

By: (Signed) MICHELLE FIEBIG

CANACCORD CAPITAL CORPORATION

By: (Signed) RONALD A. RIMER

WELLINGTON WEST CAPITAL MARKETS INC.

By: (Signed) JEFF REYMER




DALLAS
Palladium
Dallas Medical Center
TEXAS
HOUSTON
Humble
Galleria
Palladium
Baytown
Texas Medical Center
Kirby

Northstar Healthcare Inc.



Northstar Healthcare Inc.
Corporate Headquarters
4120 Southwest Freeway, Suite 150
Houston, TX 77027
Phone: 713.355.8614
Fax: 713.355.8615

Kirby Surgical Center – Houston
9300 Kirby Dr., Suite 100
Houston, TX 77054
Office: 832.201.5157
Fax: 832.201.5158

The Palladium for Surgery – Houston
4120 Southwest Freeway, Suite 200
Houston, TX 77027
Phone: 713.355.8600
Fax: 713.355.8069

The Palladium for Surgery – Dallas
5920 Forest Park, Suite 700
Dallas, TX 75235
Phone: 214.350.2400
Fax: 214.352.4862

River Oaks Pain Management – Galleria
4120 Southwest Freeway, Suite 230
Houston, TX 77027
Phone: 713.355.1500
Fax: 713.629.1945

River Oaks Pain Management – Humble
20202 Highway 59 North, Suite 300
Humble, TX 77338
Phone: 281.548.7246
Fax: 281.548.7254

River Oaks Pain Management – Baytown
4721 Garth Road, Suite A-100
Baytown, TX 77521
Phone: 281.427.1460
Fax: 281.427.1480

END